02034674

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang New Steel Company Ltd

*CURRENT ADDRESS #396, Nan Zhong Hua Lu
Anshan City, Liaoning Province
The People's Republic of China, 114003

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

82-34663

FILE NO. 82- FISCAL YEAR

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DEF 14A (PROXY)	☐		

OICF/BY: EBS
DATE: 6/5/02

Item 1

02 MAR 22 AM 8:50

82-34663

ANGANG NEW STEEL COMPANY LIMITED
鞍鋼新軋鋼股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board is pleased to announce that the Company and Thyssen have entered into a joint venture agreement on Thursday, 8 February, 2001 to set up a galvanised steel production line. The Company and Thyssen will each contribute US$30 million as the capital contribution to the equity joint venture. Pursuant to the joint venture agreement, the Company and Thyssen will each own 50% of the registered capital of the joint venture company.

he board of directors (the "Board") of Angang New Steel Company Limited (the "Company") is pleased to announce that the Company and Thyssen Stahl AG ("Thyssen"), a company incorporated under the laws of Federal Republic of Germany, have entered into a joint venture agreement (the "JV Agreement") on Thursday, 8 February, 2001 to set up a galvanised steel production line. Pursuant to the JV Agreement, the Company and Thyssen will each contribute US$30 million as the capital contribution to the equity joint venture and each will own 50% of the registered capital of the joint venture company. Other than the US$30 million to be contributed by each of the party to the JV Agreement, the Company is not currently required to contribute any further funding. The investment will be funded by internal resources and borrowings by financial institutions.

The joint equity company will construct a production line with an annual production of 400,000 tonnes of galvanised steel in Dalian Economic Development Zone. Such production line will adopt internationally advanced technologies and scientific management methods to produce and market products that possess internationally accepted advanced level. The principal products of the joint venture company will be sheet steel for use in the automotive industry (including sheet steel for car manufacturing) and sheet steel for use in certain high-grade household electrical appliances to serve as substitutes for imports.

The directors of the Company believe that there is a high demand for galvanised steel products in the People's Republic of China and the investment in the development of the galvanised steel production line will be beneficial both to the Company and the shareholders of the Company. Shareholders and investors of the Company are reminded of possible fluctuation in share prices and should exercise caution when dealing in the shares of the Company.

By order of the Board
Fu Ji Hui
Company Secretary

Anshan City
Liaoning Province, the PRC
8 February, 2001

Mar 21, 01

Item 3

02 MAR 22 AM 8:56

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANGANG NEW STEEL COMPANY LIMITED
鞍鋼新軋鋼股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

- Trading of the H shares of Angang New Steel Company Limited (the "Company") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") were suspended at 11:16 a.m. on 21st March, 2001 pending this announcement.
- The Company wishes to clarify that the board of directors of the Company (the "Board") has recommended a final dividend in respect of year 2000 of Rmb 0.09 per share.
- The Company has applied for trading of the Company's H share on the Stock Exchange to resume at 10:00 a.m. on 22nd March, 2001.

Trading in the H shares of the Company on the Stock Exchange was suspended at 11:16 a.m. on 21st March, 2001 at the request of ·· Company pending this announcement, which is made in order to clarify certain inconsistencies in announcements made ,ırding the annual results of the Company for the year 2000.

The Results Announcement of the Company as published on the teletext system and website of the Stock Exchange on 20th March, 2001 stated a proposed final dividend per H share for year 2000 of NIL, whereas the 2000 Annual Results Announcement published in the Hong Kong iMail and the Hong Kong Economic Times on 21st March, 2001 stated a proposed final dividend in year 2001 in relation to the 2000 financial year of Rmb 0.09 per share. The inconsistency arose from a misinterpretation of the relevant information form of the Stock Exchange by the Company.

The Board recommends a final dividend in respect of year 2000 of Rmb 0.09 in cash per share. A dividend for domestically-listed Renminbi ordinary shares is tax inclusive. The proposal is subject to approval at the Company's forthcoming annual general meeting. Subject to approval at this annual general meeting, the dividend will be payable to the holders of H shares of the Company whose names appear on the Register of Members of the Company before the closing date of such register, being 17th April, 2001.

The detailed Annual Results Announcement of the Company require to be disclosed pursuant to Sections 45 (1) to (3) in Appendix 16 of the Rules Governing the Listing of Securities of the Stock Exchange will be published on the website of the Stock Exchange, www.hkex.com.hk, in due course.

The Company has applied to the Stock Exchange to resume trading of the H shares of the Company on the Stock Exchange as from 10 a.m. on 22nd March, 2001.

By order of the Board
Fu Ji Hui
Company Secretary

Anshan City
Liaoning Province, the PRC
21st March, 2001

Item 4

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF 2000 ANNUAL GENERAL MEETING TO BE HELD ON 16TH MAY, 2001

NOTICE IS HEREBY GIVEN that the 2000 Annual General Meeting of the Company will be held on 16th May, 2001, at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

AS ORDINARY RESOLUTIONS

1. to consider and approve the 2000 report of the board of directors of the Company;
2. to consider and approve the 2000 report of the supervisory committee of the Company;
3. to consider and approve the audited financial statements of the Company as at 31st December, 2000;
4. to consider and approve the proposed profit distribution plan of the Company for 2000;
5. to determine the remuneration of the directors and the supervisors of the Company for 2001; and
6. to consider and approve the appointment of KPMG (Certified Public Accountants in Hong Kong) and KPMG Peat Marwick Huazhen (Registered Accountants in the People's Republic of China (excluding Hong Kong)) as the Company's international and domestic auditors, respectively, for 2001, to hold office until the conclusion of the 2001 Annual General Meeting, and to authorise the board of directors of the Company to determine their remuneration.

By Order of the Board
Fu Ji Hui
Company Secretary

Anshan City, Liaoning Province, the PRC
21st March, 2001
The Registered Office:
No. 396, Nan Zhong Hua Lu,
Anshan City, Liaoning Province,
The People's Republic of China.

Notes:

(A) Holders of the Company's H shares whose names appear on the register of members of the Company at the close of business on 12th April, 2001 are entitled to attend the Annual General Meeting with their passports or other identity papers.

(B) The register of members of the Company will be closed from 17th April, 2001 to 16th May, 2001, both days inclusive, during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are shareholders or not, to attend and vote on his behalf at the Annual General Meeting.

A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's registrar, HKSCC Registrars Limited of 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F) Shareholders intending to attend the Annual General Meeting should return the reply slip (which will be despatched to the shareholders with the Company's 2000 annual report) to the Secretary's Office of the Company before 25th April, 2001 personally or by mail, cable or facsimile. Failure to return the reply slip will not affect shareholders' rights to attend in person.

(G) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

(H) The details of the Secretary's Office of the Company are as follows:–

No. 396, Nan Zhong Hua Lu
Anshan City, Liaoning Province
The People's Republic of China
Postal Code : 114003
Tel : 0412-633 4292
Fax : 0412-672 7772

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

SHAREHOLDERS'S REPLY SLIP FOR ATTENDING THE ANNUAL GENERAL MEETING

To: Angang New Steel Company Limited (the "Company")

I/We(1) ______________________________ of ______________________________

being the registered holder(s) of (2) ______________________________ shares of RMB1.00 each in the share capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General meeting of the Company to be held at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China at 9:00a.m. on Wednesday, 16th May, 2001.

Date: ______________ 2001 Signature: ______________

Notes:

Please insert full name(s) and registered address(es) as shown in the register of members in block capitals.

(2) Please insert the number and category of shares registered in your name(s).

(3) In order to be valid, this completed and signed reply slip shall be delivered to the Company at its legal address at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China on or before Wednesday, 25th April, 2001. This reply slip may be delivered to the Company by hand, by post, by cable or by fax (fax no: 412-672-7772).

Item 5

May 16, 01

02 MAR 22

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2000 ANNUAL GENERAL MEETING

The board of directors of Angang New Steel Company Limited (the "Company") is pleased to announce that the following ordinary resolutions were passed at the 2000 annual general meeting held on 16 May 2001, at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China ("PRC"):

1. the 2000 report of the board of directors of the Company was approved;
2. the 2000 report of the supervisory committee of the Company was approved;
3. the audited financial statements of the Company as at 31 December 2000 was approved;
4. the proposed profit distribution plan of the Company for 2000 was approved;
5. the proposed remuneration of the directors and the supervisors of the Company for 2001 was approved; and
6. the appointments of KPMG and KPMG Peat Marwick Huazhen as the Company's international and domestic auditors, respectively, for 2001, were approved and the board of directors of the Company were authorised to determine their remuneration.

By order of the Board of
Angang New Steel Company Limited
Fu Ji Hui
Company Secretary

Anshan City, Liaoning Province, the PRC
16 May 2001

Item 6

02 MAR 22 AM 8:50

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") is pleased to announce the unaudited results of the Company for the six months ended 30 June 2001 together with the comparative figures as stated herein.

The unaudited turnover for the Company for the six months ended 30 June 2001 was Rmb4,737,173,000 on the basis of International Accounting Standards ("IAS"). Profit after taxation was Rmb197,265,000. Earnings per share were Rmb0.067. The detailed operating results are set out in the unaudited interim financial report below.

The Board is pleased with the above result, and would like to sincerely thank the Company's shareholders and friends for their concern, support and encouragement.

I. Company Profile

1.	Registered name of the Company: (in Chinese):	鞍鋼新軋鋼股份有限公司
	(in English):	Angang New Steel Company Limited
2.	Registered and business address of the Company:	396 Nan Zhong Hua Lu, Anshan City, Liaoning Province, the People's Republic of China (the "PRC")
	Postal code:	114003
	Company's internet website:	http://www.ansc.com.cn
	E-mail address:	infoansc@ansc.com.cn
3.	Legal representative of the Company:	Mr. Liu Jie
4.	Company secretary:	Mr. Fu Jihui
	Correspondence Address:	396 Nan Zhong Hua Lu, Anshan City, Liaoning Province, the PRC
	Telephone:	(86)412-6334292 / 6334293
	Fax:	(86)412-6727772
	E-mail address:	infoansc@ansc.com.cn
5.	Company's designated PRC newspaper for release of information:	China Securities Journal, Securities Times
	Company's designated Hong Kong newspaper for release of information:	Hong Kong Economic Times, Hong Kong iMail
	npany's designated website for iease of information:	http://www.cninfo.com.cn
	ɔmpany's interim report available at:	Secretary office of the Board 396 Nan Zhong Hua Lu, Anshan City, Liaoning Province, the PRC
6.	Stock Exchange Listings:	A Shares: Shenzhen Stock Exchange H Shares: The Stock Exchange of Hong Kong Limited (the "Stock Exchange")
7.	Chinese abbreviation for the Company shares:	Angang New Steel
	Stock Code:	A Shares: 0898 H Shares: 0347
8.	Stock Exchange Listing of the Company's convertible debentures:	Shenzhen Stock Exchange
9.	Chinese abbreviation for the Company's convertible debentures:	Angang Convertible Debenture
	Debenture Code:	5898

II. Interim Financial Report (unaudited)

A. INTERIM FINANCIAL REPORT PREPARED IN ACCORDANCE WITH IAS 34 INTERIM FINANCIAL REPORTING

1. Income Statement (unaudited) for the six months ended 30 June 2001

	Note	Six months ended 30 June 2001 *Rmb'000*	2000 *Rmb'000*
Turnover	2	4,737,173	4,318,777
Cost of sales		(4,261,394)	(3,866,864)
Gross profit		475,779	451,913
Other operating income		14,639	9,456
Distribution and other operating expenses		(71,617)	(76,578)
Administrative expenses		(98,659)	(57,879)
Profit from operations		320,142	326,912
Net financing income		5,576	7,808
Profit from ordinary activities before taxation	3	325,718	334,720
Income tax expenses	4	(128,453)	(110,458)
Profit attributable to shareholders		197,265	224,262
Interim dividend	5	—	—
Earnings per share	6		
— Basic		Rmb0.067	Rmb0.089
— Diluted		Rmb0.067	Rmb0.085

2. Balance Sheet at 30 June 2001 (unaudited)

	Note	At 30 June 2001 *Rmb'000*	At 31 December 2000 *Rmb'000*
Non-current assets			
Property, plant and equipment		3,447,939	3,633,942
Construction in progress	7	1,354,047	901,039
Deferred tax assets		33,583	29,888
		4,835,569	4,564,869
Current assets			
Inventories		845,360	767,229
Amounts due from ultimate holding company and fellow subsidiary		328,685	265,719
Trade receivables	8	93,347	162,158
Prepayments, deposits and other receivables		95,811	119,481
Bills receivable	9	1,899,765	1,323,298
Deposits with banks		238,000	657,205
Cash and cash equivalents	10	1,829,208	1,627,239
		5,330,176	4,922,329
Current liabilities			
Bills payable	11	904,719	718,794
Trade payables	12	200,600	243,667
Income tax payable		41,582	40,972
Amount due to ultimate holding company		240,000	120,000
Dividend payable		132,048	—
Other payables		1,362,898	890,729
		2,881,847	2,014,162
Net current assets		2,448,329	2,908,167
Total assets less current liabilities		7,283,898	7,473,036
Non-current liabilities			
Convertible debentures		35,296	133,240
Amount due to ultimate holding company		—	120,000
		35,296	253,240
NET ASSETS		7,248,602	7,219,796
SHAREHOLDERS' FUNDS			
Share capital	13	2,951,689	2,917,943
Reserves	14	4,296,913	4,301,853
		7,248,602	7,219,796

3. Statement of Changes in Equity (unaudited) for the six months ended 30 June 2001

	Share capital (note 13) Rmb'000	Share premium Rmb'000	Statutory surplus reserve Rmb'000	Statutory public welfare fund Rmb'000	Convertible debenture reserve Rmb'000	Hedging reserve Rmb'000	Retained earnings Rmb'000	Total Rmb'000
At 1 January 2000	2,509,000	1,999,939	92,573	92,573	—	—	660,555	5,354,640
Net profit for the period	—	—	—	—	—	—	224,262	224,262
At 30 June 2000	2,509,000	1,999,939	92,573	92,573	—	—	884,817	5,578,902
At 1 January 2001	2,917,943	2,953,619	141,548	141,548	11,138	—	1,054,000	7,219,796
Net profit for the period	—	—	—	—	—	—	197,265	197,265
Net exchange difference on hedged transactions recognised	—	—	—	—	—	(6,616)	—	(6,616)
Share issued upon conversion of convertible debentures	33,746	79,750	—	—	(13,682)	—	—	99,814
Final dividend — 2000 (note 5)	—	—	—	—	—	—	(265,490)	(265,490)
Deferred tax released upon conversion of convertible debentures	—	—	—	—	4,033	—	—	4,033
At 30 June 2001	2,951,689	3,033,369	141,548	141,548	1,489	(6,616)	985,775	7,248,602

4. Condensed Cash Flow Statement (unaudited) for the six months ended 30 June 2001

	Six months ended 30 June 2001 *Rmb'000*	2000 *Rmb'000*
Cash flows from operating activities	364,805	682,585
Cash flows from investing activities	(29,394)	(658,673)
Cash flows from financing activities	(133,442)	1,360,452
Net increase in cash and cash equivalents	201,969	1,384,364
Cash and cash equivalents at 1 January	1,627,239	995,815
Cash and cash equivalents at 30 June	1,829,208	2,380,179

5. Notes on the Interim Financial Report (unaudited)
For the six months ended 30 June 2001
(Expressed in Renminbi)

1 Basis of preparation

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), including compliance with International Accounting Standard ("IAS") 34 *Interim Financial Reporting* adopted by the International Accounting Standards Board.

The Company also prepares an interim financial report in accordance with the PRC accounting rules and regulations. A reconciliation of the Company's profit attributable to shareholders and the shareholders' funds under IAS and the PRC accounting rules and regulations is presented in section C.

The same accounting policies adopted in the 2000 annual accounts have been applied to the interim financial report, except that the accounting policy on the hedging of firm commitments and forecasted transactions has been revised as a result of the adoption of IAS 39 *Financial Instruments: Recognition and Measurement* with effect from 1 January 2001. According to IAS 39, retrospective application is not permitted. The revised accounting policy is as follows:

Hedging of firm commitments and forecasted transactions

Where a financial instrument hedges the variability in cash flows of a firm commitment or a forecasted transaction, any resultant gain or loss on the effective part of the financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Any gain or loss of the ineffective part is recognised in the income statement.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the company since the 2000 annual accounts.

2 Turnover

The Company's principal activities are the production and sales of steel products.

Turnover represents the aggregate net invoiced value of goods sold, after allowances for goods returned, trade discounts, value-added tax and sales surtaxes. All of the Company's operations are conducted in the PRC.

A geographical analysis of turnover is as follows:

	Six months ended 30 June 2001 *Rmb'000*	2000 *Rmb'000*
Domestic — PRC	4,635,734	4,093,747
Export		
South Korea	34,860	37,938
United States	19,726	162,111
Taiwan	32,032	—
Others	14,821	24,981
	4,737,173	4,318,777

3 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2001 *Rmb'000*	2000 *Rmb'000*
Interest and other borrowing costs	10,455	6,000
Interest income	(16,716)	(13,920)
Cost of inventories	3,534,152	3,121,124
Depreciation	176,253	125,114
Loss on disposal of fixed assets	8,654	25

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM RESULTS ANNOUNCEMENT

4 **Taxation**

Taxation in the income statement represents:

	Six months ended 30 June 2001 Rmb'000	2000 Rmb'000
Provision for PRC income tax	128,115	114,080
Deferred taxation	338	(3,622)
	128,453	110,458

The provision for PRC income tax is calculated at 33% (2000: 33%) of the estimated assessable profits for the period determined in accordance with relevant income tax rules and regulations in the PRC.

The Company is in the process of seeking an approval from the PRC Ministry of Finance that the water and electricity use rights with a total carrying value of Rmb112,915,000 as at 31 December 2000 in the accounts prepared under the PRC accounting rules and regulations may continue to be treated as intangible assets under new PRC "Enterprises Accounting Regulations" which became effective from 1 January 2001. If the Company fails to obtain the approval, the water and electricity use rights would have to be retrospectively de-recognised in the accounts prepared under the PRC accounting rules and regulations and the related tax benefits would no longer exists. Under such circumstances, the related deferred tax assets of Rmb36,924,000 as at 30 June 2001 in the accounts prepared under IAS would have to be written off. This would increase the income tax expense and reduce the profit attributable to shareholders by Rmb36,924,000 for the six months ended 30 June 2001.

5 **Dividends**

A final dividend of Rmb 9 cents per share in respect of the financial year 2000 was approved during the period (financial year 1999: nil).

The Board does not recommend the payment of any interim dividend for the six months ended 30 June 2001 (2000: nil).

6 **Earnings per share**

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of Rmb197,265,000 (2000: Rmb224,262,000) and a weighted average number of shares in issue during the period of 2,939,484,359 (2000: 2,509,000,000).

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of Rmb197,265,000 (2000: Rmb228,282,000) and a weighted average number of shares of 2,951,380,419 (2000: 2,696,312,687) after adjusting for the effects of conversion of remaining convertible debentures.

7 **Construction in progress**

	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Construction of New Steel Smelting Plant	272,191	226,650
Combined pickling and continuous rolling line	644,781	644,749
Production line of galvanised steel strips and sheets	5,920	931
Upgrade of Large Section Plant	165,247	—
Improvement projects	265,908	28,709
	1,354,047	901,039

8 **Trade receivables**

Sales are generally on a cash basis. Subject to negotiation, credit is only available for certain major customers with well-established trading records.

The ageing analysis of the trade receivables is as follows:

	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Less than 3 months overdue	93,065	161,030
More than 3 months overdue but less than 12 months overdue	282	1,128
	93,347	162,158

9 **Bills receivable**

All bills receivable are due within 6 months.

10 **Cash and cash equivalents**

	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Bank balances	915,788	1,172,418
Deposits with banks with an initial term of less than three months	913,420	454,821
Cash and cash equivalents	1,829,208	1,627,239

11 **Bills payable**

All bills payable are due within 6 months.

12 **Trade payables**

The ageing analysis of the trade payables is as follows:

	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Due on demand	186,014	194,454
Due within three months	14,586	49,213
	200,600	243,667

13 **Share capital**

	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Issued and fully paid:		
1,319,000,000 State-owned legal person shares of Rmb1 each	1,319,000	1,319,000
742,688,960 (2000:708,943,331) A shares of Rmb1 each	742,689	708,943
890,000,000 H shares of Rmb1 each	890,000	890,000
	2,951,689	2,917,943

During the period, 33,745,629 (financial year 2000:408,943,331) A shares were issued on the conversion of convertible debentures with total face value of Rmb111,215,000 (financial year 2000: Rmb1,349,528,000)

All the State-owned legal person, A and H shares rank pari passu in all material respects.

14 **Reserves**

No transfer to the statutory surplus reserve nor the statutory public welfare fund has been made during the period. According to the Articles of Association of the Company, any transfer shall be proposed by the Board and approved by the shareholders at the annual general meeting.

15 **Commitments**

As at 30 June 2001, the Company had the following capital commitments:

	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Authorised and contracted for	1,279,811	279,179
Authorised but not contracted for	2,668,484	1,646,313
	3,948,295	1,925,492

16 **Related party transactions**

Details of the related party transactions are presented in section B note 17. The financial data presented are the same as those prepared under IAS.

B. INTERIM FINANCIAL REPORT PREARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

1. **Balance Sheet at 30 June 2001 (unaudited)**

	Note	30 June 2001 Rmb'000	31 December 2000 Rmb'000
Assets			
Current assets			
Cash at banks and in hand		2,067,208	2,284,444
Trade receivables	2	93,347	162,158
Other receivables	3	84,538	106,009
Bills receivable	4	1,899,765	1,323,298
Prepayments	5	339,958	276,169
Inventories	6	845,360	767,229
Deferred expenses		—	3,022
Total current assets		5,330,176	4,922,329
Fixed assets			
Fixed assets, at cost		5,455,380	5,470,457
Less: Accumulated depreciation		(2,336,518)	(2,169,126)
Net book value of fixed assets		3,118,862	3,301,331
Construction in progress	7	1,354,700	895,924
Total fixed assets		4,473,562	4,197,255
Intangible assets	8	440,969	445,526
Total assets		10,244,707	9,565,110
Liabilities and shareholders' funds			
Current liabilities			
Bills payable		904,719	718,794
Trade payables		200,600	243,667
Receipts in advance	9	1,155,000	581,308
Accrued payroll		39,589	23,364
Staff welfare payable		7,927	5,087
Dividends payable		132,048	262,615
Taxes payable		53,139	144,156
Other payables		148,688	176,557
Long-term liabilities due within one year	10	240,000	120,000
Total current liabilities		2,881,710	2,275,348
Long-term liabilities			
Long-term loan	10	—	120,000
Convertible debentures		39,394	151,901
Total liabilities		2,921,104	2,547,249
Shareholders' funds			
Share capital		2,951,689	2,917,943
Capital surplus		3,180,897	3,102,606
Surplus reserves		283,096	283,096
including: statutory public welfare fund		141,548	141,548
Undistributed profits		907,921	714,216
Total shareholders' funds		7,323,603	7,017,861
Total liabilities and shareholders' funds		10,244,707	9,565,110

2. **Income Statement and Profit Appropriation Statement (unaudited) for the six months ended 30 June 2001**

	Note	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000
Income from principal operations		4,747,115	4,326,805
Less: Cost of sales		4,262,417	3,855,886
Business tax and surcharges		9,942	8,028
Profit from principal operations		474,756	462,891
Add: Other operating profit	11	14,593	9,306
Less: Distribution and other operating expenses		71,617	76,578
Administrative expenses		87,962	55,198
Add: Financial income	12	5,576	7,808
Operating profit		335,346	348,229
Add: Non-operating income		46	150
Less: Non-operating expenses	13	10,697	2,681
Total profit		324,695	345,698
Less: Income tax expense	14	128,115	114,080
Net profit		196,580	231,618
A. Net profit		196,580	231,618
Add: Undistributed profits at the beginning of the year		714,216	585,032
B. Distributable profit		910,796	816,650
Less: Transfer to statutory surplus reserve	15	—	—
Transfer to statutory public welfare fund	15	—	—
C. Profits distributable to shareholders		910,796	816,650
Less: Transfer to discretionary surplus reserve		—	—
Dividends	16	2,875	—
D. Undistributed profits		907,921	816,650

3. **Cash Flow Statement (unaudited) for the six months ended 30 June 2001**

	Note	1 January to 30 June 2001 Rmb'000
CASH FLOW FROM OPERATING ACTIVITIES		
Cash received from sales of goods		5,024,973
Sub-total of cash inflows		5,024,973
Cash paid for goods purchased		(3,621,531)
Cash paid to and on behalf of employees		(68,676)
Taxes paid		(346,248)
Cash paid in relation to other operating activities		(616,977)
Sub-total of cash outflows		(4,653,432)

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM RESULTS ANNOUNCEMENT

NET CASH FLOWS ARISING FROM OPERATING ACTIVITIES	(a)	371,541
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of fixed assets, intangible assets and other long-term assets		2,038
Cash from interest received		13,106
Sub-total of cash inflows		15,144
Decrease of time deposits		419,205
Cash paid for acquisition of fixed assets		(45)
Cash paid for construction in progress, intangible assets and other assets		(450,591)
Sub-total of cash outflows		(31,431)
NET CASH FLOWS ARISING FROM INVESTING ACTIVITIES		(16,287)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid in relation to interest and dividend		(144,808)
Sub-total of cash outflows		(144,808)
NET CASH FLOWS ARISING FROM FINANCING ACTIVITIES		(144,808)
Effect of foreign exchange rates		(8,477)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(b)	201,969

3. Cashflow Statement (Supplementary Information) (unaudited)
For the six months ended 30 June 2001

	1 January to 30 June 2001 Rmb'000
(a) …conciliation of net profit to cash flow from operating activities:	
profit	196,580
…dd: Depreciation of fixed assets	172,719
Amortisation of intangible assets	4,557
Loss on disposals of fixed assets	8,654
Increase in inventories	(78,131)
Financial income	(5,576)
Increase in operating receivables	(544,191)
Increase in operating payables	616,929
Net cash flows arising from operating activities	371,541
(b) Cash and cash equivalents	
Cash and cash equivalents at the end of the period	1,829,208
Less: Cash and cash equivalents at the beginning of the period	(1,627,239)
Net increase in cash and cash equivalents	201,969

4. Notes on the Interim Financial Report (unaudited)
For the six months ended 30 June 2001
(Expressed in Renminbi)

1 Significant accounting policies

The significant accounting policies adopted in the preparation of the accounts conform with the Enterprises Accounting Standards and Enterprises Accounting Regulations effective from 1 January 2001 issued by the PRC Ministry of Finance and other relevant regulations.

2. Trade receivables

	30 June 2001 Rmb'000	Percentage	Provision for bad debts Rmb'000	31 December 2000 Rmb'000	Percentage	Provision for bad debts Rmb'000
Within one year	93,347	100%	—	162,158	100%	—

Trade receivables at 30 June 2001 comprise mainly Rmb93,065,000 for the sale of steel rails due from China Railway Material Shenyang Co., and sales proceeds of Rmb282,000 due from other enterprises. All of these amounts are aged within one year. The Board considers that no provision is necessary.

The five largest debtors are as follows:

Name of Debtors	Amount Rmb'000	Period	Nature
China Railway Material Shenyang Co.	93,065	May 2001	Sales of goods
Heilongjiang Materials Trade Centre	92	July 2000	Sales of goods
…a Water Conservancy And Electric …er Equipment Co. Xian Branch	42	December 2000	Sales of goods
…de Lecong Shunlian Steel Trade Co., Ltd.	36	July 2000	Sales of goods
Minqi Industry Engineering Co.	30	July 2000	Sales of goods
	93,265		

No balance is due from a shareholder who holds 5% or more of the Company's shares.

3. Other receivables

Other receivables mainly include export tax refunds, time deposits interest, transportation expenses paid on behalf of customers, advances to employees and other receivables.

The aging analysis of other receivables is as follows:

	30 June 2001 Rmb'000	Percentage	31 December 2000 Rmb'000	Percentage
Within one year	83,557	99%	102,918	97%
Between one to two years	118	—	2,169	2%
Between two to three years	28	—	922	1%
Over three years	856	1%	21	—
Total	84,559	100%	106,030	100%
Less: Provision for bad debts	21		21	
Other receivables, net	84,538		106,009	

The provision for bad debts in respect of other receivables amounted to Rmb21,000. Management consider that most of the other receivables could be recovered in the near future, and debtors have the ability to repay the debts. Hence, the level of bad debt provision is less than 5%.

The five largest debtors are as follows:

Name of Debtors	Amount Rmb'000	Period	Nature
Anshan State Tax Bureau	69,638	2001	Export tax refund
China Insurance Company	835	1997	Insurance refund
Angang Construction and Installation Company	113	2001	Construction fee
China Erzhong Group Company Limited	100	2001	Construction fee
Anshan Labour Insurance Company	69	2001	Insurance refund
	70,755		

No balance is due from a shareholder who holds 5% or more of the Company's shares.

4. Bills receivable

At 30 June 2001, the Company had outstanding bills receivable of Rmb1,899,765,000 issued by banks, which are due before 31 December 2001. All bills receivable are not secured, and the bills receivable due from Anshan Iron and Steel Group Complex ("Angang Holding") and Angang New Steel and Iron Company Limited ("ANSI") amounted to Rmb470,405,000.

5. Prepayments

	30 June 2001 Rmb'000	31 December 2000 Rmb'000
Prepayments to independent third parties on spare parts	11,271	10,450
Amounts due from and prepaid to Angang Holding and ANSI	328,687	265,719
Total	339,958	276,169

The aging analysis of the prepayment to independent third parties on spare parts is as follows:

	30 June 2001 Rmb'000	Percentage	31 December 2000 Rmb'000	Percentage
Within one year	10,271	91%	9,435	90%
Between one to two years	12	—	249	3%
Between two to three years	222	2%	—	—
Over three years	766	7%	766	7%
Total	11,271	100%	10,450	100%

All of the amounts due from and prepaid to Angang Holding and ANSI are aged within one year.

The five largest balances of prepayments are as follows:

Name of Debtors	Amount Rmb'000	Period	Nature
Angang Holding and ANSI	328,687	2001	Prepayment for materials and export
Fushun Special Steel Co., Inc. (Group)	2,469	2001	Prepayment for materials
Xian Metallurgy Mechanical Plant	2,053	2001	Prepayment for spare parts
Beijing Shouan Industry Fire Protection Engineering Co., Ltd.	780	2001	Prepayment for spare parts
Hengyang Coloured Metallurgy Plant	533	2001	Prepayment for spare parts
	334,522		

Angang Holding holds more than 5% of the Company's shares.

6. Inventories

	30 June 2001 Rmb'000	31 December 2000 Rmb'000
Raw materials	243,127	183,287
Work in progress	84,532	105,429
Finished goods	132,883	138,720
Spare parts	462,738	417,713
Total	923,280	845,149
Less: Provision for spare parts	77,920	77,920
Inventories, net	845,360	767,229

The cost and the net realisable value of each item of the inventories at 30 June 2001 have no material differences compared with that at 31 December 2000. No provision is made during the period.

7. Construction in progress

	Balance at 1 January 2001 Rmb'000	Additions during the period Rmb'000	Transferred to fixed assets during the period Rmb'000	Balance at 30 June 2001 Rmb'000	Source of fund	Project progress
Construction of New Steel Smelting Plant	226,650	45,541	—	272,191	Equity finance	76.3%
Production line of galvanised steel strips and sheets	931	4,989	—	5,920	Equity finance	0.1%
Combined pickling and continuous rolling line	639,634	5,800	—	645,434	Equity finance	92.2%
Upgrade of Large Section Plant	—	165,247	—	165,247	Operating cash	85.9%
Upgrade of the second cold rolling system	—	95,250	—	95,250	Debt finance	5.3%
Renovation of No.2 and No.3 cutting lines	—	33,860	—	33,860	Debt finance	33.9%
Upgrade of Thick Plate Plant	—	2,951	—	2,951	Operating cash	3.0%
Technology renovation	16,042	94,854	(897)	109,999	Operating cash	42.4%
Equipment transformation	12,667	11,181	—	23,848	Operating cash	57.8%
	895,924	459,673	(897)	1,354,700		

8. Intangible assets

Intangible assets of the Company including water and electricity use rights were taken over by the Company from Angang Holding at 8 May 1997 when the Company was established. Intangible assets were carried at Rmb122,734,000 initially. Amortisation of intangible assets is provided on a straight line basis over the use period of 50 years. The net book value of intangible assets were Rmb112,915,000 at 31 December 2000. Management have conducted a review on whether the aforesaid water and electricity use rights may continue to be treated as intangible assets under "Intangible Assets" of the Enterprises Accounting Regulations which has become effective from 1 January 2001. The Company is seeking an approval from the PRC Ministry of Finance in this connection. A reply from the PRC Ministry of Finance is expected before 31 December 2001. Prior to that, the Company will continue to treat them as intangible assets.

If an adjustment is required to be made in respect of the aforesaid intangible assets, the capital reserve would be reduced by Rmb122,734,000, the opening balance of the undistributed profits would be reduced by Rmb9,819,000 and the net book value of intangible assets would be reduced by Rmb112,915,000 accordingly.

9. Receipts in advance

	30 June 2001 Rmb'000	31 December 2000 Rmb'000
Receipts in advance	1,155,000	581,308
	1,155,000	581,308

At 30 June 2001, the balance of receipts in advance increased by Rmb573,692,000 compared with that at 31 December 2000. The increase is mainly attributable to the increase in purchase orders received.

10. Loan

	30 June 2001 Rmb'000	31 December 2000 Rmb'000
Long-term loan		
Appropriation to Angang Holding	240,000	240,000
Less: current portion of long-term loan	240,000	120,000
	—	120,000

At 31 December 1996, the appropriation to Angang Holding amounted to Rmb600,000,000. According to the agreement entered into with Angang Holding, such amount was being classified as a long-term loan from Angang Holding and repayable with a minimum annual amount of Rmb120,000,000 commencing from 1 January 1998. This long-term loan is interest free.

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM RESULTS ANNOUNCEMENT

11. Other operating profit

	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000
Packaging materials profit	5,908	3,448
Scrap materials and others	8,685	5,858
Total	14,593	9,306

Increase in other operating profit for 2001 is mainly due to the commencement of the operations of the Steel Smelting Plant in the second half of 2000.

12. Financial income

	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000
Interest income	16,716	13,920
Less: interest expenses	(10,455)	(6,000)
Exchange gain	163	17
Others	(848)	(129)
Total	5,576	7,808

13. Non-operating expenses

	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000
Penalty for excess usage of the railway warehouse	2,033	1,553
Loss on disposal of fixed assets	8,654	25
Others	10	1,103
Total	10,697	2,681

The increase of the Company's non-operating expenses for the six months ended 30 June 2001 compared with that of the same period of 2000 was mainly due to the net ·s of Rmb8,654,000 on disposal of fixed assets.

1. .ome tax

	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000
Income tax	128,115	114,080
	128,115	114,080

The provision for income tax is calculated at 33% (2000: 33%) of the estimated assessable profits for the period determined in accordance with relevant income tax rules and regulations.

15. Reserve fund

According to the Articles of Association of the Company, any transfer shall be proposed by the Board of Directors and approved by the shareholders at the annual general meeting. No transfer to the statutory surplus reserve nor the statutory public welfare fund has been proposed by the Board of Directors during the period.

16. Dividends

The dividends represent the profit distributable to ordinary shareholders on the increased number of shares issued which resulted from the conversion of A share convertible debentures from 1 January 2001 to the closing date of share register.

The Board does not recommend the payment of any interim dividend.

17. Related party transactions

Related party with controlling interest:

Name of enterprise	Registered address	Principal activities	Relation to the Company	Economic nature	Legal representative
Angang Holding	Tie Xi District Anshan, Liaoning Province	Production and sales of steel and metal products, steel filament tubes, and metal structures	Holding company	State—owned	Liu Jie

The registered paid-in capital of Angang Holding at 30 June 2001 was Rmb 10,794,160,000. It holds 44.69% of the Company's shares. There is no change in registered paid-in capital of Angang Holding during the period. The changes of percentage of shares held by Angang Holding are detailed in "Changes in share capital structure" of the interim report.

Related party without controlling interest:

Name of enterprise	Relation to the Company
'	Subsidiary of Angang Holding

. 28 December 2000, Angang Holding, together with China Huarong Assets Management Company Limited and China Xinda Assets Management Company, set up a subsidiary, ANSI. ANSI consists of 24 plants, which were transferred from Angang Holding. ANSI commenced its operation on 1 January 2001. All the raw materials and utilities services, except the staff welfare service, other services and technology licence service, are now provided by ANSI instead of Angang Holdings. The Company now sells its finished products to ANSI instead of to Angang Holding.

ANSI and the Company will sign a Supplemental Supply of Materials and Services Agreement ("the Supplemental Agreement") in the second half of 2001 to revise certain terms as stipulated in the Supply of Materials and Services Agreement ("the Existing Agreement"), signed on 8 May 1997 and revised on 20 March 1999 by Angang Holding and the Company. The Existing Agreement is valid until Supplemental Agreement is signed. Meanwhile, the purchase of raw materials and services from and the sales of products to ANSI from 1 January 2001 complies the Existing Agreement before the Supplemental Agreement has become effective.

These transactions between Angang Holding, ANSI and the Company constitute connected transactions for the Company for the purpose of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company has made an application to the Stock Exchange for a waiver from strict compliance with the announcement/approval of the independent shareholders requirement as required under Appendix 14 of the Listing Rules in respect of these transactions.

Related party transactions with Angang Holding and ANSI:

	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000
Transactions with ANSI		
Sales	370,973	308,168
Subcontracting fee	32,169	169,218
Sales/return of scrap materials	123,384	84,855
Purchase		
— Raw materials	3,269,994	3,231,323
— Ancillary materials and spare parts	32,687	12,818
Supply of fuel and power	136,130	99,367
Transactions with Angang Holding		
Staff welfare and other services	35,160	26,790
Technology licence fee	—	3,753

— Sales

The Company sold steel products to ANSI. The selling prices were not lower than the average prices charged to independent customers for the preceding month.

— Subcontract

The Company processed molten iron into molten steel on behalf of ANSI. The Company received a sub-contracting fee, which is based on the actual processing cost incurred by the Company with a profit margin of 5 per cent.

— Sales of scrap materials

The Company sold scrap materials to ANSI at average prices charged to independent customers by the Company.

— Purchase of raw materials

The Company purchased its principal raw materials from ANSI at prices no higher than the lowest sales prices charged by ANSI to independent customers and the average sales prices quoted to the Company by five independent suppliers for large quantities.

— Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from ANSI the price of which were based on the average prices of such materials charged by ANSI to independent customers, market prices or applicable State prices.

— Supply of fuel and utilities

The Company purchased fuel and utilities such as industrial water, recycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, compressed air and steam from Angang Holding at cost.

— Staff welfare and other services

Angang Holding provides staff welfare and other services to the Company including: railway and road transportation services; agency services for the purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul services; design and engineering services, product quality testing and analysis; heating supply for employees' accommodation; newspaper, telephone, fax and other media communication services and staff training. These services are charged either at the applicable State prices, market prices or at cost.

— Technology licence fee

The Company entered into technology licence agreement with Angang Holding under which Angang Holding licensed to the Company patents relating to the production of products in return for an annual licence fee.

Amounts due from or prepaid to Angang Holding and ANSI

The detailed information of amounts due from or prepaid to Angang Holding and ANSI is in note 5.

Loan from Angang Holding

The outstanding loan from Angang Holding amounted to Rmb240,000,000 at 30 June 2001.

The detailed information of loan from Angang Holding is set out in note 10.

Guarantee

The issuance of five-year, A share convertible debentures amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding.

18. Capital commitments

The capital commitments of the Company at 30 June 2001 were as follows:

	Authorised but not contracted for Rmb'000	Contracted but not provided for Rmb'000	Total Rmb'000
Construction of New Steel Smelting Plant	346,940	8,627	355,567
Production line of galvanised steel strips and sheets	1,182,210	229,735	1,411,945
Combined pickling and continuous rolling line	53,870	700	54,570
Upgrade of Large Section Plant	2,650	23,973	26,623
Upgrade of the second cold rolling system	951,947	794,343	1,746,290
Renovation of No.2 and No.3 cutting lines	72,000	—	72,000
Upgrade of Thick Plate Plant	27,451	71,349	98,800
Other projects	31,416	151,084	182,500
Total	2,668,484	1,279,811	3,948,295

19. Comparative figures

Certain comparative figures in the 2000 financial report have been reclassified to conform with current period's presentation.

C. DIFFERENCES BETWEEN ACCOUNTS PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND PRC ACCOUNTING RULES AND REGULATIONS

		Profit attributable to shareholders		Shareholder's funds	
	Note	1 January to 30 June 2001 Rmb'000	1 January to 30 June 2000 Rmb'000	At 30 June 2001 Rmb'000	At 31 December 2000 Rmb'000
Accounts prepared under PRC Accounting Rules and Regulations ("PRC accounts")		196,580	231,618	7,323,603	7,017,861
Dividends	(i)	—	—	—	262,615
Intangible assets	(ii)	1,023	1,227	(111,892)	(112,915)
Convertible debentures	(iii)				
— Discount on convertible debentures		—	—	3,961	17,232
— Additional borrowing costs capitalised		—	—	6,163	5,115
Hedging transactions	(iv)	—	—	(6,816)	—
Provisions for major overhaul and fixed assets impairments	(v)	—	(12,205)	—	—
Deferred tax	(vi)	(338)	3,622	33,583	29,888
Accounts prepared under IAS ("IAS accounts")		197,265	224,262	7,248,602	7,219,796

Note:

(i) According to IAS 10, dividends should be recognised as a liability in the period in which they are declared or approved. However, in the PRC accounts, dividends are recognised in the period to which the dividends relate.

(ii) The intangible assets were injected on the formation of the Company in 1997 by Angang Holding as a result of the reorganisation of Angang Holding. The intangible assets as recognised under PRC accounting rules and regulations were set off against the shareholders' funds as incurred under IAS.

(iii) The amounts represent the different treatment on transaction costs and discount on convertible debentures between the IAS and PRC accounts.

(iv) The amount represents the different treatment on exchange differences arising from hedging transactions between the IAS and PRC accounts.

(v) The amounts represent the different treatment on provisions for major overhaul and fixed assets impairments between the IAS and PRC accounts.

(vi) Deferred tax is provided on certain IAS adjustments at the tax rate of 33%.

III. Major Financial Data and Indicators

(1) During the six months ended 30 June 2001, the Company recorded a net profit of Rmb197,265,000 calculated in accordance with IAS. In accordance with PRC Accounting Standards, the net profit of the Company during the same period was Rmb196,580,000; and the profit before taxation was Rmb324,695,000, of which profit from principal operations was Rmb474,756,000, profit from other operating activities was Rmb14,593,000, and net non-operating expense amounted to Rmb10,651,000. The difference between the profits calculated in accordance with IAS and PRC Accounting Standards was due to an increase in profit owing to the difference in intangible assets of Rmb1,023,000 and a decrease in profit owing to deferred tax of Rmb338,000.

(2) Major financial data

Prepared in accordance with IAS (unaudited)

Items	Six months ended 30 June 2001	2000
Profit attributable to shareholders (Rmb'000)	197,265	224,262
Earnings per share (Rmb)		
— basic	0.067	0.089
— diluted	0.067	0.085
Return on net assets(%)	2.72	4.05

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM RESULTS ANNOUNCEMENT

	30 June 2001	31 December 2000
Total assets (Rmb'000)	10,165,745	9,487,198
Gearing ratio (%)	28.70	23.90
Shareholders' funds (Rmb'000)	7,248,602	7,219,796
Net asset per share (Rmb)	2.46	2.47
Adjusted net asset per share (Rmb)	2.46	2.47

Prepared in accordance with PRC Accounting Standards (unaudited)

Items	Six months ended 30 June 2001	2000
Net profit (Rmb'000)	196,580	231,618
Net profit after extraordinary items (Rmb'000)	196,580	231,618
Earnings per share (Rmb)	0.067	0.092
Return on net assets (%)	2.68	4.09

	30 June 2001	31 December 2000
Total assets (Rmb'000)	10,244,707	9,565,110
Gearing ratio (%)	28.51	26.63
Shareholders' funds (Rmb'000)	7,323,603	7,017,861
Net asset per share (Rmb)	2.48	2.41
Adjusted net asset per share (Rmb)	2.48	2.40

Notes:—

(i) The above financial ratios are based on the relevant unaudited interim results of the Company.

(ii) The total number of ordinary shares of the Company in issue as at 30 June 2000 and 2001 were 2,509,000,000 shares and 2,951,689,000 shares respectively.

(iii) The calculation formulae in respect of certain of the above major financial ratios are as follows:

Basic earnings per share = net profit / aggregate number of ordinary shares in issue at the end of the reporting period

Diluted earnings per share = profit after taxation during the period / weighted average number of ordinary shares after adjusting for effects of all dilutive potential ordinary shares

Return on net assets = net profit/shareholders' funds at the end of the reporting period x 100%

Net assets per share = shareholders' funds at end of the reporting period / aggregate number of ordinary shares at the end of the reporting period

Adjusted net asset value per share = (shareholders' funds at the end of reporting period - net receivables over three years - deferred expenses - net loss on assets pending for disposal (current and fixed) - pre-operating expenses - long term deferred expenses - balance of housing revolving fund)/ total number of ordinary shares at the end of the reporting period

IV. Changes In Share Capital and Major Shareholding

1. Changes in share capital structure

During the six months ended 30 June 2001, the changes in share capital structure of the Company were as follows:—

Unit: '000

		At 1 January 2001	Share placing	Bonus shares	Transfer from surplus reserves	New issue	Other changes	At 30 June 2001
I.	Unlisted shares							
1.	State-owned legal person shares	1,319,000	—	—	—	—	—	1,319,000
2.	Subscribed legal person shares	—	—	—	—	—	—	—
3.	Employees' shares	—	—	—	—	—	—	—
4.	Preference shares and others	—	—	—	—	—	—	—
	Total unlisted shares	1,319,000	—	—	—	—	—	1,319,000
II.	Listed shares							
1.	Domestic listed Renminbi ordinary shares	708,943	—	—	—	—	33,746	742,689
2.	Domestic listed foreign invested shares	—	—	—	—	—	—	—
3.	Overseas listed foreign invested shares	890,000	—	—	—	—	—	890,000
4.	Others	—	—	—	—	—	—	—
	listed shares	1,598,943	—	—	—	—	33,746	1,632,689
III.	Total number of shares	2,917,943	—	—	—	—	33,746	2,951,689

Explanation of the changes in total number of shares and share structure for the period:

The domestic Renminbi ordinary shares and the total number of shares increased by 33,745,629 due to 33,745,629 shares issued for the conversion of debentures during the reporting period. As at 30 June 2001, the convertible debentures of the Company of Rmb1,460,743,000 were converted into 442,688,960 shares of the Company; and there remain convertible debentures of Rmb39,257,000 to be converted into the shares of the Company.

2. Major Shareholding

As at 30 June 2001, the 10 major shareholders of the Company and their respective shareholdings were as follows:—

	Name of shareholders	Number of shares held (shares)	Percentage of sharaholding (%)
1.	Angang Holding	1,319,000,000	44.69
2.	HKSCC Nominees Limited	859,013,999	29.10
3.	Lande Investment Co., Ltd.	15,425,772	0.52
4.	Dalian Daxian Co., Ltd.	8,815,560	0.30
5.	Shanxi Taigang Buxiu Co., Ltd.	7,944,300	0.27
6.	Wukuang Dongfang Trading Import/Export Co., Ltd.	7,809,000	0.26
7.	Labour Services Company of Agricultural Bank of China, Jiangsu Provincial Branch	7,116,964	0.24
8.	Zhengzhou Xuntong Computer System Engineering Co., Ltd.	6,509,357	0.22
9.	China Mobile Group Ltd.	5,018,619	0.17
10.	LO HON MAN	5,000,000	0.17

3. Details of shareholders holding 10% or more of the Company's shares

(1) Angang Holding

Legal representative: Mr. Liu Jie

Principle business: Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction.

(2) HKSCC Nominees Limited

HKSCC Nominees Limited acts as a nominee.

(3) The above 10 major shareholders are not associated with each other.

4. Shares held by the directors and supervisors of the Company

The number of the Company's shares held by the directors and supervisors of the Company as at 30 June 2001 were as follows:—

Name	Position	Increase/(decrease) in the number of shares during the period	A shares held as of 30 June 2000 (shares)
Liu Jie	Chairman of the Board	—	5,000
Cai Denglou	Vice-chairman	—	0
Yang Hua	Vice-chairman	—	0
Yao Lin	Director & General Manager	—	5,000
Wang Baolin	Director	—	5,000
Li Zhongwu	Director & Deputy General Manager	—	0
Zhang Lifen	Director & Deputy General Manager	—	0
Fu Jihui	Director & Deputy General Manager	—	5,000
Lu Xianliang	Director & Deputy General Manager	—	5,000
Yu Wanyuan	Non-executive Director	—	0
Yang Tianjun	Independent Non-executive Director	—	0
Ho Ying	Independent Non-executive Director	—	0
Tan Venantius	Independent Non-executive Director	—	0
Qi Cong	Chairman of Supervisory Committee	—	0
Zhou Fa	Supervisor	—	5,000
Jin Zuoyong	Supervisor	—	5,000

V. Management Discussion and Analysis

(1) Business Review

(1) For the six months ended 30 June 2001, the macro-economic environment in the PRC has been favourable. Demand for iron and steel in the market was great and consumption of steel products had a stable growth. However, vibrant iron and steel markets led to substantial increase in supply of iron and steel products, in particular, exports were restructed due to decreased demand for iron and steel in international markets while there were abundant imported iron and steel products. Therefore, there was a fiercer market competition for iron and steel products. Product prices of the Company decreased slightly by 7.32% on the whole when compared to those in 2000.

The Company adopted a number of effective measures to strengthen its production and operations. The Company produced 1,939,000 tonnes of steel products in the first half of 2001, an increase of 12.86% as compared with the figure for the same period last year; of which cold rolled sheets accounted for 537,000 tonnes, an increase of 2.09% from the figure for the same period last year; wire rods accounted for 485,000 tonnes, basically the same with the same period last year; thick plates accounted for 549,000 tonnes, an increase of 73.19% from the corresponding period last year; and large section plant accounted for 368,000 tonnes, a decrease of 6.36% from the same period last year. Decrease of the production volume of the large section plant was mainly resulted from the stoppage of the large section plant for two months as the Company renovated it in February and March of this year. The steel smelting plant produced 1,055,000 tonnes in the first half of the year.

(2) In accordance with IAS, the Company posted profit attributable to the shareholders of Rmb197,265,000 for the six months ended 30 June 2001, representing a 12.04% decrease from the same period last year; earnings per share were Rmb0.067.

In accordance with PRC Accounting Standards, the Company recorded a net profit of Rmb196,580,000 as at 30 June, 2001 representing a decrease of 15.13% over the same period last year; earnings per share were Rmb0.067.

(3) The Company strengthened market development and kept track of market trend so as to adjust its pricing policies in time and maximize profit. By making tenders in the vessel industry and major railway and bridge projects, the Company aimed at increasing its market share. For example, the Company officially entered into a supply agreement with Shanghai Magnetically Levitated Transport Development Co., Ltd. in the first half of the year. Pursuant to which, the Company will supply 15,548 tonnes of π-shaped steel, S355N steel plates and functional plates for Shanghai "magnetically levitated" speed train project. π-shaped steel is a new type of steel which was firstly successfully developed and rolled in the PRC. It marked a new level of products of the Company. In the first half of the year, the Company sold 1,926,000 tonnes of steel products and the production to sales ratio was 99.33%.

(4) For speeding up technology progress and the development of new products, a science and technology enhancement committee has been set up. A management system covering production, sale and research has been established. The Company developed new products and its production volume and earnings amounted to 89,000 tonnes and Rmb77 million respectively in the first half of the year.

(5) The Company strengthened its reform and enhanced the overall quality. In the first half of the year, a comprehensive central production and management system was implemented so as to enhance central co-ordination of production for strengthening the overall efficiency of production and operations. In addition, a reform on human resources and distribution was stepped up. The middle management was recruited externally. The Company also sought to implement annual salary system and salary system in relation to job responsibilities.

(6) The Company made efforts to increase the quality of products. In the first half of the year, the product quality indicator of the Company increased and the loss arising from retired and defective products and product quality disagreement substantially decreased. Economic loss decreased by Rmb24.15 million through reduction of loss arising from quality of steel products.

(2) Investment of the Company

1. Application of proceeds

Method of raising fund	Investment projects undertaken	Projected date of investment	Total Investment Rmb0'000	Estimated returns rate %	Actual Investment amount Rmb0'000	Date of actual Investment
Issue of H & A shares	Construction of steel smelting plant in Anshan	1997-10-01	240,000	17.1	154,099	1997-10-01
Issue of H & A shares	Renovation of the combined pickling and continuous rolling line	1997-10-01	70,000	25.43	64,543	1997-10-01
Issue of H & A shares	Construction of galvanized steel production line	1998-01-01	149,100	15.51	592*	Unknown (investment to be made)
Issue of H & A shares	Renovation of 1,700 cold rolling cross cutting lines	1997-10-01	6,000	19.56	6,000	1997-10-01
Issue of convertible debentures	Renovation of cold rolling line	2000-12-01	195,000	13.29	9,525	2000-12-01
Issue of convertible debentures	Renovation of No. 2 and 3 cross cutting line of Cold Rolling Plant	2000-12-01	10,000	23.6	3,336	2000-12-01
Issue of convertible debentures	Distribution center for Cold Rolling Plant	2000-07-01	18,000	15.66	0	Unknown (investment to be made)

*Note: This amount represents the aggregate of the preliminary costs and expenses incurred in relation to the preparatory work for construction but is not the actual investment itself.

2. Status of unused proceeds:

The Company raised funds totalling Rmb4,113.4 million since 8 May 1997. Total proceeds used in related projects amounted to Rmb238.15 million. As most of the projects of the Company require a substantial period of time for construction and long term investment, the Company has therefore applied Rmb840 million proceeds from the A and H share issues and the convertible debentures for the repayment of its bank loans and loans from Angang Holding in order to reduce its financial expenses. The remaining Rmb 891.95 million were placed with banks.

3. Progress and earnings of projects:

In relation to construction of the aforementioned steel smelting plant project in Anshan, the Company has invested in certain continuous casting facilities which have commenced operation and the converter acquired by the Company from Angang Holding has also started operation. The profit amounted to Rmb 50 million in the first half of 2001. The combined pickling and continuous rolling line commenced operation and raised a profit amounting to Rmb 25 million in the first half of 2001. The renovation of 1,700 cold rolling cross cutting lines was completed, bringing a profit of Rmb4 million in the first half of 2001. The contract for the construction of galvanized steel production line was preliminarily signed and it is subject to the State's approval. Other projects are under preparation or construction.

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM RESULTS ANNOUNCEMENT

4. Investment, progress and earnings of non-proceeds:

In order to cope with market needs, the Company will produce high-speed heavy rail for future development. The Company has been renovating the large section plant. As at 30 June 2001, Rmb165 million were invested.

(3) Financial Status Analysis

1. Major financial indicators

Prepared under IAS (unaudited)

a. Balance sheet items

	30 June 2001 *Rmb'000*	31 December 2000 *Rmb'000*	change %	Note
Total assets	10.165.745	9.487.198	7.15	
Bills receivable	1.899.765	1.323.298	43.56	(1)
Trade receivable	93.347	162.158	(42.43)	(2)
Prepayments, deposit and other receivables	95.811	119.481	(19.81)	(3)
Inventories	845.360	767.229	10.18	
Fixed assets, net	3.447.939	3.633.942	(5.12)	
Construction in progress	1.354.047	901.039	50.28	(4)
Current liabilities	2.881.847	2.014.162	43.08	(5)
Long term liabilities	35.296	253.240	(86.06)	(6)
Shareholders' funds	7.248.602	7.219.796	0.40	

b. Income statement items

	Jan-June 2001	Jan-June 2000	Change %	Note
Profit from principal operations	475.779	451.913	5.28	
Net profit	197.265	224.262	(12.04)	(7)

Prepared under PRC Accounting Standards (unaudited)

a. Balance sheet items

	30 June 2001 *Rmb'000*	31 December 2000 *Rmb'000*	change %	Note
Total assets	10.244.707	9.565.110	7.10	
Bills receivable	1.899.765	1.323.298	43.56	(1)
Trade receivable	93.347	162.158	(42.43)	(2)
Prepayments	339.958	276.169	23.10	
Inventories	845.360	767.229	10.18	
Fixed assets, net	3.118.862	3.301.331	(5.53)	
Construction in progress	1.354.700	895.924	51.21	(4)
Current liabilities	2.881.710	2.275.348	26.6	(5)
Long term liabilities	39.394	271.901	(85.51)	(6)
Shareholders' funds	7.323.603	7.017.861	4.36	

b. Income statement items

	Jan-June 2001	Jan-June 2000	Change %	Note
Profit from principal operations	474.756	462.891	2.56	
Net profit	196.580	231.618	(15.13)	(7)

2. Explanation of substantial changes in items of financial statements

(1) Increase in bills receivable was mainly attributable to an increase in sales volume of projects and receipts in advance.

(2) Decrease of trade receivable was mainly attributable to a decrease of trade receivable for heavy rails due from China Railway Materials (Shenyang) Co. and Zhong Die Jian Shenyang Materials General Company.

(3) Decrease in other receivables was mainly due to a decrease in tax refund for exports from Anshan State Administration of Taxation.

(4) Increase in construction in progress was due to an increase in the amount for facilities for cold rolling lines and No.2 & 3 cutting lines under the large section plant renovation project.

(5) Increase in current liabilities was due to an increase in the prepayment for goods given from clients.

(6) Increase in long-term liabilities due within one year and decrease of long-term loan were due to the repayment of Rmb120 million due to Angang Holding in July since the Company went listing. The amount will all be repaid by June next year. It was transferred to the long-term liabilities due within one year.

(7) Decrease of net profit was mainly due to a slight decrease of the product prices of the Company, decreased production volume of more profitable large section plant, due to its renovation, acquisition of steel smelting plant on 1 April 2000 increased the number of employees and increased management fee owing to increased product and technology research and development, and the payment of income tax for last year after the exchange settlement was made in April this year.

(4) Development plan for second half of 2001

In the first half of the year, the State formulated the "Tenth Five-year Plan" for metallurgical industry. According to the plan, demand for steel products will maintain 'wing trend during the period of the "Tenth Five-year Plan". It is expected that tal consumption of steel products in the PRC will reach 140 million tonnes or ve by 2005. The plan also pointed out that enterprises including Baogang, Angang, Wugang and Shougang should reach the advanced level of the world in terms of their product quality, technology, production facilities and labour productivity and should have certain international market share during the "Tenth Five-year Plan". It provides favourable opportunities for the long term development of the Company. However, from the recent perspective, there is still fierce competition in the steel market. A lower demand for steel in the market is expected in the second half than the first half of the year, thus bringing adverse effect on the production and operations of the Company in the second half of the year. Under these circumstances, the Company will adopt the following measures correspondingly in the second half of the year:

1. to further improve the comprehensive central production and management and to improve the pre-management and procedural management for production co-ordination;
2. to further strengthen market development so as to provide the Company with favourable conditions for its production and operations;
3. to further enhance internal management, make efforts to cut costs, explore corporate potential and increase efficiency;
4. to strengthen technology and quality management, development of new products and adjustment of product mix and to make the products of the Company reach a higher level by taking technology progress;
5. to further deepen reforms on labour and distribution systems, adopt annual salary and post salary systems and to improve incentive and control mechanisms; and
6. to further step up technology renovation and to implement the investment projects undertaken to be funded by proceeds as scheduled.

VI. Review of Significant Events

1. Appropriation Plan

The Company has resolved not to declare any interim dividend and not to make any transfer from the Company's common reserves to share capital during the six months ended 30 June 2001.

2. The Company's appropriation plan, transfer from common reserves to share capital and their implementation status in the first half of the year

The Company held its 2000 Annual General Meeting in Anshan on 16 May 2001, at which the profit appropriation plan for 2000 was passed. It was resolved that Rmb0.9 in cash per 10 shares be paid, in which the dividends for domestic listed Renminbi ordinary shares are tax inclusive. On 11 June 2001, the Company paid cash dividends to holders of H shares at the exchange rate of HK$100 to Rmb106.126, being the average of the basic exchange rate from Renminbi to Hong Kong dollar as announced by Bank of China one calendar week preceding the holding of the annual general meeting. The cash dividend actually paid to holders of H shares is HK$0.0848 per share. On 22 June 2001, the Company paid cash dividend to holders of domestic listed A shares and State-owned legal person shares. As at the registration date of 21 June 2001, the Company had 741,019,984 listed A shares and 1,319,000,000 State-owned legal person shares and cash dividend totalling Rmb185,401,798.56 were paid to holders of domestic listed A shares and State-owned legal person shares. The distribution of cash dividend of the Company for 2000 totalled approximately Rmb265,490,000.

3. Deferred Tax Asset

The Company made an application to the Ministry of Finance for the approval of continuous recognition of water and electricity use right, which was injected by Angang Holding on 8 May 1997, as intangible asset in accordance with the "Enterprise Accounting Regulations" which has become effective since 1 January 2001. If the application is not accepted, the Company should write off the relevant deferred tax asset in the accounts prepared under IAS. For details, please refer to the interim financial report (note 4 to the interim financial report prepared under IAS and note 8 to the interim financial report prepared under the PRC Accounting Standards).

4. Material Litigation or Arbitration

The Company was not involved in any material litigation or arbitration of material importance during the six months ended 30 June 2001.

5. The establishment of ANSI and its impact on the Company

On 28 December 2000, ANSI was jointly set up by three companies, namely Angang Holding, the Company's holding company, China Huarong Assets Management Company Limited ("China Huarong") and China Xinda Assets Management Company Limited ("China Xinda"). The investment in ANSI by China Huarong and China Xinda were fulfilled by swap of debt for shares. The investment in ANSI by Angang Holding was fulfilled by the contribution of its certain production enterprises. The registered share capital of ANSI is Rmb17.8 billion, of which 64.61% or Rmb11.5 billion are held by Angang Holding; 28.09% or Rmb5 billion are held by China Huarong; and 7.30% or Rmb1.3 billion are held by China Xinda.

6. Material Connected Transactions

Since 1 January 2001, the Company had purchased from Angang Holding and/or ANSI certain principal the raw materials, ancillary materials utilities and support services necessary for its production operations, and sold certain finished and semi-finished products to Angang Holding and/or ANSI which were needed for their technological transformation and equipment maintenance. The nature and pricing of these transactions are based on the Supply of Materials and Services Agreement dated 8 May 1997 (as amended by the Supplemental Supply of Materials and Services Agreement dated 20 March 1999) between Angang Holding and the Company.

The Company, Angang Holding and ANSI propose to enter into a supplemental agreement (the "Supplemental Agreement") which will be supplemental to the Supply of Materials and Services Agreement dated 8 May 1997 (as amended by the Supplemental Supply of Materials and Services Agreement dated 20 March 1999), whereby the parties will agree, *inter alia*, that the Company shall provide certain finished and semi-finished products to Angang Holding and ANSI. Further, pursuant to the Supplemental Agreement, additional ancillary materials, utilities and finished products will be provided by ANSI to the Company.

These transactions between ANSI and the Company constitute connected transactions for the Company for the purpose of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company has made an application to the Stock Exchange for a waiver from strict compliance with the announcement/approval of the independent shareholders requirement as required under Chapter 14 of the Listing Rules in respect of these transactions.

Major items provided by Angang Holding and/or ANSI to the Company were as follows:

Items	Quantity	Price *(Rmb/unit)*	Amount *(Rmb)*
Billets	390,811 tonnes	1,530	598,104,556
Slabs	151,435 tonnes	1,661	251,470,313
Hot rolled coils	604,968 tonnes	2,104	1,272,638,154
Molten iron	1,005,713 tonnes	1,057	1,063,002,075
Scrap steel	85,829 tonnes	988	84,779,032
Refractory materials	4,151 tonnes	2,294	9,521,767
Water for industrial use	10,052,118 tonnes	0.66	6,668,548
Recycled water	37,387,262 tonnes	0.29	10,956,381
Soft water	442,200 tonnes	3.67	1,621,080
Mixed gas	2,976,585GJ	17.37	51,694,331
Nitrogen	67,753,000M3	0.08	5,420,240
Oxygen	65,595,868M3	0.40	26,270,315
Argon	1,231,000M3	1.40	1,723,400
Hydrogen	2,208,000M3	2.50	5,529,960
Compressed air	121,067,721M3	0.06	7,429,068
Steam	627,227GJ	30.00	18,817,080
Transportation service	—	—	21,659.208
Export agency	—	—	1,354,199
Testing and analysis of products	—	—	6,912,593

Major items provided by the Company to Angang Holding and/or ANSI were as follows:—

Items	Quantity *(Tonne)*	Price *(Rmb unit)*	Amount *(Rmb'000)*
Cold rolled sheets	170.56 tonnes	3,056	521,309
Thick plates	3,607.40 tonnes	2,722	9,818,867
Wire rods	6,363.07 tonnes	2,107	13,408,908
Pipe billets	184,998.05 tonnes	1,877	347,223,763
Scrap steel	125,704.53 tonnes	981	123,383,664
Processing	62,853.21 tonnes	512	32,169,110

7. The Company and its holding company, Angang Holding, are independent in terms of personnel, assets and financial arrangement.

8. The Company did not enter into any trust arrangement, contract or lease with other companies in terms of its assets, nor other companies entered into any trust arrangement, contract or lease with the Company in terms of their assets.

9. The fulfilment of disclosed commitment by the Company or its shareholders with 5% or more shareholding:

None of the Company or its shareholders with 5% or more shareholding disclosed their commitment in designated newspapers and web sites.

10. On 8 February 2001, the Company entered into a preliminary joint venture agreement of constructing galvanized production line with Thyssen Stahl AG (蒂森克虜伯鋼鐵公司) of Germany in Dalian, Liaoning, the PRC. In accordance with the agreement, both parties will each contribute US$30 million as the registered capital for the joint venture. The joint venture will establish a galvanized production line with annual production capacity of 400,000 tonnes at Dalian Economic Development Zone. This production line will adopt internationally advanced technology and management methods to produce and sell products which will be of international standards. The main products include plate for automobile industry (including plates for sedans) and some high-end plates for home appliance, which will substitute import products. The joint venture has good prospects. This initial agreement and the subsequent establishment of the joint venture are subject to the approval of the State Ministry of Foreign Trade and Economic Co-operation. The agreement was submitted to the State Ministry of Foreign Trade and Economic Co-operation for approval.

11. Appointment, Change and Termination of Appointment of Auditors

KPMG (Certified Public Accountants in Hong Kong) and KPMG Peat Marwick Huazhen (Registered Accountants in the PRC) were appointed at the 2000 annual general meeting of the Company held on 16 May 2001 as the Company's international and domestic auditors respectively for the year 2001.

12. During the reporting period, the Company did not act as a guarantor or mortgagee of any contracts.

13. During the reporting period, the Company did not change its name or its stock abbreviation.

14. Staff Quarters

During the six months ended 30 June 2001, the Company did not purchase or sell staff quarters to its staff.

15. Purchase, Sale or Redemption of Listed Shares of the Company

During the six months ended 30 June 2001, there was no purchase, sale or redemption of the Company's listed shares by the Company.

16. Trust Deposits

As at 30 June 2001, the Company did not have any trust deposits with any non-banking financial institutions in the PRC. The Company did not encounter any difficulties in making withdrawals from the Company's deposits with banks.

17. Code of Best Practice

To the best knowledge of the Board, the Company had complied with the requirements of the Code of Best Practice, as set out in Appendix 14 to the Listing Rules during the six months ended 30 June 2001.

VII. Audit Committee

The audit committee and the management of the Company have reviewed the accounting principles, accounting standards and methods and discussed matters relating to auditing, internal supervising and financial reporting, including the unaudited interim report for the six months ended 30 June 2001.

By order of the Board
LIU JIE
Chairman

13 August, 2001

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sept 15, 01

Item 7

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement

Angang New Steel Company Limited (the "Company") made a clarification announcement regarding (1) its accounting policies in respect of the provisions for impairment of assets and their implementation; and (2) certain of its connected transactions, in certain newspapers in the People's Republic of China (the "PRC") on 15 September 2001, upon the request of the Shenzhen Stock Exchange to clarify certain matters set out in its interim announcement dated 13 August 2001 and its interim report for the six months ended 30 June 2001. The information disclosed in the aforementioned clarification announcement is disclosed in substance in this announcement.

The Company made a clarification announcement regarding (1) its accounting policies in respect of the provisions for the impairment of assets and their implementation; and (2) certain of its past connected transactions, in certain newspapers in the PRC on 15 September 2001, upon the request of the Shenzhen Stock Exchange to clarify certain matters set out in its interim results announcement dated 13 August 2001 and its interim report for the six months ended 30 June 2001. The substance of such announcement is as follows:

A. Accounting policies in respect of the provisions for impairment of assets of the Company and their implementation

1. Provision for bad debts: Provision for bad debts of the Company is provided by reference to the aging analysis and collectibility of trade receivables at the end of the relevant reporting period.

   During the first half of 2001, the age of all trade receivables of the Company were within one year. Thus, the board of directors of the Company (the "Board") considered that no provision for bad debts was necessary. During 2000, the provision for bad debts in respect of other receivables amounted to only RMB 21,000. Hence, for the first half of 2001, the Board considered that it would not be necessary to increase the provision for bad debts.

2. Provision for impairment of the construction-in-progress: Provision for impairment of construction-in-progress is based on the difference between the book value of the aggregate expense of each construction-in-progress and its recoverable value at the end of the relevant reporting period.

   Since each of the constructions-in-progress of the Company that had commenced in the recent years has progressed smoothly, the Board considered that the provision for impairment of the construction-in-progress was unnecessary.

3. Provision for impairment of the intangible assets: Provision for impairment of the intangible assets of the Company is based on the difference between the book value of each type of intangible assets and its recoverable value at the end of the relevant reporting period. Intangible assets of the Company consist of two parts. The first part concerns the land use rights for which no provision for impairment was necessary after careful consideration by the Board. The second part concerns the water and electricity use rights which the Company cannot confirm as to whether they could be treated as intangible assets under the new Enterprises Accounting Regulations. The Company is currently seeking confirmation from the PRC Ministry of Finance regarding this. Before obtaining such confirmation, the Company will continue to treat these items as intangible assets to be amortised on a straight-line basis.

4. Provision for the reduction in the prices of the inventory: Provision for the reduction in the prices of the inventory of the Company is provided by reference to the difference between the cost of each inventory item and its net realisable value.

   As at 30 June 2001, the balance of such provision of the Company amounted to RMB 77,920,000.

5. Provision for impairment of fixed assets: Provision for impairment of fixed assets of the Company is based on the difference between the net book value of each fixed asset and its recoverable value at the end of the relevant reporting period.

   After careful analysis of the fixed assets of the Company at the end of 2000 and the first half of 2001, the Board considered that no provision for impairment of fixed assets for 2000 and the first half of 2001 was necessary.

B. Connected transactions

As at 30 June 2001, the aggregate amount due from and prepaid to the controlling shareholder of the Company, Anshan Iron and Steel Complex ("Angang Holding"), and Angang New Steel and Iron Company Limited, a subsidiary of Angang Holding, in respect of connected transactions between these companies and the Company, amounted to RMB 328,687,000, whereas for the same period in the previous year the same amounted to RMB 265,719,000. The age of these two amounts were both within one year.

As at 31 December 1996, an interest-free and unsecured loan granted by Angang Holding to the Company amounted to RMB 600,000,000. The grant of such loan has already been disclosed in the new issue and placing prospectus of the Company dated 15 July 1997. According to the agreement entered into between the Company and Angang Holding on 12 May 1997, such loan is classified as a long-term loan due to Angang Holding and is repayable with a minimum annual repayment of RMB 120,000,000 commencing from 1 January 1998. The Company has been repaying RMB 120,000,000 each year in 1998, 1999 and 2000. The Company repaid RMB 120,000,000 in July 2001. The Company intends to repay RMB 120,000,000 during the first half of 2002. Therefore, in its interim report for the six months ended 30 June 2001, such repayments in July 2001 and the first half of 2002 totalling RMB 240,000,000 are accounted for as long-term liabilities due within one year of the Company.

By order of the Board
Fu Jihui
Company Secretary

Anshan City, Liaoning Province, the PRC
15 September 2001

Item 8

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Angang New Steel Company Limited, you should hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS

SETTING UP OF NEW STEEL SHEET PRODUCTION LINES

Independent Financial Adviser to the Independent Board Committee

KINGSTON CORPORATE FINANCE LIMITED

A notice convening the Extraordinary General Meeting of Angang New Steel Company Limited to be held at 9:00 a.m. on 31 December 2001 at Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China was despatched to each of the holders of the H Shares of the Company on 15 November 2001 and is set out on pages 17 to 18 of this circular.

If you intend to attend the Extraordinary General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event at or before 9:00 a.m. on 10 December 2001.

Whether or not you are able to attend the Extraordinary General Meeting, please complete and return the enclosed proxy form in accordance with the instructions printed thereon as soon as possible and in any event before 9:00 a.m. on 30 December 2001. Completion and return of the proxy form shall not preclude you from attending and voting at the Extraordinary General Meeting or any adjournment thereof should you so wish.

6 December 2001

TABLE OF CONTENTS

Deadline for returning the reply slips for the Extraordinary General Meeting	9:00 a.m. on 10 December 2001
Deadline for returning the proxy forms for the Extraordinary General Meeting	9:00 a.m. on 30 December 2001
Extraordinary General Meeting	9:00 a.m. on 31 December 2001

In this circular, unless the context requires otherwise, the following terms and expressions shall have the following meanings:—

"ANSI"	Angang New Steel and Iron Company Limited (鞍鋼集團新鋼鐵有限責任公司), 64.37% interest of which is held by Group Company, 27.98% interest of which is held by China Huarong and 7.65% interest of which is held by China Xinda ;
"Board"	the board of Directors;
"China" or "PRC"	The People's Republic of China which, for the purpose of this circular does not include The Hong Kong Special Administrative Region, The Macau Special Administrative Region and Taiwan;
"China Huarong"	China Huarong Assets Management Company Limited (中國華融資產管理公司);
"China Xinda"	China Xinda Assets Management Company Limited (中國信達資產管理公司);
"Company"	Angang New Steel Company Limited;
"Director(s)"	the director(s) of the Company;
"Domestic Shares"	domestic invested shares of RMB1.0 each in the share capital of the Company;
"Employees' Shares"	any Domestic Shares held by employees of the Company including Directors and Supervisors;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at 9:00 a.m. on 31 December 2001;
"Further Supplemental Agreement"	an agreement entered into between the Company and Group Company on 14 November 2001 which is supplemental to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement);
"Group Company"	Anshan Iron & Steel Group Complex (鞍山鋼鐵集團公司), the controlling shareholder of the Company holding approximately 44.7 per cent. of the issued share capital of the Company;
"H Shares"	overseas listed foreign shares of RMB1.0 each in the share capital of the Company;
"HK$"	Hong Kong dollars and cents, the lawful currency of the Hong Kong Special Administrative Region;
"Independent Board Committee"	an independent committee of the Board comprising the Independent Directors;
"Independent Directors"	the independent non-executive Directors;

"Independent Shareholders"	the holders of H Shares and holders of Domestic Shares (excluding Group Company and its associates (as defined in the Listing Rules));
"Kingston"	Kingston Corporate Finance Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), appointed as the independent financial adviser to the Independent Board Committee;
"Latest Practicable Date"	3 December 2001, being the latest practicable date before the printing of this circular for ascertaining the information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"New Connected Transactions"	the connected transactions between the Company and Group Company (and/or any relevant member of Parent Group) pursuant to the Further Supplemental Agreement;
"Parent Group"	Group Company and its subsidiaries (other than the Company);
"Prospectus"	the new issue and placing prospectus of the Company dated 15 July 1997 and issued in connection with the public offering of the H Shares;
"RMB"	Renminbi, the lawful currency of the PRC;
"Revised Waiver"	the waiver dated 14 April 2000 granted to the Company by the Stock Exchange amending the terms and conditions of the Waiver;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Steel Sheet Production Lines"	a new galvanised steel sheet production line and a color coating steel sheet production line, proposed to be set up by the Company;
"Supervisor(s)"	the supervisor(s) of the Company;
"Supplemental Supply of Materials and Services Agreement"	a supplemental agreement to the Supply of Materials and Services Agreement entered into by the Company and Group Company on 20 March 1999;
"Supply of Materials and Services Agreement"	the supply of materials and services agreement dated 8 May 1997 and entered into between the Company and Group Company; and
"Waiver"	the waiver dated 14 October 1997 granted to the Company by the Stock Exchange from full compliance with the shareholders' approval and disclosure requirements in the Listing Rules in respect of, inter alia, the connected transactions under the Supply of Materials and Services Agreement.

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
LIU Jie
CAI Deng Lou
YANG Hua
WANG Bao Lin
YAO Lin
LI Zhong Wu
ZHANG Li Fen
LU Xian Liang
FU Ji Hui

Non-executive Directors:
YU Wan Yuan

Independent Non-executive Directors:
YANG Tian Jun
TAN Venantius

Legal address:
396 Nan Zhong Hua Lu
Anshan City, Liaoning Province 114003
The People's Republic of China

Principal place of business:
39/F Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong Special Administrative Region
The People's Republic of China

6 December 2001

To the Shareholders

Dear Sir / Madam,

INTRODUCTION

The Board refers to the Company's press announcement dated 14 November 2001 containing information on the New Connected Transactions pursuant to the Further Supplemental Agreement and the setting up of the new Steel Sheet Production Lines.

The purpose of this circular is to provide you with further information on the New Connected Transactions and the setting up of the new Steel Sheet Production Lines and to request for your approval of the Further Supplemental Agreement, the New Connected Transactions and the setting up of the new Steel Sheet Production Lines by way of ordinary resolutions to be proposed at the Extraordinary General Meeting.

The Independent Board Committee has been set up to advise the Independent Shareholders on the New Connected Transactions. Kingston has been appointed as the independent financial adviser to the Independent Board Committee. The recommendation of the Independent Board Committee and the advice of Kingston are also included in this circular.

Ordinary resolutions to approve the Further Supplemental Agreement, the New Connected Transactions and the setting up of the new Steel Sheet Production Lines will be proposed at the Extraordinary General Meeting.

Group Company, which holds approximately 44.7 per cent. of the issued share capital of the Company, and its associates (as defined in the Listing Rules) will abstain from voting in respect of the resolution concerning the Further Supplemental Agreement and the New Connected Transactions to be proposed at the Extraordinary General Meeting.

CONNECTED TRANSACTIONS

BACKGROUND INFORMATION

The Supply of Materials and Services Agreement was entered into between the Company and Group Company on 8 May 1997. Pursuant to the Supply of Materials and Services Agreement, Group Company has agreed to provide (or procure any member of Parent Group to provide) certain principal raw materials, ancillary materials, utilities and support services to the Company, and the Company has agreed to provide certain finished products to Group Company, on such terms and conditions as provided therein and as disclosed in the Prospectus. Details of the Supply of Materials and Services Agreement are set out in pages 93 to 95 of the Prospectus. The Company and Group Company entered into the Supplemental Supply of Materials and Services Agreement on 20 March 1999. Pursuant to the Supplemental Supply of Materials and Services Agreement, the Company has agreed to provide, inter alia, certain semi-finished products to Group Company, on such terms and conditions as provided therein. Various waivers have been granted by the Stock Exchange to the Company in respect of the above connected transactions. The annual caps of these waivers are summarised as below:

	Waiver	A waiver dated 26 June 1999	Revised Waiver	Proposed annual caps (for each of the three financial years leading up to 31 December 2003)
Principal Raw Materials (billets, slabs, hot-rolled coils (molten iron and scrap steel materials have been added pursuant to the Revised Waiver))[1]	76%	76%	76%	76%
Ancillary Materials (steel products and fire-proof materials)[1]	1%	1%	1%	1%
Utilities (water for industrial use, mixed gas, oxygen, nitrogen, hydrogen, compressed air and steam)[1]	3%	3%	6%	6%
Services (transportation services, agency services, equipment repair, maintenance and overhaul services, design and engineering services, product quality testing and analysis services, heating supply, education facilities, newspaper and other publication, and telephone, fax and television services)[1]	2%	2%	2%	2%
Finished Products (cold-rolled sheets, thick plates and wire rod)[2]	7%	7%	7%	7%
Scrap Steel[2]	4%	4%	4%	4%
Semi-Finished Products (pipe billets)[2]	N/A	12%	12%	12%

Notes:

1. These are the materials or services supplied by Group Company (and/or the relevant member of Parent Group) to the Company.

2. Prior to the coming into effect of the Further Supplemental Agreement, these were the materials or services supplied by the Company to Group Company. Upon the coming into effect of the Further Supplemental Agreement, these were supplied by the Company to Group Company (and/or the relevant member of Parent Group).

The Company and Group Company entered into the Further Supplemental Agreement on 14 November 2001. Such agreement is supplemental to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement). Summary of the major terms of which are set out in the section headed "Summary of the Principal Terms and Conditions of the Further Supplemental Agreement" below.

The details concerning the provision of finished products, scrap steel and semi-finished products are set out in paragraphs 1 and 4 under the section headed "Summary of the Principal Terms and Conditions of the Further Supplemental Agreement". The amount of finished products, scrap steel and semi-finished products supplied by the Company to ANSI for the period from 1 January to 31 October 2001 are approximately RMB66 million (approximately HK$62 million) (i.e. equivalent to 0.9% of the audited net tangible assets value of the Company as at 31 December 2000), RMB160 million (approximately HK$150 million) (i.e. equivalent to 2.2% of the audited net tangible assets value of the Company as at 31 December 2000) and RMB530 million (approximately HK$495 million) (i.e. equivalent to 7.3% of the audited net tangible assets value of the Company as at 31 December 2000) respectively. Pursuant to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement) and the existing waivers, these products should be provided only to Group Company. However, the Company has not made any disclosure or obtained approval from the Independent Shareholders in respect of these transactions with ANSI in accordance with the Listing Rules. Such non-disclosure and non-obtaining of approval from the Independent Shareholders constitute breaches of the Listing Rules on the part of the Company, and the Stock Exchange reserves its rights to take further action against the Company.

The details concerning the provision of additional ancillary materials and utility are set out in paragraphs 2 and 3 in the section headed "Summary of the Principal Terms and Conditions of the Further Supplemental Agreement". Both Schedules 1 and 2 to the Supply of Materials and Services Agreement can be substituted from time to time in accordance with the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement and the Further Supplemental Agreement). Schedules 1 and 2 to the Further Supplemental Agreement containing the additional ancillary material (namely calcium carbonate) and utility (namely argon) substitute the previous Schedules 1 and 2 to Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement) and are mentioned herein for the purpose of clarification.

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE FURTHER SUPPLEMENTAL AGREEMENT

The principal terms and conditions of the Further Supplemental Agreement, and the relevant background information are summarised as follows:

1. Provision of Finished Products, Scrap Steel and Semi-Finished Products

Pursuant to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement), the Company has undertaken to provide certain finished products, scrap steel and semi-finished products to Group Company for the operation of its production facilities in a quantity to be agreed upon from time to time between the Company and Group Company, details of which are set out in Schedule 4 to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement).

Pursuant to the Further Supplemental Agreement, the Company and Group Company have agreed, inter alia, that the Company should provide certain finished products, scrap steel and semi-finished products to Group Company (and/or any member of Parent Group), instead of only to Group Company.

Since 1 January 2001, the Company has commenced the provision of such finished products, scrap steel and semi-finished products to ANSI, a member of Parent Group. The Company has confirmed that such transactions:

(i) have been conducted on the same terms and conditions, as those for similar connected transactions previously entered into between Group Company and the Company pursuant to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement);

(ii) have been entered into on normal commercial terms in the ordinary and usual course of business of the Company and ANSI; and

(iii) no connected person or connected persons of the Company (other than Group Company) is or are together a substantial shareholder in ANSI. China Huarong and China Xinda are independent third parties not connected with the promoters, directors, supervisors, chief executive or substantial shareholders of the Company or any of its subsidiaries or an associate of any of them, and are independent of and unconnected with each other.

2. Additional Ancillary Materials

As set out in Schedule 1 to the Further Supplemental Agreement, calcium carbonate will be added as an additional ancillary material to be provided by Group Company (and/or any member of Parent Group as procured by Group Company) to the Company.

3. Additional Utility

As set out in Schedule 2 to the Further Supplemental Agreement, argon will be added as additional utility to be provided by Group Company (and/or any member of Parent Group as procured by Group Company) to the Company as a result of the acquisition of the new converter furnaces from Group Company by the Company upon its exercise of the option pursuant to the option agreement dated 6 July 1998 (as disclosed in the circular of the Company dated 14 July 1998) on 1 April 2000. Argon is a protective gas used in the refining of raw materials into molten steel in converter furnaces or steel smelting furnaces, the purpose of which is to prevent the oxidization of molten steel.

4. Additional Finished Products

As set out in Schedule 4 to the Further Supplemental Agreement, large section materials, billets and slabs will be added as additional finished products to be supplied by the Company to Group Company (and/or any member of Parent Group as directed by Group Company).

For Group Company (and/or the relevant member of Parent Group) to undertake the repair of equipments, and the repair, maintenance and change of railway, it is necessary for Group Company (and/or the relevant member of Parent Group) to acquire a certain amount of large section materials from the Company. Therefore, the Company has agreed to provide a certain amount of the large section materials to Group Company (and/or the relevant member of Parent Group).

Billets and slabs are produced by the Company's steel smelting plant. As the variety and specifications of the billets and slabs produced by the Company are limited, the need by the Company for billets and slabs of certain desired variety and specifications (the "desired billets and slabs") cannot be satisfied from this source. At the same time, through recent technological reform and development, the overall production capacity of the Company's continuous casting machines has been increasing. Hence, there has been an excess of billets and slabs other than those of the desired variety and specifications (the "undesired billets and slabs") produced by the Company. In order for the Company to maintain a balance between its need for desired billets and slabs and its creation of excess undesired billets and slabs, the Company sells some of its undesired billets and slabs at prices as set out in Schedule 4 to the Further Supplemental Agreement to Group Company (and/or the relevant member of Parent Group) and purchases some of the desired billets and slabs at market prices from Group Company (and/or the relevant member of Parent Group).

The Further Supplemental Agreement shall take effect on the date of obtaining of the approval of the Independent Shareholders at a general meeting of the Company. Pursuant to the term of the Further Supplemental Agreement, the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement) will be varied as above with effect from 1 January 2001 then.

WAIVER APPLICATION

The New Connected Transactions constitute connected transactions for the Company for the purpose of the Listing Rules.

Under Chapter 14 of the Listing Rules, the New Connected Transactions would normally require disclosure by way of press announcement and/or prior approval of the Independent Shareholders at an extraordinary general meeting each time such transaction occurs.

The New Connected Transactions are entered into in the ordinary course of business of the relevant companies on normal commercial terms or on terms no less favourable than terms available to third parties. The New Connected Transactions are of a continuing nature and are expected to continue in the future.

As the above transactions are conducted in the normal course of business and occur on a regular and ongoing basis, the Directors consider that strict compliance with the disclosure/approval of Independent Shareholders requirement on each occasion they arise would be impractical and unduly onerous on the part of the Company. Accordingly, the Company hereby requests the Stock Exchange to grant a waiver to the Company from compliance with the announcement/approval of Independent Shareholders requirement as required under Chapter 14 of the Listing Rules in respect of the New Connected Transactions.

Based on the facts and circumstances described above, an application for waiver in respect of the New Connected Transactions has been made to the Stock Exchange for each of the three financial years leading up to 31 December 2003 on the conditions that:

1. the New Connected Transactions are approved by the Independent Shareholders at the Extraordinary General Meeting or any adjournment thereof;

2. the terms and conditions of the Waiver (as amended by the Revised Waiver) as applicable to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement and the Further Supplemental Agreement) will continue to apply, save that

   (a) the Company shall provide certain finished products, scrap steel and semi-finished products to Group Company (and/or any member of Parent Group as directed by Group Company);

   (b) calcium carbonate shall be added as a new ancillary material to be provided by Group Company (and/or any member of Parent Group as procured by Group Company) to the Company;

   (c) argon shall be added as a new utility to be provided by Group Company (and/or any member of Parent Group as procured by Group Company) to the Company; and

   (d) large section materials, billets and slabs shall be added as new finished products (i.e. as compared with the finished products previously supplied by the Company to Group Company) to be supplied by the Company to Group Company (and/or any member of Parent Group as directed by Group Company);

3. the New Connected Transactions for each of the three financial years leading up to 31 December 2003 will not exceed the relevant annual caps set forth below:

	Annual cap (based on the Company's turnover for the relevant year)
Principal Raw Materials	76%
Ancillary Materials	1%
Utilities	6%
Services	2%
Finished Products	7%
Scrap Steel	4%
Semi-Finished Products	12%

4. details of the New Connected Transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e. the date or period of the New Connected Transactions, the parties thereto, and a description of their connected relationship, a brief description of the New Connected Transactions and the purpose of the New Connected Transactions, the total consideration and the terms, and the nature and extent of the interests of the connected persons in the New Connected Transactions, shall be disclosed in the Company's annual report and accounts for the year in question;

5. the Independent Directors shall review the New Connected Transactions annually and confirm in the Company's annual report and accounts for each relevant year that:

   (i) the New Connected Transactions have been entered into by the Company in the ordinary and usual course of its business;

   (ii) the New Connected Transactions have been entered into either (a) on normal commercial terms; or (b) on terms no less favourable than those available from/to independent third parties; or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the Shareholders are concerned; and

   (iii) the New Connected Transactions have been entered into either (a) in accordance with the terms of the agreement governing each such transaction or (b) (where there is no such agreement) on terms no less favourable than terms available from/to independent third parties;

   (iv) the New Connected Transactions have been entered into in accordance with the terms and conditions set out in paragraphs 2 and 3 above;

   (for this purpose, the expression "ordinary and usual course of business" will be determined by reference to the business scope of the Company and the operations of the Company as set out in the business license of the Company and the operations of the Company within the particular circumstances of the PRC economy and the expression "normal commercial terms" will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC or, in the absence of available comparisons, by reference to the Company's past dealings)

6. the auditors of the Company shall review annually the New Connected Transactions, details of which shall be set forth in the Company's annual report and accounts and shall also confirm to the Board that the transactions have:

(i) received the approval of the Board; and

(ii) been entered into in accordance with the relevant agreement governing such transactions; and

7. Group Company will provide an undertaking to the Company and the auditors of the Company to grant sufficient access to such records of Group Company and the relevant member(s) of Parent Group as the auditors may consider necessary for the purpose of reviewing and reporting on the New Connected Transactions as described in paragraph 6 above.

SETTING UP OF THE STEEL SHEET PRODUCTION LINES

BACKGROUND INFORMATION

The Board proposes, subject to the approval of the Shareholders at the Extraordinary General Meeting, for the Company to invest RMB2.64 billion in the setting up of the Steel Sheet Production Lines. These production lines will use cold-rolled steel sheets as raw materials for the production of galvanised steel sheets and color coating steel sheets. Such cold-rolled steel sheets are currently produced by the Company as finished products.

DETAILS OF THE SETTING UP OF THE STEEL SHEET PRODUCTION LINES

The key construction includes a galvanised steel sheet production line with an annual production capacity of 800,000 tons of galvanised steel sheets, a color coating steel sheet production line with an annual production capacity of 150,000 tons of color coating steel sheets, and other related public utilities. The products will be mainly used in the construction industry, tourism industry, household appliances industry and automobile industry.

MARKET ANALYSIS

Galvanised steel sheet products and color coating steel sheet products are regarded as high-grade steel products in China. There is a concern that domestic consumption cannot be satisfied by domestic production in the long run. The growth of domestic market demand has surpassed domestic market supply. In 1992, the consumption of galvanised steel sheets in China was 1,000,000 tons. Such consumption reached 2,105,000 tons and 2,919,000 tons in 1998 and 1999 respectively. In recent years, the market share of galvanised steel sheets produced domestically is only approximately 50%. According to market analysis conducted by the Company, the demand for galvanised steel sheets in China in 2005 will reach 4,000,000 tons, which shows that there is much room for market development. Cold-rolled steel sheets and galvanised steel sheets serve as the foundation steel sheets for color coating steel sheets. Organic coating will be applied to the face of these foundation steel sheets first. After special treatment and processing, color coating steel sheets are produced. Such products have been widely used in industries such as construction, household appliances, office appliances, automobiles, vessels, etc. The market demand for color coating steel sheets is growing strongly in China. Currently, the domestic demand for color coating steel sheets is approximately 500,000 tons to 600,000 tons. According to market analysis conducted by the Company, the demand will reach 1,000,000 tons to 1,400,000 tons in 2005. The development of color coating steel sheets production is encouraged by the State and hence there are bright prospects for such development.

TOTAL AMOUNT OF INVESTMENT

The total amount of investment in respect of the setting up of the Steel Sheet Production Lines, based on the above market analysis, is estimated to be approximately RMB2.64 billion (approximately HK$2.47

billion), which include installation costs of approximately RMB193 million (approximately HK$180 million), construction costs of approximately RMB231 million (approximately HK$216 million), equipments costs of approximately RMB1.65 billion (approximately HK$1.54 billion), and miscellaneous costs of RMB566 million (approximately HK$529 million). The main sources of funding are expected to be bank loans and existing funds of the Company.

RECOMMENDATION/OPINION

Your attention is drawn to the letter from the Independent Board Committee which is set out on page 9 of this circular. The Independent Board Committee, having taken into account the advice of Kingston, considers that the terms of the New Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution concerning the New Connected Transactions to be proposed at the Extraordinary General Meeting.

The Board considers its proposed investment in the setting up of the Steel Sheet Production Lines to be in the interests of its shareholders as a whole.

EXTRAORDINARY GENERAL MEETING

At the Extraordinary General Meeting, ordinary resolutions will be proposed to approve the Further Supplemental Agreement, the New Connected Transactions and the setting up of the new Steel Sheet Production Lines.

Set out on pages 17 to 18 of this circular is a notice convening the Extraordinary General Meeting, which was despatched to the holders of the H Shares on 15 November 2001.

Group Company, which holds approximately 44.7 per cent. of the share capital of the Company, and its associates (as defined in the Listing Rules) will abstain from voting in respect of the resolution concerning the Further Supplemental Agreement and the New Connected Transactions to be proposed at the Extraordinary General Meeting.

No shareholder will need to abstain from voting in respect of the resolution concerning the Company's proposed investment in the setting up of the Steel Sheet Production Lines to be proposed at the Extraordinary General Meeting.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out on pages 19 to 21 of this circular.

Yours faithfully,
Liu Jie
Chairman

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

To the Independent Shareholders 6 December 2001

Dear Sir or Madam,

We refer to the circular (the "Circular") dated 6 December 2001 and despatched to the Shareholders of which this letter forms part. Unless the context requires otherwise, terms and expressions defined in the Circular shall have the same meanings in this letter.

We have been appointed to advise the Independent Shareholders on whether the terms of the Further Supplemental Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

We wish to draw your attention to the letter of advice issued by Kingston Corporate Finance Limited which is set out on pages 10 to 16 of the Circular.

Having considered the advice given by Kingston Corporate Finance Limited, we are of the opinion that the terms and conditions of the New Connected Transactions described in the Circular and the waivers in respect of such connected transactions are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution concerning the New Connected Transactions to be proposed at the Extraordinary General Meeting.

Yours faithfully,

Yang Tian Jun
Independent Non-executive Director

Venantius Tan
Independent Non-executive Director

The following is the text of the letter of advice to the Independent Board Committee of the Company from Kingston dated 6 December 2001 incorporated in this circular:

KINGSTON CORPORATE FINANCE LIMITED
Suite 2801, 28/F, One International Finance Centre,
1 Harbour View Street, Central, Hong Kong
Tel: 2298-6200 Fax: 2850-8511

To the Independent Board Committee of
Angang New Steel Company Limited

6 December 2001

Dear Sirs,

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the financial adviser to advise the Independent Board Committee in respect of the terms of the New Connected Transactions contemplated under the Further Supplemental Agreement, details of which are set out in the letter from the Board (the "Letter") contained in this circular (the "Circular") dated 6 December 2001 issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Company and Group Company entered into the Further Supplement Agreement on 14 November 2001. The Further Supplemental Agreement is supplemental to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials Agreement). Pursuant to the Further Supplemental Agreement, the parties thereto have agreed, among other things, that the Company should provide certain finished products to Group Company (and/or any member of Parent Group as directed by Group Company) and Group Company (and/or any member of Parent Group) should provide additional ancillary materials, utilities and finished products to the Company.

The New Connected Transactions between Group Company (and/or any member of Parent Group) and the Company constitute connected transactions for the Company under the Listing Rules. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant requirements of the Listing Rules on each and every occasion the New Connected Transactions arise during the three financial years ending 31 December 2003.

As the independent financial adviser to the Independent Board Committee, our role is to give our opinion as to whether the New Connected Transactions are in the interests of the Company and whether the terms of the New Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been provided by the Company and the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and as at the date of the Circular and will continue to be so at the date of the Extraordinary General Meeting. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have sought and received confirmation from the Directors that there are no other facts or representations the omission of which would make any statement in the Circular misleading. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. We consider that we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs of the Company, its subsidiaries, its associated companies, Group Company, or any other members of the Parent Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation to the Independent Board Committee, we have taken the following principal factors and reasons into consideration:

1. Background and reasons for the New Connected Transactions

The Company's principal activities include the production and sale of steel billets, cold rolled sheets, wire rods, thick plates, pipe billets and large steel products, in the PRC. These products are widely used in the automobile, construction, ship-building, railway construction industries and in the manufacture of home electrical appliances. Parent Group is a major steel and industrial group in the PRC.

The Company is a joint stock limited company incorporated in the PRC on 8 May 1997 with Group Company as its sole promoter. Out of the five existing production plants of the Company, three of them, namely the Cold Rolling Plant, the Wire Rod Plant and the Thick Plate Plant were transferred to the Company pursuant to the reorganisation of the Company, Group Company and the abovementioned three plants before the Company listed its H Shares on the Stock Exchange in 1997. The Large Section Plant was also acquired by the Company from Group Company on 1 July 1999. In addition, the Company sources most of the principal raw materials, a portion of ancillary materials and most of the utilities from Group Company, pursuant to the Supply and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement). Further, Group Company has licenced to the Company patents relating to the production of products of the Company. Group Company, being the controlling shareholder of the Company, is also the major supplier and business partner of the Company. In view of the aforesaid, the Directors consider that the relationship between the Company and Group Company is close and mutually reliant.

Since the Company's listing on the Stock Exchange in July 1997, the Company has been engaged in connected transactions with Group Company in respect of supply of certain principal raw materials, utilities and support service by Group Company to the Company and certain finished products by the Company to Group Company, pursuant to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement). The Stock Exchange has granted the Waiver and the Revised Waiver, dated 14 October 1997 and 26 June 1999, respectively, to the Company from strict compliance with the requirements under the Listing Rules in respect of the connected transactions under the Supply of Materials and Services Agreement and the Supplemental Supply of Materials and Services Agreement respectively. Details of the Supply of Materials and Services Agreement and the Supplemental Supply of Materials and Services Agreement are set out in the Prospectus and the Company's circular dated 15 July 1997 and 6 March 2000 respectively.

As stated in the Company's 2000 annual report, Group Company set up ANSI in December 2000. ANSI consists of 24 plants, which were transferred from Group Company. ANSI commenced its operations from 1 January 2001. Since then, ANSI became a member of Parent Group that supplies raw materials and utilities services to the Company and receives finished products from the Company. The Directors confirm that, to the best of their knowledge, the establishment of ANSI to act as Parent Group's manufacturing arm represents a step to restructure Parent Group so that resources will be allocated in a more efficient way within Parent Group, thus enhancing Parent Group's competitiveness.

As a move to enhance co-operation between the Company and Parent Group and to increase the flexibility in operation, the Company and Group Company entered into the Further Supplemental Agreement which is supplemental to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement). Pursuant to the Further Supplemental Agreement, there are additional products or scope of supply to be added or amended to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement) (please refer to the section headed "Letter from the Chairman" for details of the terms and summary of the Further Supplemental Agreement):

(i) the Company will provide certain finished, scrap steel and semi-finished products to Group Company and/or any member of Parent Group instead of only to Group Company. As mentioned before, the Company commenced to provide finished products to ANSI since the beginning of 2001. The Directors believe that such amendments by the Further Supplemental Agreement will enhance the provision of certain finished products, scrap steel and semi-finished products by the Company to members of Parent Group and, hence, increase flexibility of operation for the Company and Parent Group companies;

(ii) Group Company or any member of Parent Group as procured by Group Company will provide calcium carbonate as additional ancillary materials to the Company. Calcium carbonate is a key ancillary materials for the production of the Group's steel products. The Directors consider such additional provision of ancillary materials under the Further Supplemental Agreement will ensure a stable and secure supply of calcium carbonate for the use of the Company at no higher cost than the market price;

(iii) Group Company or any member of Parent Group as procured by Group Company will provide argon as additional utility to the Company. Argon is a protective gas used in the refining of raw materials into molten steel in converter furnaces or steel smelting furnaces. The Directors are of view that such additional provision of ancillary utility under the Further Supplemental Agreement will ensure a stable and secure supply of argon for the Company's raw materials processing in furnaces at no higher costs than the market price; and

(iv) the Company will provide to Group Company (and/or any member of Parent Group directed by Group Company) additional finished products including large section materials, billets and slabs. Large section materials are provided to Group Company or Parent Group companies for Group Company to undertake repairs and maintenance works to the Company. Provision of billets and slabs will disseminate excess and undesired output of billet and slabs to Group Company (and/or any member of Parent Group directed by Group Company). The Directors consider that the addition of such other finished products for provision to Group Company or other Parent Group companies by the Company is necessary. Moreover, it will help keeping a desired balance of inventory of certain finished products. As a whole, such provision of additional finished products is beneficial to the Company.

In view of the fact that, pursuant to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement), the Company and Group Company are undergoing certain connected transactions which take place in the ordinary course of business of the Company, the Directors consider that the Further Supplemental Agreement, as discussed above, adds to and amends the aforesaid agreements certain factors so as to increase the flexibility or to meet necessity in such ordinary course of business of the Company.

Taking into account the additional scope and items to be contained in the Further Supplemental Agreement as discussed in the above, we consider that the New Connected Transactions are in the interests of the Company and Independent Shareholders as a whole because the New Connected Transactions are necessary and beneficial to the Company. The New Connected Transactions will give flexibility in carrying out daily operation of the Company and, hence, improve operational efficiency and cooperation with Parent Group.

2. Terms of the Further Supplemental Agreement

The Directors consider that the pricing standards for the New Connected Transactions are arrived at after arm's length negotiation and are fair and reasonable so far as the Independent Shareholders are concerned. We have reviewed the pricing standards for the New Connected Transactions. As stated in the Further Supplemental Agreement, principal raw materials provided by Parent Group are sold to the Company at a price not exceeding the lowest sales price between the Group Company and independent third party customers of Group Company for the preceding month and the average sale price of large quantities of these raw materials quoted to the Company by five independent suppliers in the PRC. Ancillary materials are sold to the Company at a price equivalent to the average sales price of the Group Company to independent third parties for the preceding month while utilities are sold to the Company at cost.

Finished products manufactured by the Company are sold to Parent Group at a price equivalent to the average sale price between the Company and independent third parties for preceding month while semi-finished products are sold at prices equal to the production cost plus a gross profit margin of not less than 9 per cent.

Based on the above pricing standards, we are not aware of any factors that may severely prejudice the interests of the Independent Shareholders. Regarding the gross profit margin relating to the semi-finished products, we consider ourselves not in a position to opine on the fairness and reasonableness of this value because there is a lack of reference. However, taking into account that the New Connected Transactions are capable of enhancing co-operation between the Company and Parent Group and flexibility of their respective operations, we consider the pricing standards for the New Connected Transactions are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

3. Basis of the Annual Caps

The waiver made by the Company to the Stock Exchange in respect of the New Connected Transactions contains certain terms and conditions, of which one is the annual caps proposed by the Directors for the connected transactions contemplated under the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement and the Further Supplemental Agreement) for the three years ending 31 December 2003 not exceeding the following percentages as compared to the Company's total turnover for the relevant financial year:

	Annual cap (based on the Company's turnover for the relevant year)
Principal Raw Materials	76%
Ancillary Materials	1%
Utilities	6%
Services	2%
Finished Products	7%
Scrap Steel	4%
Semi-Finished Products	12%

According to the annual reports of the Company for the three years ended 31 December 2000, the relevant figures of the relevant connected transactions are as below:

Year ended 31 December	**1998**		**1999**		**2000**	
	RMB'000	%	*RMB'000*	%	*RMB'000*	%
Principal Raw Materials	4,315,248	75.9%	5,234,383	75.8%	6,855,139	70.2%
Ancillary Materials	18,938	0.3%	36,462	0.5%	—	—
Utilities	101,170	1.8%	115,997	1.7%	231,425	2.4%
Services	35,810	0.6%	101,305	1.5%	77,664	0.8%
Finished Products	146,531	2.6%	90,177	1.3%	170,776	1.7%
Scrap Steel	64,111	1.1%	75,370	1.1%	200,020	2.0%
Semi-Finished Products	—	—	264,598	3.8%	652,412	6.7%
Total Turnover	**5,681,410**		**6,907,996**		**9,767,600**	

The independent non-executive Directors have reviewed and confirmed in each of the annual reports for the relevant financial years that the above connected transactions were entered into (i) in the ordinary and usual course of business; (ii) either on normal commercial terms or on terms that are fair and reasonable so far as the Shareholders are concerned; and (iii) either in accordance with the terms of the agreement governing each such transaction or on term no less favourable than terms available to third parties.

The Further Supplemental Agreement will be effected upon approval by the Independent Shareholders and the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement) will be varied by the Further Supplemental Agreement with effect from 1 January 2001. For the three years ended 31 December 2000, the relevant connected transactions contemplated under the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement) fell under the annual caps specified in the Waiver (as amended by the Revised Waiver).

The Directors consider the annual caps for the New Connected Transactions are reasonable and realistic for the operation of the Company. Such annual caps for the three years up to 31 December 2003 specified as a condition for the waiver in respect of the New Connected Transactions under the Further Supplemental Agreement are the previously imposed annual caps agreed by the Stock

Exchange in granting the Waiver (as amended by the Revised Waiver). We have reviewed the reasons for and the historical amount of the connected transactions as stated in the Waiver (as amended by the Revised Waiver). Based on the historical amount of the relevant connected transactions as stated in the Waiver and in the above chart for the three years ended 31 December 2000, we are of the opinion that the annual caps for the New Connected Transactions are justifiable and appropriately adopted.

4. Conditions of waiver

In addition to the annual caps, the waiver in respect of the New Connected Transactions from strict compliance of the requirements under the Listing Rules carries other conditions, including:

(i) the New Connected Transactions are approved by the Independent Shareholders at the Extraordinary General Meeting or any adjournment thereof;

(ii) the terms and conditions of the Waivers (as amended by the Revised Waiver) as applicable to the Supply of Materials and Services Agreement (as amended by the Supplemental Supply of Materials and Services Agreement and the Further Supplemental Agreement) will continue to apply, save that

(a) the Company shall provide certain finished products, scrap steel and semi-finished products to Group company (and/or any member of Parent Group as directed by Group company);

(b) Calcium carbonate shall be added as a new ancillary material to be provided by Group Company (and/or any member of Parent Group as procured by Group Company) to the Company;

(c) Argon shall be added as a new utility to be provided by the Group Company (and/or any member of Parent Group as procured by Group Company) to the Company; and

(d) large section materials, billets and slabs shall be added as new finished products (i.e. as compared with the finished products previously supplied by the Company to Group Company) to be supplied by the Company to Group Company (and/or any member of Parent Group as directed by Group Company);

(iii) details of the New Connected Transactions in each year as required by Rules 14.25(1)(A) to (D) of the Listing Rules, i.e. the date or period of the New Connected Transactions, the parties thereto, and a description of their connected relationship, a brief description of the New Connected Transactions and the purpose of the New Connected Transactions, the total consideration and the terms, and the nature and extent of the interests of the connected persons in the New Connected Transactions, shall be disclosed in the Company's annual report and accounts for the year in questions;

(iv) the Independent Directors shall review the New Connected Transactions annually and confirm in the Company's annual report and accounts for each relevant year that:

(a) the New Connected Transactions have been entered into by the Company in the ordinary and usual course of its business;

(b) the New Connected Transactions have been entered into either (a) on normal commercial terms; or (b) on terms no less favourable than those available from/to independent third parties; or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the Shareholders are concerned; and

(c) the New Connected Transactions have been entered into either (a) in accordance with the terms of the agreement governing each such transaction or (b) (where there is no such agreement) on terms no less favourable than terms available from/to independent third parties;

(d) the New Connected Transactions have been entered into in accordance with the terms and conditions set out in paragraph 2 above and will not exceed the relevant annual caps;

(for this purpose, the expression "ordinary and usual course of business" will be determined by reference to the business scope of the Company and the operations of the Company as set out in the business license of the Company and the operations of the Company within the particular circumstances of the PRC economy and the expression "normal commercial terms" will be applied by reference to transactions of similar nature and to be made by similar entities in the PRC or, in the absence of available comparisons, by reference to the Company's past dealings);

(v) the auditors of the Company shall review annually the New Connected Transactions, details of which shall be set forth in the Company's annual report and accounts and shall also confirm to the Board that the transactions have:

(a) received the approval of the Board; and

(b) been entered into in accordance with the relevant agreement governing such transaction; and

(vi) Group Company will provide an undertaking to the Company and the auditors of the Company to grant sufficient access to such records of Group Company and members of Parent Group as the auditors may consider necessary for the purpose of reviewing and reporting on the New Connected Transactions as described in paragraph 5 above.

We consider these conditions have the purpose of monitoring the New Connected Transactions which will be conducted on fair and reasonable terms and in the interests of the Independent Shareholders as a whole.

There may be risk of non-compliance of the conditions set out in the waiver in respect of the New Connected Transactions by the Company during daily operation. The independent non-executive Directors and/or the auditors of the Company are responsible for annual review and assessment on the New Connected Transaction and confirming the New Connected Transactions being conducted in accordance with the conditions of the waiver in respect of the New Connected Transactions, such risk will be monitored and minimized.

5. Benefits

As suggested in the Letter from the Chairman, the New Connected Transactions are entered into in the ordinary course of business of the relevant companies on normal commercial terms no less favourable than terms available to third parties and they are of a continuing nature and are expected to continue in the future. We are of the view that through obtaining the waiver in respect of the New Connected Transactions upon approval of the Independent Shareholders the Company can be relaxed from strict compliance of the requirements under the Listing Rules and this is more efficient, practical and cost-saving as the Company is waived for obtaining approvals from the Independent Shareholders on every single New Connected Transaction in the three years up to 31 December 2003. We consider that it is in the interest of the Company and the Independent Shareholders as a whole.

RECOMMENDATION

Having considered the principal factors and reasons discussed in this letter, we are of the view that the New Connected Transactions are in the interest of the Company and the Independent Shareholders as a whole and that the terms of the New Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned. We, accordingly, advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the New Connected Transactions.

Yours faithfully,
For and on behalf of
Kingston Corporate Finance Limited
Elton Cheung
Director

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON 31 DECEMBER 2001

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Extraordinary General Meeting") of Angang New Steel Company Limited (the "Company") will be held at 9:00 a.m. on 31 December 2001, at Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City, Liaoning Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

AS ORDINARY RESOLUTIONS

1. the supplemental agreement dated 14 November 2001 (the "Further Supplemental Agreement") to the supply of materials and services agreement dated 8 May 1997 (the "Supply of Materials and Services Agreement") (as amended by the supplemental agreement entered into by the same parties on 20 March 1999) and the connected transactions referred to therein be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Further Supplemental Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient; and

2. the setting up of a galvanised steel sheet production line and a color coating steel sheet production line (the "Steel Sheet Production Lines") in accordance with the Feasibility Report issued in June 2001 as proposed by the directors of the Company, be and is hereby approved and confirmed and that the directors of the Company be and are hereby authorised to do whatever they may consider necessary, desirable or expedient in connection with the setting up of the Steel Sheet Production Lines.

By Order of the Board
Angang New Steel Company Limited
Fu Ji Hui
Company Secretary

14 November 2001
Anshan City
Liaoning Province, the PRC

Notes:

(1) Shareholders whose names appear on the register of members of the Company at the close of business on 30 November 2001 are entitled to attend the Extraordinary General Meeting. Shareholders should note that the register of members of the Company will be closed from 1 December 2001 to 30 December 2001, both days inclusive, during which period no share transfer will be effected.

(2) Each shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies, whether they are shareholders or not, to attend and vote on his behalf at the Extraordinary General Meeting.

(3) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the proxy form must be delivered to the Company's registrar, HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

(5) Shareholders intending to attend the Extraordinary General Meeting must return the reply slip (which will be despatched to the shareholders with the relevant circular) to the Secretary's Office of the Company by 9:00 a.m. on or before 10 December 2001 personally or by mail, cable or facsimile. Failure to return the reply slip will not affect shareholders' rights to attend the Extraordinary General Meeting in person.

(6) Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

(7) The details of the Secretary's Office of the Company are as follows:

No. 396 Nan Zhong Hua Lu
Anshan City, Liaoning Province
The People's Republic of China
Postal Code : 114003
Tel : (86) 412 672 5639
Fax : (86) 412 672 7772

Responsibility Statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information on the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts the omission of which would make any statement in this circular misleading.

Disclosure of Interests

As at the Latest Practicable Date, the following Directors and Supervisors had the following interests in the securities of the Company:—

Directors		
LIU Jie		5,000 Employees' Shares
WANG Bao Lin		5,000 Employees' Shares
YAO Lin		5,000 Employees' Shares
LU Xian Liang		5,000 Employees' Shares
FU Ji Hui		5,000 Employees' Shares
	Sub-total	25,000
Supervisors		
ZHOU Fa		5,000 Employees' Shares
JIN Zuo Yong		5,000 Employees' Shares
	Sub-total	10,000
	Total	35,000

Save as disclosed above , none of the Directors had any interests in the securities of the Company for the purpose of Section 28 of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance"), nor were they taken to or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the securities of the Company or any associated corporation within the meaning of the SDI Ordinance or any interests which are required to be entered into the register kept by the Company pursuant to Section 29 of the SDI Ordinance, or which are required to be disclosed, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

None of the Directors, Supervisors or Kingston has any direct or indirect interest in any assets which have since 31 December 2000 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to the Company, or are proposed to be acquired or disposed of by or leased to the Company.

None of the Directors or the Supervisors, is materially interested in any contract or arrangement entered into by the Company subsisting at the date of this circular which is significant in relation to the business of the Company.

Kingston does not have any shareholding, direct or indirect, in the Company nor any right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities of the Company.

Service Contracts of the Directors and the Supervisors

Each of the executive Directors (save for Mr. Cai Deng Lou, Mr. Yang Hua, Mr. Li Zhong Wu and Ms. Zhang Li Fen) and the Supervisors has entered into a service contract with the Company for an initial term of 3 years commencing from 8 May 2000 and ending on 7 May 2003. Mr. Cai Deng Lou, Mr. Yang Hua, Mr. Li Zhong Wu and Ms. Zhang Li Fen were appointed as executive Directors on 18 October 2000, and each of them has entered into a service contract with the Company with an initial term commencing from 18 October 2000 and ending on 7 May 2003.

Apart from the above, no other service contracts exist or have been proposed between the Company and any of the Directors or Supervisors. None of the Directors or Supervisors has entered into any service contracts with the Company which may not be terminated by the Company within one year without payment other than statutory compensation.

Substantial Shareholders

As at the Latest Practicable Date, the following persons (not being a director or chief executive of the Company), so far as are known to any Director, were directly or indirectly interested in ten (10) per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company :

Name of the Shareholders	Number of Shares
Group Company	1,319,000,000 [1]
HKSCC Nominees Limited	859,015,999

Note:

1 *Group Company is the sole owner of the 1,319,000,000 State-owned domestic invested shares of the Company, representing approximately 44.7 per cent. of the registered share capital of the Company.*

Save as disclosed above , the Directors, as at the Latest Practicable Date, are not aware of any person who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Material Change

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31 December 2000 (being the date to which the latest published audited financial statements of the Company were made up).

Litigation

The Company is not engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company.

Consent

Kingston has given and has not withdrawn its consent to the issue of this circular with the inclusion herein of its letter and the references to its name, in the form and context in which they respectively appear.

Miscellaneous

(i) The company secretary of the Company is Fu Ji Hui.

(ii) The legal address and head office of the Company is 396 Nan Zhong Hua Lu, Anshan City, Liaoning Province 114003, the PRC.

(iii) The share registrar of the Company is HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.

Documents Available for Inspection

Copies of the following documents are available for inspection at the offices of Coudert Brothers at 39th Floor, Gloucester Tower, the Landmark, 11 Pedder Street, Central, Hong Kong during normal business hours until 31 December 2001:

(i) the articles of association of the Company;

(ii) the letter from the Independent Board Committee, the text of which is set out on page 9 of this circular;

(iii) the letter from Kingston, the text of which is set out on pages 10 to 16 of this circular;

(iv) the written consent of Kingston;

(v) Supply of Materials and Services Agreement;

(vi) Supplemental Supply of Materials and Services Agreement;

(vii) Further Supplemental Agreement; and

(viii) the existing service contracts between the Company and the executive Directors and the Supervisors, respectively.

鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for the Extraordinary General Meeting to be held on 31 December 2001

I/We(1) ______________________ at(1) ______________________ am/ are the shareholder(s) of Angang New Steel Company Limited (the "Company"), holding ______________ H Shares(2). I/We hereby appoint (3) ______________________ at ______________________ as my /our proxy/ proxies. In the absence of the proxy/proxies, I/we hereby appoint the Chairman of the Extraordinary General Meeting (the "EGM") as my/our proxy/proxies for ______________ H Shares(4) which I/we hold in the share capital of Company to attend and vote at the Extraordinary General Meeting to be held at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China at 9:00 a.m., on 31 December 2001. The proxy /proxies are authorised to vote on the resolutions according to the following instructions. In the absence of instructions, the proxy /proxies shall vote for or against the resolutions at their discretion.

	Ordinary Resolutions	For(5)	Against(5)	Abstention(5)
1.	To consider and approve the supplemental agreement dated 14 November 2001 (the "Further Supplemental Agreement") to the supply of materials and services agreement dated 8 May 1997 (the "Supply of Materials and Services Agreement") (as amended by the supplemental agreement entered into by the same parties on 20 March 1999) and the connected transactions referred to therein and to approve that the directors of the Company be authorised to do whatever they may consider necessary, desirable or expedient to carry the Further Supplemental Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient.			
2.	To consider and approve the setting up of a galvanised steel sheet production line and a color coating steel sheet production line (the "Steel Sheet Production Lines") in accordance with the Feasibility Report issued in June 2001 as proposed by the directors of the Company, and to approve that the directors of the Company be authorised to do whatever they may consider necessary, desirable or expedient in connection with the setting up of the Steel Sheet Production Lines.			

Date: ______________ 2001 Signature: ______________(6)

Notes: -

(1) Please write the full name(s) and address(es) registered in the register of members in BLOCK CAPITALS.

(2) Please insert the total number of shares registered in your name(s).

(3) Please insert the name(s) and address(es) of proxy/proxies. In case no name(s) and address(es) are inserted, the Chairman of the meeting will be your proxy. The proxy/proxies need(s) not to be shareholder(s) of the Company. However, the proxy/proxies should attend the meeting on your behalf in person.

(4) Please insert clearly the number of shares registered in your name(s) which are related to this proxy form. In case no number is inserted, the proxy/proxies will be deemed to act on behalf of all shares registered in your name(s).

(5) Please note that if you would like to vote for a resolution, please put a tick in the "For" column. If you would like to vote against a resolution, please put a cross in the "Against" column. If you would like to abstain, please put a tick in the "Abstention" column. A ballot will not be considered as valid during the process of enumeration for the resolution(s) concerned if the voter has given up the right to vote or has voted for abstention. If you would like to vote in respect of some of the H Shares represented by the proxy (proxies) appointed, please insert the number of shares instead of a tick. If no tick or a number of shares is put in any column, the proxy/proxies is/are authorised to vote at his/her/ their discretion.

(6) This proxy form must be duly signed by your proxy/proxies duly authorised in writing. If the shareholder is a legal person or a corporation, this proxy form shall bear the stamp of the legal person or corporation, or duly signed by the legal person or director(s) of the corporation or duly authorised representative(s).

(7) This proxy form must be accompanied by the signed proxy form or the power of attorney or other authority, if any, or a notarially certified copy of that power of attorney or authority. They must be deposited at the Company's share registrar and transfer office, HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong not less than 24 hours before the time appointed for holding of the EGM in order for such documents to be valid.

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

SHAREHOLDERS'S REPLY SLIP FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

To: Angang New Steel Company Limited (the "Company")

I/We[1] ________________________________ of ________________________________

being the registered holder(s) of [2] ________________________________ H Shares of RMB1.00 each in the share capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Extraordinary General meeting of the Company to be held at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China at 9:00a.m. on 31 December 2001.

Date: ________________ 2001 Signature: ________________________

Notes:

(1) Please insert full name(s) and registered address(es) as shown in the register of members in block capitals.

(2) Please insert the number of shares registered in your name(s).

(3) In order to be valid, this completed and signed reply slip shall be delivered to the Company at its legal address at 396 Nan Zhong Hua Lu, Anshan City, Liaoning Province, the People's Republic of China on or before 10 December 2001. This reply slip may be delivered to the Company by hand, by post, by cable or by fax (fax no: 86-412-672-7772).

Item 9

鞍鋼新軋鋼股份有限公司

02 MAR 22 AM 8:55

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Change of Directors

The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") wishes to announce that:

1. Mr. Ho Ying, Pat Bobby has resigned from the Company as an independent non-executive director with effect from 14 November 2001;

2. Mr. Yang Bao Xing has resigned from the Company as an executive director with effect from 16 August 2000;

3. Mr. Tang Fu Ping has resigned from the Company as an executive director with effect from 16 August 2000;

4. Mr. Lin Da Qing has not been re-elected as a director of the Company at the 1999 annual general meeting of the Company held on 1 June 2000. Upon expiry of his tenure on 31 May 2000, he ceased to be an executive director of the Company with effect from 1 June 2000; and

5. Mr. Yuan Dong Zhu has not been re-elected as a director of the Company at the 1999 annual general meeting of the Company held on 1 June 2000. Upon expiry of his tenure on 31 May 2000, he ceased to be a non-executive director of the Company with effect from 1 June 2000.

The Board would like to take this opportunity to express its gratitude and appreciation to the above persons for their contribution to the Company during their period of tenure as directors of the Company.

By Order of the Board
Angang New Steel Company Limited
Fu Ji Hui
Company Secretary

10 December 2001
Anshan City
Liaoning Province
The People's Republic of China

Item 10

Dec 31, 01

02 MAR 22 AM 8:55

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE SEVENTH MEETING OF THE SECOND BOARD OF DIRECTORS

It is hereby annouced that the seventh meeting of the second board (the "Board") of directors (the "Director") of Angang New Steel Company Limited (the "Company") was held on 31 December 2001 at Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China (the "PRC" or "China"). The following resolutions were considered, discussed and passed by the Board as represented by the Directors present at the meeting:

1. The proposed application to the Bank of China for a loan of RMB2 billion was approved, and Mr. Yao Lin, the general manager of the Company, was authorised to handle any matters in connection with such application.

   During the period from 14 March to 22 March 2000, the Company issued convertible debentures in the aggregate amount of approximately RMB1.5 billion and raised RMB1.476 billion from such issue. The Company proposes to invest such funds in three projects, namely, the improvement and expansion works at the Company's cold rolling plant; improvement of the No. 2 and No. 3 cutting and packaging lines of the same cold rolling plant; and the construction of a new steel product processing and allocation centre. The aggregate investment required for such projects was RMB2.23 billion, which would be partly financed by the proceeds from the above convertible debentures issue. The Company proposes to pay for the balance with its own funds and/or loans. In addition, the Company convened a general meeting of the shareholders on 31 December 2001 and resolved to invest RMB2.64 billion in setting up certain galvanised steel sheets and color coating steel sheets production lines (the "Steel Sheet Production Lines"), details of which are set forth below. The sources of funds for this project are loans and/or the Company's own funds. The total amount of Company's own funds/loans required to effect the two investments mentioned above is RMB3.394 billion, being the total of RMB0.754 billion and RMB2.64 billion.

   In respect of such shortfall of funds, the Company proposes to make an application to the Bank of China for a loan of RMB2 billion, and Mr. Yao Lin will handle any matters in connection with such application.

2. The proposed application to the Industrial and Commercial Bank of China for a loan of RMB63 million to be used for the transformation of certain pipe steel production system was approved, and Mr. Yao Lin was authorised to handle any matters in connection with such application.

   To satisfy the needs of the developing western China market, the Company proposes to carry out a transformation of its pipe steel production system. Such transformation mainly covers the transformation of two sets of key power-generating machine and control systems of the 4300MM rolling mill of the thick plate plant of the Company, the renovation of the heavy-duty straightening machine, renovation of the on-line ultrasonic flaw detector and electric control equipment and transformation of the computer system. The product, namely, pipe steel will mainly be used in the petroleum and natural gas industry and the like. The total investment of the project is RMB160 million.

   In respect of such transformation of the pipe steel production system, the Company proposes to apply to the Industrial and Commercial Bank of China for a loan of RMB63 million, and Mr. Yao Lin will handle any matters in connection with such application. Any shortfall of funds required for such investment will be financed by the Company's own funds.

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 31 DECEMBER 2001

The Board is pleased to announce that at the extraordinary general meeting held at the Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City, Liaoning Province, the PRC on 31 December 2001 at 9:00 a.m., the following ordinary resolutions were passed:

1. The supplemental agreement dated 14 November 2001 (the "Further Supplemental Agreement") to the supply of materials and services agreement dated 8 May 1997 (the "Supply of Materials and Services Agreement") (as amended by the supplemental agreement entered into by the same parties on 20 March 1999) and the connected transactions referred to therein have been approved, confirmed and ratified and that the directors of the Company have been authorised to do whatever they may consider necessary, desirable or expedient to carry the Further Supplemental Agreement into effect with such changes as they may consider necessary, desirable or expedient.

2. The setting up of the Steel Sheet Production Lines in accordance with the Feasibility Report issued in June 2001 as proposed by the directors of the Company, have been approved and confirmed and that the directors of the Company have been authorised to do whatever they may consider necessary, desirable or expedient in connection with the setting up of the Steel Sheet Production Lines.

By order of the Board
Angang New Steel Company Limited
Fu Ji Hui
Company Secretary

Anshan City
Liaoning Province, the PRC
31 December 2001

Item 1

02 MAR 22 ... 8:07

Full Translation

Angang New Steel Company Limited:
Conversion of Convertible Debentures amounting to RMB1,349,531,000 into A Shares of the Company

As at December 29, 2000, the convertible debentures of RMB1,349,531,000 which were issued by Angang New Steel Company Limited (the "Angang Convertible Debentures" and its code is 5898) have been converted into the shares of the Company. Currently, there are listed Angang Convertible Debentures amounting to RMB150,469,000 in the market. The code for the shares of "Angang New Steel" is 0898 and 408,943,331 A shares have been issued upon the conversion of the Angang Convertible Debentures.

Changes of Share Capital (Unit: shares)

	Before the Change	Increase or Decrease (+/-)	After the Change	Percentage of Shareholding
1. State-owned Legal Person Shares	1,319,000,000	0	1,319,000,000	45.20%
2. Listed A Shares	300,000,000	408,943,331	708,943,331	24.30%
3. Listed H Shares	890,000,000	0	890,000,000	30.50%
4. Total Share Capital	2,509,000,000	408,943,331	2,917,943,331	100%

By order of the Board of
Angang New Steel Company Limited

January 4, 2001

Item 3

Summary

Angang New Steel Company Limited: Announcement Regarding Interest Payments for Convertible Debentures

Angang New Steel Company Limited (the "Company") issued convertible debentures (the "Angang Convertible Debentures") on March 15, 2000. As at March 14, 2001, the Angang Convertible Debentures have been in issue for one year. In accordance with the relevant provisions of the "Prospectus for Convertible Debentures" of the Company, an announcement regarding the interest payment for the Angang Convertible Debentures is hereby given:

1. *Proposal for Distribution of Interest*

Distribution of interest in respect of the Angang Convertible Debentures is made in accordance with the terms of the debentures set out in the "Prospectus for Convertible Debentures" of the Company as follows: "Interest on the Angang Convertible Debentures will be paid on the par value at an annual interest rate of 1.2% from March 15, 2000." It is proposed that the Company distribute interest in respect of the Angang Convertible Debentures as follows: Interest in the amount of RMB12 shall be payable for every 10 Angang Convertible Debentures with a par value of RMB1,000.

2. *Record Date for the Right to Interest Payment*

In accordance with the terms of the debentures set out in the "Prospectus for Convertible Debentures" of the Company, the record date for the right to the current interest payment will be March 14, 2001.

3. *Recipients of Interest Payments*

The recipients of interest payments are: all holders of Angang Convertible Debentures whose names appear on the Register of Members of the Shenzhen Securities Clearing Company Limited at the close of trading on the Shenzhen Stock Exchange on March 14, 2001.

By order of the Board of
Angang New Steel Company Limited

March 5, 2001

Item 5

Summary

Announcement of the Resolutions Passed at the 4th Meeting of the Second Board of Directors

The 4th Meeting of the Second Board of Directors of Angang New Steel Company Limited (the "Company") was held on March 20, 2001 at the Conference Room, Angang Dong Shan Hotel. The Company at present has 13 directors on its board. All of them attended the Meeting and a quorum required by the Articles of Association was therefore formed. The Meeting was chaired by the Company's Chairman Liu Jie, at which the following resolutions were discussed and adopted:

1. the working report of the board of directors for the year 2000 was approved;
2. the annual report and its summary for the year 2000 were approved;
3. the audited financial statements for the year 2000 was approved;
4. the proposed profit distribution plan of the Company for the year 2000 was approved;
5. the proposed remuneration of the directors and the supervisors for the year 2000 was passed;
6. the appointments of KPMG Peat Marwick Huazhen and KPMG as the Company's accountants for 2001 were approved and the authorization was granted to the board of directors for determination of their remuneration proposal;
7. the provision of the statements regarding all liabilities associated with the financial statements of the Company for the year 2000 and connected transactions to KPMG Peat Marwick Huazhen and KPMG was approved;
8. HKSCC Registrars Ltd. was approved to issue and seal the new share certificates of the Company on the Company's behalf during the period from April 1, 2000 until February 28, 2001. The numbers of the shares certificates run from 46280 to 46554.

By the order of the Board of
Angang New Steel Company Limited

March 20, 2001

Item 7

Full Translation

Announcement of the Resolutions Passed at the 2nd Meeting of the Second Supervisory Committee

The 2nd Meeting of the Second Supervisory Committee of Angang New Steel Company Limited (the "Company") was held on 20th March, 2001 at the Conference Room, Angang Dong Shan Hotel. The Company currently has 3 supervisor. All of them attended the Meeting and a quorum required by the Articles of Association was therefore formed. It was resolved at the Meeting that the working report of the Supervisory Committee of Angang New Steel Company Limited for 2000 be approved.

By the order of the Supervisory Committee of
Angang New Steel Company Limited

March 20, 2001

Item 8

Full Translation

Announcement Regarding the Change of Shareholding Structure of Angang New Steel Company Limited

As at March 30, 2001, the convertible debentures of RMB1,435,755,000 which were issued by Angang New Steel Company Limited (the "Angang Convertible Debentures") have been converted into A shares of Angang New Steel Company Limited. and 435,071,520 A shares have been issued upon the conversion of convertible debentures. The details are hereby disclosed as follows in accordance with relevant requirements:

Changes of Share Capital (Unit: shares)

	Before the Change	Increase or Decrease (+/-)	After the Change	Percentage of Shareholding
1. State-owned Legal Person Shares	1,319,000,000	0	1,319,000,000	44.80%
2. Listed A Shares	300,000,000	435,071,520	735,071,520	24.97%
3. Listed H Shares	890,000,000	0	890,000,000	30.23%
4. Total Share Capital	2,509,000,000	435,071,520	2,944,071,520	100%

By order of the Board of
Angang New Steel Company Limited

April 4, 2001

Item 10

Summary

Legal Opinion issued by King & Wood of Beijing City Regarding the 2000 Annual General Meeting

To: Angang New Steel Company Limited

In accordance with the "Securities Law of the People's Republic of China", the "Company Law of the People's Republic of China" and the "Opinions on Standardization of General Meetings of Listed Companies (2000 revised version)" issued by the China Securities Regulatory Commission, King & Wood of Beijing City ("King & Wood") accepts your invitation to send lawyers to attend the 2000 Annual General Meeting of Angang New Steel Company Limited (the "Company") and witness relevant events at the Meeting.

In order to issue this legal opinion, King & Wood has examined and reviewed the following documents provided by the Company, including but without limitation:

1. the Articles of Association;

2. the resolutions adopted at the 4th Meeting of the Second Board of Directors of the Company;

3. the minutes of the 4th Meeting of the Second Board of Directors of the Company;

4. the announcement of the resolutions passed at the 4th Meeting of the Second Board of Directors and the announcement of the notice of the 2000 Annual General Meeting which were published in the "China Securities News (中国证券报)" and the "Securities Times (证券时报)" on March 21, 2001;

5. the circular dated March 21, 2001 which was sent to the holders of foreign shares ("H Shares") listed outside China;

6. the circular regarding the 2000 Annual General Meeting which was published in the "Hong Kong Economic Times" and the "Hong Kong imail" on March 21, 2001;

7. the register showing the attendance of shareholders at the 2000 Annual General Meeting of the Company and related documents; and

8. documents regarding the 2000 Annual General Meeting of the Company.

Pursuant to Article 13 of the "Securities Law", King & Wood hereby renders the following opinions regarding the relevant legal issues in relation to the calling and holding of the 2000 Annual General Meeting:

I. Procedures for calling and holding the Meeting

The procedures for calling and holding the Meeting complied with applicable legal requirements.

II. Qualifications of the persons attending the 2000 Annual General Meeting

The qualification of the persons attending the Meeting complied with the requirements as provided by laws and regulations and the articles of association of the Company. The quorum as required by laws and regulations and the articles of association of the Company was present.

III. Qualifications of the shareholders proposing resolutions at the 2000 Annual General Meeting

The Meeting discussed the proposal submitted by the Board. No shareholder raised any new proposal.

IV. Polling procedures of this Meeting

Polling procedures and polling results complied with the articles of association of the Company and regulations. The polling result is legal and valid.

V. King & Wood believes that the relevant issues in relation to the calling and holding of the Meeting and the polling procedures are legal and valid.

Witnessed by: Bai Yanchun
King & Wood
May 16, 2001

Item 11

Summary

Announcement of Dividends Distribution of Angang New Steel Company Limited for 2000

The dividend distribution plan of Angang New Steel Company Limited for the year 2000 was examined and passed at the 2000 Annual General Meeting of the Company held on May 16, 2001 and the details concerning the distribution of dividends are hereby announced as follows:

1. *Dividend distribution plan:*

After being audited by KPMG Peat Marwick Huazhen in accordance with the PRC Accounting Standards and International Accounting Standards, the Company has net profits of RMB489,749,000 and RMB491,394,000, respectively, as at December 31, 2000. Pursuant to relevant regulations, the Company reserves RMB48,975,000 as its statutory surplus reserve and RMB48,975,000 as its statutory public welfare fund. Profits available for distribution to shareholders amounted to RMB976,831,000 (including undistributed profits of RMB585,032,000 at the beginning of the year) for the year. This year, the profit distribution plan is as follows: a dividend of RMB0.9 will be payable in cash for every 10 shares (before tax; shareholders of public shares will receive RMB0.72 in cash for every 10 shares after taxation). The remaining amount will be carried forward to next year.

2. *Record Date for the Right to Dividend Payment*

The record date for the right to the current dividend payment will be June 21, 2001.

3. *Recipients of Dividends*

The recipients of dividends are: all shareholders of Angang New Steel whose names appear on the Register of Members of the Shenzhen Securities Clearing Company Limited at the close of the afternoon trading session on June 21, 2001.

4. *Method for Distribution of Bonus*

(i) Dividends in respect of public shares will be directly credited to shareholders' accounts through their custodians.

(ii) Bonuses in respect of state-owned legal person shares and shares of senior management will be directly distributed by the Company.

(iii) If investors change their custodians for the shares of Angang New Steel on June 22, 2001, they are required to claim from their original custodians the dividends to which they are entitled.

5. *Special Remarks*

In accordance with the terms of the "Angang Convertible Debentures", "if there is a change in the number of shares or shareholders' interests as a result of a bonus issue of shares by the Company to A shareholders, the issuance of new shares, rights issue, share consolidation or subdivision, share repurchase, dividend distribution, etc. after the issue of the convertible debentures, an adjustment to the conversion price of the debentures will be made." Therefore, the conversion price of the "Angang Convertible Debentures" will be adjusted from RMB3.3 to RMB3.21 following the distribution of dividends. The new conversion price will be effective from the trading day immediately after the record date for the rights to dividend payment.

By the order of the Board of
Angang New Steel Company Limited

June 16, 2001

Item 12

Full Translation

Amendment Announcement of Angang New Steel Company Limited

Angang New Steel Company Limited published its 2000 Annual Report in the "China Securities" and "Securities Times" and on the website designated by the China Securities Regulatory Commission for uploading annual reports at http://www.cninfo.com.cn. Due to the proofreading omission, a mistake was made in respect of the total number of shareholders as at the end of the year 2000. The information of shareholders stated in the 2000 Annual Report is amended as follows: "The total number of shareholders is 304,213 at the end of the report period, of which 1,002 are the holders of H shares." We hereby apologize to all of our shareholders.

By the order of the Board of
Angang New Steel Company Limited

June 30, 2001

Item 13

Full Translation

Announcement Regarding the Change of Shareholding Structure of Angang New Steel Company Limited

As at June 29, 2001, the convertible debentures of RMB1,460,743,000 which were issued by Angang New Steel Company Limited (the "Angang Convertible Debentures") have been converted into A shares of Angang New Steel Company Limited and 442,688,960 A shares have been issued upon the conversion of convertible debentures. The details are hereby disclosed as follows in accordance with relevant requirements:

Changes of Share Capital (Unit: shares)

	Before the Change	Increase or Decrease (+/-)	After the Change	Percentage of Shareholding
1. State-owned Legal Person Shares	1,319,000,000	0	1,319,000,000	44.69%
2. Listed A Shares	300,000,000	442,688,960	742,688,960	25.16%
3. Listed H Shares	890,000,000	0	890,000,000	30.15%
4. Total Share Capital	2,509,000,000	442,688,960	2,951,688,960	100%

By order of the Board of
Angang New Steel Company Limited

July 4, 2001

Item 14

Full Translation

Announcement of the Resolutions Passed at the 3rd Meeting of the Second Supervisory Committee of Angang New Steel Company Limited

The 3rd Meeting of the Second Supervisory Committee of Angang New Steel Company Limited was held on August 13, 2001 at the Conference Room, Angang Dong Shan Hotel. The Company currently has 3 supervisors, who all attended the meeting. This complied with the relevant requirements of the "Company Law" and the Articles of Association of the Company. The Meeting was chaired by Mr. Qi Cong, the Chairman of the Supervisory Committee. The resolutions set out below were examined and adopted at the Meeting:

1. the 2001 Interim Report of the Company and its summary were approved;

2. the proposed 2001 interim profit distribution plan of the Company was approved. For the six months ended June 30, 2001, the Company had net profits of RMB196,580,000 and RMB197,265,000, respectively, in accordance with the PRC accounting standards and international accounting standards. The Company did not distribute profits in the mid-term of the year 2001, nor did it transfer any of its surplus reserve to the share capital.

By the order of the Supervisory Committee of
Angang New Steel Company Limited

August 13, 2001

Item 15

Full Translation

Announcement of the Resolutions Passed at the 5th Meeting of the Second Board of Directors of Angang New Steel Company Limited

The 5th Meeting of the Second Board of Directors of Angang New Steel Company Limited was held on August 13, 2001 at the Conference Room, Angang Dong Shan Hotel. The Company currently has 13 directors, of which 12 directors were present. This complied with the relevant requirements of the "Company Law" and the Articles of Association of the Company. The Meeting was chaired by Mr. Liu Jie, the Chairman of the Board of Directors. The resolutions set out below were examined and adopted at the Meeting:

1. the 2001 Interim Report of the Company and its summary were approved;

2. the proposed 2001 interim profit distribution plan of the Company was approved. For the six months ended June 30, 2001, the Company had net profits of RMB196,580,000 and RMB197,265,000, respectively, in accordance with the PRC accounting standards and international accounting standards. The Company did not distribute profits in the mid-term of the year 2001, nor did it transfer any of its surplus reserve to the share capital.

By the order of the Board of
Angang New Steel Company Limited

August 13, 2001

Item 17

Full Translation

Announcement regarding the Change of Shareholding Structure of Angang New Steel Company Limited

As at October 7, 2001, the convertible debentures of RMB1,469,823,000 which were issued by Angang New Steel Company Limited (the "Angang Convertible Debentures") have been converted into A shares of Angang New Steel Angang Company Limited and 445,517,558 A shares have been issued upon the conversion of the Angang Convertible Debentures. The details are hereby disclosed as follows in accordance with relevant requirements:

Changes of Share Capital (Unit: shares)

	Before the Change	Increase or Decrease (+/-)	After the Change	Percentage of Shareholding
1. State-owned Legal Person Shares	1,319,000,000	0	1,319,000,000	44.65%
2. Listed A Shares	300,000,000	445,517,558	745,517,558	25.23%
3. Listed H Shares	890,000,000	0	890,000,000	30.12%
4. Total Share Capital	2,509,000,000	445,517,558	2,954,517,558	100%

By the order of the Board of Directors of
Angang New Steel Company Limited

October 9, 2001

Item 18

Summary

Notice of the 2001 Extraordinary General Meeting of Angang New Steel Company Limited

Notice was served to convene an Extraordinary General Meeting of Angang New Steel Company Limited in Liaoning, China on December 31, 2001. The agenda is as follows:

1. Consider and approve the execution of a Supplemental Agreement on the Supply of Materials and Services with Angang Group Holding Company; and

2. Consider and approve the construction of a galvanised steel sheet production line and a color coating steel sheet production line.

The requirements of the attendance of the meeting, attendance registration methods, and other information are set out in the Notice. The Proxy Form of the meeting was attached to the Notice.

By the order of the Board of Directors of
Angang New Steel Company Limited

November 15, 2001

Item 19

Summary

Announcement of the 6th Meeting of the Second Board of Directors of Angang New Steel Company Limited

The 6th Meeting of the Second Board of Directors of Angang New Steel Company Limited was held on November 14, 2001 at the Meeting Room of Angang Dong Shan Hotel. A quorum was present and Liu Jie was elected the Chairman of the meeting.

The following resolutions were resolved:

1. Approved and authorized the General Manager, Yao Lin, to execute the Supplemental Agreement on the Supply of Materials and Services for and on behalf of Angang New Steel Company Limited with Angang Group Holding Limited. The Company entered into the Agreement on the Supply of Materials and Services with Angang Group Holding Company on May 8, 1997 and the Supplemental Supply and Services Agreement on March 20, 1999. On December 28, 2000, Angang Group Holding Company formed Angang New Steel and Iron Company Limited (ANSI) jointly with China Huarong Assets Management Company Limited and China Xinda Assets Management Company Limited. The registered capital of ANSI is RMB1.78 billion, of which 64.37% of the registered capital is held by Angang Group Holding Company, 28% of the registered capital is held by China Huarong and 7.5% of the registered capital is held by China Xinda. The Company then amended the original agreements and entered into the Supplemental Agreement on the Supply of Materials and Services with Angang Group Holding Limited.

The changes in this Agreement are as follows:

(1) ANSI will be one of the contracting parties under the Agreement. ANSI shall supply molten iron, billets, slabs, hot-rolled coils, pipe billets and utilities to the Company. The Company shall supply to ANSI a portion of its products and scrap steel.

(2) Angang Group Holding Company shall continue to supply ancillary materials and various services to the Company. The Company shall supply to Angang Group Holding Company a portion of its products and scrap steel.

(3) Angang Group Holding Company and ANSI shall increase their supply of lime and argon to the Company for the production process in the steel smelting plant.

(4) The Company shall increase the supply of steel materials, billets, and slabs to Angang Group Holding Limited and ANSI.

The basis for the determination of pricing in the May 8, 1997 and the March 20, 1999 agreements were adopted in this Supplemental Agreement .

This Supplemental Agreement shall take effect on the date on which the Independent Shareholders approve this agreement it at a general meeting of the Company.

2. Approval for the construction of a galvanised steel sheet production line and a color coating steel sheet production line. The Company is planning to invest RMB2.64 billion in this project to cater to the high-grade steel products market requirements. In 1992, the consumption of galvanised steel sheets in China was 1,000,000 tons and such consumption reached 2,105,000 tons and 2,919,000 tons in 1998 and 1999, respectively. In recent years, the market share of galvanised steel sheets produced domestically is only approximately 50%. According to market analysis, the demand for galvanised steel sheets in China in 2005 is expected to reach 4,000,000 tons, which shows that there is much scope for market development. Color coating steel sheets have been widely used in industries such as construction, household appliances, office appliances, automobiles, vessels, etc. The market demand for color coating steel sheets is growing strongly in China. Currently, the domestic demand for color coating steel sheets is approximately 500,000 tons to 600,000 tons. According to market analysis, the demand is expected to reach 1,000,000 tons to 1,400,000 tons in 2005. The development of color coating steel sheets production is encouraged by the State. The key construction includes a galvanised steel sheet production line with an annual production capacity of 800,000 tons, a color coating steel sheet production line with an annual production capacity of 150,000 tons, and other related public utilities. The products will be mainly used in the construction industry, tourism industry, household appliances industry and automobile industry.

The total investment of this project is RMB2.64 billion. The main sources of funding are expected to be bank loans and existing funds of the Company. This project has been submitted to the State Council for approval and will be implemented upon approval in the general meeting.

3. Approval of the resignation of Ho Ying from the Company as an independent non-executive director.

By the order of the Board of Directors of
Angang New Steel Company Limited

November 15, 2001

Item 20

Full Translation

Announcement Regarding Cessation of Trading of Convertible Debentures of Angang New Steel Company Limited

The A Share convertible debentures of Angang New Steel Company Limited ("Angang Convertible Debentures") at the closing of trading on November 21, 2001 was RMB29,878,000. Pursuant to the Administration of Convertible Company Debentures Tentative Procedures and relevant conditions in the Promotion Explanatory Guidelines on A Shares Convertible Debentures of Angang New Steel Company Limited, the Company is required to issue an immediate announcement in the event that the amount of unconverted Angang Convertible Debentures falls below RMB30 Million. The Angang Convertible Debentures shall stop trading three trading days thereafter. Angang Convertible Debentures shall stop trading on November 26, 2001. Debentures holders may apply to convert their Angang Convertible Debentures according to the prescribed conditions after the cessation of trading but before the conversion period ends.

Angang New Steel Company Limited

November 23, 2001

Item 21

Full Translation

Supplementary Announcement Regarding Cessation of Trading of the Convertible Debentures of Angang New Steel Company Limited

The A Share Convertible Debentures of Angang New Steel Company Limited ("Angang Convertible Debentures") shall cease trading after November 26, 2001. Trading may be conducted on 26th November, 2001 but shall cease on 27th November, 2001. Debenture holders may apply to convert their Angang Convertible Debenture according to the prescribed conditions after the cessation of trading but before the conversion period ends. The conversion period is between September 14, 2000 and March 13, 2005.

Angang New Steel Company Limited

November 24, 2001

Item 24

Summary

Legal Opinion issued by King & Wood of Beijing City Regarding the 2001 Extraordinary General Meeting of Angang New Steel Company Limited

To: Angang New Steel Company Limited

In accordance with the "Securities Law of the People's Republic of China", the "Company Law of the People's Republic of China" and the "Opinions on Standardization of General Meetings of Listed Companies (2000 revised version)" issued by the China Securities Regulatory Commission, King & Wood of Beijing City ("King & Wood") accepts your invitation to send lawyers to attend the 2001 Extraordinary General Meeting of Angang New Steel Company Limited (the "Company") and witness the relevant events at the Meeting.

In order to issue this legal opinion, King & Wood has examined and reviewed the following documents provided by the Company, including but without limitation:

1. the Articles of Association;
2. the resolutions adopted at the 6th Meeting of the Second Board of Directors of the Company;
3. the minutes of the 6th Meeting of the Second Board of Directors of the Company;
4. the announcement of the resolutions passed at the 6th Meeting of the Second Board of Directors and the announcement of the notice of the 2001 Extraordinary General Meeting which were published in the "China Securities News (中国证券报)" and the "Securities Times (证券时报)" on November 15, 2001;
5. the circular regarding the 2001 Extraordinary General Meeting which was published in the "Hong Kong Economic Times" and the "Hong Kong imail" on November 15, 2001;
6. the register showing the attendance of shareholders at the 2001 Extraordinary General Meeting of the Company and related documents; and
7. documents regarding the 2001 Extraordinary General Meeting of the Company.

Pursuant to Article 13 of the "Securities Law", King & Wood hereby renders the following opinions regarding the relevant legal issues in relation to the calling and holding of the 2001 Extraordinary General Meeting:

I. Procedures for calling and holding the Meeting

The procedures for calling and holding the Meeting complied with applicable legal requirements.

II. Qualifications of the persons attending the 2001 Extraordinary General Meeting

The qualification of the persons attending the Meeting complied with the requirements as provided by laws and regulations and the articles of association of the Company. The quorum as required by laws and regulations and the articles of association of the Company was present.

III. Qualifications of the shareholders proposing resolutions at the 2001 Extraordinary General Meeting

The Meeting discussed the proposal submitted by the Board. No shareholder raised any new proposal.

IV. Polling procedures of this Meeting

Polling procedures and polling results complied with the articles of association of the Company and regulations. The polling result is legal and valid.

V. King & Wood believes that the relevant issues in relation to the calling and holding of the Meeting and the polling procedures are legal and valid.

King & Wood
December 31, 2001

Tel:86 10 65612299
Fax:86 10 65610830 65610840
E-mail:kingwoodbj@kingandwood.com

Angang New Steel Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement

The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") wishes to announce that the Company and Thyssen Krupp Stahl AG ("Thyssen") have entered into a joint venture agreement (the "Joint Venture Agreement") and a technology transfer agreement (the "Technology Transfer Agreement") and have subscribed to the Articles of Association of ANSC-TKS Galvanizing Co., Ltd. (the "Joint Venture Company") on 9 January 2002. The Company and Thyssen had previously entered into an initial joint venture agreement (the "Initial Joint Venture Agreement") on 8 February 2001 (as disclosed in the announcement of the Company dated 8 February 2001 (the "Announcement")). The contents of the Initial Joint Venture Agreement are substantially the same as those in the Joint Venture Agreement. The major terms of the Joint Venture Agreement have already been disclosed in the Announcement. The Company and Thyssen have made certain amendments to the Initial Joint Venture Agreement but no material change has been made.

The Company, Thyssen and Bank of China have entered into an agreement (the "Banking Agreement") on 9 January 2002 whereby the Company and Thyssen agreed to appoint Bank of China as the lead or sole bank to provide the necessary financing for the Joint Venture Company to undertake its projects.

The Board wishes to announce that the Company and Thyssen have entered into the Joint Venture Agreement and the Technology Transfer Agreement and have subscribed to the Articles of Association of the Joint Venture Company on 9 January 2002. The Company and Thyssen had entered into the Initial Joint Venture Agreement on 8 February 2001 (as disclosed in the Announcement). The contents of the Initial Joint Venture Agreement are substantially the same as those in the Joint Venture Agreement. The major terms of the Joint Venture Agreement have already been disclosed in the Announcement. The Company and Thyssen have made certain amendments to the Initial Joint Venture Agreement but no material change has been made. Such amendments include the addition of the English and Chinese names of the Joint Venture Company and change in the details of the legal representative of Thyssen.

The Initial Joint Venture Agreement had been entered into by the parties thereto for the purpose of seeking preliminary approvals from various PRC authorities, which have now been obtained. The Joint Venture Agreement and the Technology Transfer Agreement entered into by the parties thereto will be submitted to the Ministry of Foreign Trade and Economic Cooperation for approval.

The Company, Thyssen and Bank of China entered into the Banking Agreement on 9 January 2002 whereby the Company and Thyssen agreed to appoint Bank of China as the lead or sole bank to provide the necessary financing for approximately RMB1 billion (approximately HK935 million) for the Joint Venture Company to undertake its projects. Pursuant to the Banking

Agreement, Bank of China will provide, by forming a syndicate of lenders or by itself, the aforementioned financing in the form of limited recourse finance. No guarantee will be provided by the Company and Thyssen in respect of the aforementioned finance granted to the Joint Venture Company. A separate financing agreement is expected to be entered into between the Joint Venture Company and Bank of China upon the establishment of the Joint Venture Company.

The above transactions are not notifiable transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Thyssen is an independent third party not connected with the promoters, directors, supervisors, chief executive, substantial shareholder of the Company or any of its subsidiaries or any of their respective associates.

This announcement is made in compliance with the simultaneous dissemination of information requirement under paragraph 2 (2) of the Listing Agreement. The Company's A shares are listed on the Shenzhen Stock Exchange, and it has been requested by the Shenzhen Stock Exchange to make an announcement similar to this announcement.

By order of the Board
Fu Jihui
Company Secretary

Anshan City
Liaoning Province, the PRC
15 January 2002

Note: Unless otherwise specified, conversion of HK$ into RMB is based on the exchange rate of HK$1.00 = RMB1.07.

Please also refert to the published version of this announcement in Hong Kong I-Mail/Hong Kong Economic Times

Angang New Steel Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement

Further to the announcement of the Company dated January 15, 2002 (the "Announcement"), the board of directors (the "Board") is pleased to announce that on February 1, 2002, the Ministry of Foreign Trade and Economic Cooperation granted an approval for the establishment of the Joint Venture Company.

The Board refers to the Joint Venture Agreement and the Technology Transfer Agreement entered into between the Company and Thyssen and the articles of association of the Joint Venture Company subscribed to by the Company and Thyssen on January 9, 2002. Terms used in this announcement shall have the same meanings as defined in the Announcement.

The Board is pleased to announce that on February 1, 2002, the Ministry of Foreign Trade and Economic Cooperation approved the Joint Venture Agreement, the Technology Transfer Agreement, the articles of association of the Joint Venture Company and the establishment of the Joint Venture Company. The Company and Thyssen will proceed to register the Joint Venture Company with the relevant authorities in accordance with the laws of the People's Republic of China.

By order of the Board
Fu Ji Hui
Company Secretary

Anshan City
Liaoning Province
The People's Republic of China
February 5, 2002

Please also refert to the published version of this announcement in Hong Kong I-Mail/Hong Kong Economic Times

(iii) The amounts represent the different treatment on transaction costs and discount on convertible debentures between the IAS and PRC financial statements.

(iv) Deferred tax is provided on the IAS adjustments at the tax rate of 33%.

Angang New Steel Company Limited

25 March 2002

(4)

ANGANG NEW STEEL COMPANY LIMITED
Notice of Annual General meeting

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting of the Company will be held at Conference Room on 3/F, Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China at 9:00 a.m. on 15 May 2002 for the purpose of considering and, if thought fit, passing the following resolutions:

1. to consider and approve the 2001 report of the board of directors of the Company;

2. to consider and approve the 2001 report of the supervisory committee of the Company;

3. to consider and approve the audited financial statements of the Company as at 31 December 2001;

4. to consider and approve the proposed profit distribution plan of the Company for 2001;

5. to determine the remuneration of the directors and the supervisors of the Company for 2001;

6. to consider and approve the appointment of KPMG (Certified Public Accountants in Hong Kong) and KPMG Peat Marwick Huazhen (Registered Accountants in the People's Republic of China (excluding Hong Kong)) as the Company's international and domestic auditors, respectively, for 2002, to hold office until the conclusion of the 2002 Annual General Meeting, and to authorise the board of directors of the Company to determine their remuneration;

7. to consider and approve the Resolution in Relation to the Amendments to Relevant Terms of the Articles of Association of the Company;

8. to consider and approve the Rules of Proceedings of General Meetings; and

9. to consider and approve the Resolution in Relation to the Establishment of Committees under the Board of Directors.

By order of the Board
Fu Ji Hui
Company Secretary

Liaoning Province, the PRC
25 March 2002
Registered Office:
No. 396, Nan Zhong Hua Lu,
Anshan City, Liaoning Province
The People's Republic of China

Notes:

(A) Holders of the Company's H shares whose names appear on the register of members of the Company at the close of business on 15 April 2002 are entitled at attend the Annual General Meeting with their passports or other identity papers.

(B) The register of members of the Company will be closed from 16 April 2002 to 15 May 2002, both days inclusive, during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are shareholders or not, to attend and vote on his behalf at the Annual General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll in respect of the shares actually held.

(E) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's registrar, HKSCC Registrars Limited of 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F) Shareholders intending to attend the Annual General Meeting should return the reply slip (which will be despatched to the shareholders with the Company's 2001 annual report) to the Secretary's Office of the Company before 24 April 2002 personally or by mail, facsimile or cable. Failure to return the reply slip will not affect shareholders' rights to attend in person.

(G) Pursuant to the Standard Opinion In respect of the General Meeting of Listed

Companies and Guided Opinion Regarding Establishment of Independent Director System in Listed Companies promulgated and implemented by the China Securities Regulatory Commission, the Company intends to make the following amendments to the Articles of Association, of which 21 are newly added articles and 7 are amended articles.

I. Newly added articles:

1. New Article 59: Annual general meeting or any general meeting convened upon the request of shareholders, or supervisory committee shall not adopt resolutions by way of circulating written resolutions. Extraordinary general meeting may not adopt resolutions by way of circulating written resolutions when considering and approving the following matters:

    (1) Increase or reduction of registered capital of the Company;

    (2) Issuance of the Company's debenture;

    (3) Division, merger, dissolution and liquidation of the Company;

    (4) Amendment to the Articles of Association of the Company;

    (5) Profit distribution plan and loss compensation plan;

    (6) Appointment and removal of directors and supervisors;

    (7) Change on use of proceeds;

    (8) Connected transaction which is subject to approval by shareholders at general meeting;

    (9) Acquisition or disposal of asset which is subject to approval by shareholders at general meeting;

    (10) Change of accountants' firm.

2. New Article 62: With respect to tentative motions of annual general meeting, the Board of Directors shall review the aforesaid motions according to the following principles:

(1) Related party matters

The Board of Directors shall review any tentative motions proposed by shareholders. The resolutions which are directly related to the Company and do not contravene the laws, regulations nor exceed the scope of functions of general meetings as required by the Articles of Association of the Company shall be proposed at general meetings for discussion. The motions which do not comply with the aforesaid requirements shall not be proposed at general meetings for discussion. In the event that the Board of Directors determines not to take any motions proposed by shareholders to general meetings for

voting, the Board of Directors shall explain and state the reasons therefor at such meeting.

(2) Procedural matters

The Board of Directors may make a decision in respect of procedural matters proposed by a motion of shareholders. If the motion is to be decided by voting separately or jointly, the consent from the shareholder proposing the motion shall be obtained. If the shareholder proposing the motion does not consent to the change, the Chairman of the general meeting may seek a decision at the general meeting concerning procedural matter, and there will be discussions according to procedures decided at the general meeting.

3. New Article 85: When considering related party transactions at the general meeting, the related shareholders shall not participate in voting and their shares carrying voting right shall not be counted in the total number of valid votes. Announcement regarding resolution passed at general meeting shall fully disclose the details in respect of non- related shareholders' votes. In the event of exceptional circumstances under which the related shareholders cannot abstain from voting, after obtaining consent from the related departments and the Stock Exchange of Hong Kong, voting may be carried out according to the normal procedures, and detailed explanation shall be given in the announcement regarding resolutions passed at the general meeting.

4. New Article 97: The Company shall establish an Independent Director System. An Independent Director refers to a director who does not act in other capacities in the Company other than director, nor there any relationship between the Company and its substantial shareholders which may affect the director in making objective judgements.

5. New Article 98: The Board of Directors shall appoint Independent Director according to the relevant provisions. Unless otherwise stated, the contents of the first section of these Articles of Association are applicable to Independent Director.

6. New Article 99: An independent director shall meet the following basic requirements:

(1) Possess the qualifications as a director of a listed company according to the laws, administrative regulations and other related regulations;

(2) Have the independency as stipulated in Article 100 of the Articles of Association.

(3) Have the basic knowledge in respect of the operations of listed companies, familiarize with the relevant laws, administrative regulations, rules and regulations.

(4) Possess more than 5 years' working experience in practising law, finance or the other experiences necessary for discharging the duties as an independent

director.

Other requirements as specified by these Articles of Association.

7. New Article 100: An independent director shall have his own independency. The following persons shall not act as an independent director:

(1) any employees of the Company or its subsidiaries and his/her spouse, parents, children, brothers, sisters, parents-in-law, sons/daughters-in-law, spouses of brothers and sisters, brothers and sisters of spouse;

(2) natural persons holding, directly or indirectly, 1% or above of the shares of the Company in issue or being a top 10 shareholder of the Company and his/her spouse, parents or children;

(3) employee of a shareholder which directly or indirectly holds 5% or above of issued shares or employee of the top 5 shareholders unit and his/her spouse, parents, children;

(4) any person who satisfy any of the above 3 situations during the most recent year;

(5) any person who provides financial, legal, consultation services for the Company or its subsidiaries or an employee who works for the related companies;

(6) any person specified by the Articles of Association;

(7) any person who is specified by the China Securities Regulatory Commission.

8. New Article 101: The Company's Board of Directors, Supervisory Committee, shareholder, individually or jointly, holding more than 1% of the issued shares of the Company may nominate a candidate for independent director and a decision by voting will be made at the General Meeting.

9. New Article 102: The nominator of an independent director shall obtain the consent of the nominee before nomination. The nominator shall fully understand the nominee's profession, educational level, job title, detailed working experience, all part-time job details, and shall give an opinion regarding the nominee's qualifications and independence in acting as independent director. The nominee shall make an announcement, expressedly stating that there is no relationship between the Company and himself which may affect him in making independent and objective judgments.

Before the general meeting for election of independent directors, the Board of Directors shall make an announcement in respect of the aforesaid in accordance with the regulations.

10. New Article 103: Before the general meeting is convened to elect an independent director, the Company shall submit the particulars of all nominees

to the China Securities Regulatory Commission, its Shenyang Securities Administrative Office and the Shenzhen Stock Exchange. The Board of Directors which holds a dissenting view in respect of the nominees shall concurrently submit their written opinion.

A nominee, against whom a dissenting view is expressed by the China Securities Regularory Commission, may act as a candidate for director of the Company, but not a condidate for independent director. During the election of the independent director at the general meeting, the Board of Directors shall explain whether the candidate for independent director has received a dissenting view from the China Securities Regularory Commission or the Stock Exchange of Hong Kong.

11. New Article 104: The term of an independent director is the same as that of any other directors. An independent director who is re-elected may serve for another term not exceeding 6 years if he/she is re-elected after his/her term of office expires.

12. New Article 105: The Board of Directors shall propose to the general meeting to dismiss an independent director who consecutively fails to attend the Board meeting in person for 3 times. Except for the situations which prohibit anyone from serving as directors or indpendent director as provided by the aforesaid Company Law and these Articles of Association, an independent director cannot be removed without stating a reason therefor before expiration of his term. The Company shall disclose the early removal of an independent director as a special disclosable matter. The independent director who believes his removal unjustifiable may make a public statement in relation thereto.

13. New Article 106: An independent director may resign before expiration of his term. An independent director shall submit his resignation report in writing to the Board of Directors explaining the details regading his/her resignation in his /her opinion or anything that the shareholders and the debtors of the Company should pay attention to.

If the resignation of the independent director results in the ratio of independent directors against the total number of directors in the Board dropping to less than one-third, the resignation report shall become effective only when the next independent director has filled his position.

14. New Article 107: Apart from the powers vested by the Company Law and other related laws, regulations and these Articles of Association, an independent director shall be vested with the following special powers and duties:

(1) Any connected transaction entered into between the Company and any connected persons, the aggregate consideration for which is more than RMB 3 million or more than 5% of the latest audited net asset or reachs HKD10 million or exceeds 3% of the net tangible asset of the Company as disclosed in the latest published audited accounts or consolidated accounts (if applicable), whichever is higher, subject to confirmation by the independent directors, shall

be submitted to the Board of Directors for discussion. Before the independent directors make a judgment, they can appoint intermediaries to issue an independent financial report as the basis for their judgment;

(2) propose to the Board of Directors for the appointment or dismissal of an accountants' firm;

(3) propose to the Board of Directors for convening an extraordinary general meeting;

(4) propose to convene the Board Meeting;

(5) appoint an external auditing firm or consultancy firm independently;

(6) collect the voting rights from shareholders before the general meeting is convened.

An independent director shall obtain at least half of the consent of all independent directors when he exercises the above powers. Should the above proposal not be adopted or the above powers cannot be exercised normally, the Company shall disclose the above matters.

15. New Article 108: Apart from performing the aforesaid duties, an independent director shall provide an independent view to the Board of Directors or at general meeting in respect of the following matters:

(1) Nomination, appointment and dismissal of directors;

(2) Employment or dismissal of senior management personnel;

(3) remuneration of directors and senior management personnel;

(4) any existing or new loan or other financial transaction by the Company shareholders, de facto controlling person and related enterprises which is more than RMB 3 million or more than 5% of the latest audited net asset of the Company or reaching HKD10 million or 3% of the net tangible asset as disclosed in the latest published audited accounts or consolidated accounts (if applicable), whichever is higher and whether the company has adopted effective measures to recover the debt;

(5) Matters which an Independent Director deems detrimental to the benefits of medium and small shareholders;

(6) Other matters stipulated by the Company's Articles of Association.

An Independent Director shall give one of the following opinions in respect of the aforesaid matters - Consent; qualified opinion and reason; objection views and its reason; inability of giving an opinion and its difficulties.

If the matter shall be disclosed necessarily, the Company shall announce the

Independent Director's opinion. Where there are dissenting opinions among the Independent Directors resulting in lack of unanimity, the Board of Directors shall disclose all Independent Directors' opinions separately.

16. New Article 109: To safeguard the Independent Director to exercise his powers effectively, the Company shall provide an Independent Director with essential conditions.

(1) The Company shall guarantee the Independent Director have the same right to know the facts as other Directors. The Company shall inform the Independent Director of matters which are decided by the Board of Directors before the statutory time and provide enough information simultaneously. Should an Independent Director regard the information provided is not enough, he may request supplementary information. Whenever 2 or more than 2 Independent Directors regard the information provided is insufficient or the evidence is not explicit, they can jointly request the Board of Directors in writing to postpone the Board Meeting or postpone considering that matter and the Board of Directors shall accept accordingly. The Company shall provide the essential conditions to enable the Independent Director to carry out his duties. The Secretary of the Board of Directors shall positively provide assistance to enable the Independent Director to carry out his duties; the Secretary of the Board of Directors shall arrange announcements with the securities exchange timely if any independent opinion, proposal and written explanation issued by the Independent Director shall be announced.

(2) When an Independent Director exercises his powers, relevant staff of the Company shall positively co-ordinate, shall not refuse, obstruct or cover up, shall not interfere his independent right to exercise his powers.

(3) Expenses shall be borne by the Company in respect of employment of an intermediary organization by an Independent Director or an Independent Director's exercising his powers.

(4) The Company shall give appropriate subsidies to the Independent Director and disclose them in the Company's Annual Report.

(5) Apart from the above subsidies, an Independent Director shall not obtain extra and undisclosed benefits from the Company and its major shareholders or organizations or people with a conflict of interest.

17. New Article 110: an Independent Director has a fiduciary and diligent obligation to the Company and all shareholders.

18. New Article 111: According to relevant laws, regulations, standard documents and the requirements of these Articles of Association, an independent director shall perform his duties seriously, uphold the overall interests of the Company and, in particular, prevent the benefit of the medium and minority shareholders from damaged.

19. New Article 112: An independent director shall carry out his duties

independently without being affected by the majority shareholders of the Company., de facto controller or unit or individual with a conflict of interest with the Company.

20. New Article 173: Equipped with auditing staff, the Company practices internal auditing system by supervising and auditing the Company's incomes and expenses, as well as its economic activities.

21. New Article 174: The internal auditing system and the duties of the auditing staff shall be implemented after the approval of the Board of Directors. The Officer-in-charge of the auditing team shall be responsible to the Board of Directors and report the work accordingly.

II. Amended articles (other articles are renumbered correspondingly due to the newly added articles)

1. Original Articles 60: Shareholders holding five per cent. or more (including 5%) of the voting rights of the Company are entitled to propose to the Company in writing new resolutions to be considered at an annual general meeting and the Company shall include any proposed resolutions which are within the powers of a general meeting in the agenda for that meeting. Article 61 is hereby amended as follows: Shareholders severally and jointly holding five per cent. or more of the voting rights of the Company or the Supervisory Committee are entitled to propose to the Company in writing tentative motions.

   Any tentative motion which is not included in the notice convening board of directors' meeting as a new matter and falls into the category as set out in Article 59, the person proposing such motion shall submit the same to the Board of Directors 10 days prior to the holding of the general meeting for announcement by the Board of Directors after it has reviewed the same.

2. Original Article 97: Meetings of the board of directors are required to be held at least twice every year. board of directors' meetings shall be convened by the Chairman and notices of board of directors' meetings are required to be given to all the directors 10 days before the date of the meetings. In the event of emergency matters, an extraordinary board of directors' meeting may be proposed by more than one-third of the directors or by the general manager of the Company. Article 116 is hereby amended as follows : Meetings of the board of directors are required to be held at least twice every year. board of directors' meetings shall be convened by the Chairman by service of notices to all the directors 10 days before the date of the meetings.

   An extraordinary board of directors' meeting may be convened under any of the circumstances set out below:

(1) when the Chairman deems necessary;

(2) when jointly proposed by more than one-third of the Directors;

(3) when proposed by the Supervisory Committee;

(4) when proposed by the General Manager;

(5) when proposed by an Independent Director.

3. Original Article 105: The Company has set up the post of Secretary to the Board of Directors. Secretary to the Board of Directors is a senior management personnel of the Company. Article 124 is hereby amended as follows: The Company has set up the post of Secretary to the Board of Directors. The Secretary to Board of Directors is a senior management personnel of the Company and is accountable to the Board of Directors.

4. Original Article 116: Meeting of the Supervisory Committee is required to be held at least once every year. The meeting shall be convened by the Chairman of the Supervisory Committee. Article 135 is hereby amended as follows: Meeting of the Supervisory Committee is required to be held at least once every year. The meeting shall be convened by the Chairman of the Supervisory Committee. If the Chairman of the Supervisory Committee fails to perform his duties, he shall appoint a Supervisor to perform the duties on his behalf.

   The Supervisor who fails to attend the Supervisory Meeting in person for two consecutive times shall be deemed as failing to carry out his duties and shall be removed at the general meeting or staff representative meeting.

5. Original Article 117 (5): proposed to convene an extrordinary general meeting. Article 136(5) is hereby amended as follows: proposed to convene an extraordinary general meeting and a Board of Directors' Meeting.

6. Original Article 145: The Company shall announce its financial report twice during each accounting year, i.e. the interim financial report published according to these Articles of Association within 60 days after the first six months of an accounting year, and the annual financial report published within 120 days after the end of accounting year. Article 163 is hereby amended as follows: The Company shall announce the financial report quarterly during an accounting year, i.e. the quarterly financial report published within 30 days after the first three months and nine months respectively and the interim financial report published within 60 days after the first six months of an accounting year and the annual financial report published within 120 days after the end of an accounting year.

7. Original Article 146: Apart from the Company's statutory accounting books, no other accounting books shall be kept. Article 164 is hereby amended as follows: Apart from the Company's statutory accounting books, no other accounting books shall be kept. The Company's assets shall not be deposited in any account under the name of any other persons.

(H) The Rules of Procedures at general meeting are formulated according to the laws and regulations such as the Company Law of the PRC, the Securities

Law of the PRC and the Standard Opinions In Respect Of The General Meeting Of Listed Companies and the provisions of the Articles of Association of the Company. The main contents are as follows:

1. General Provisions

2. Conditions in respect of convening general meetings

3. The convening of general meetings

4. The content of discussion and proposal of the general meetings

5. The rules of procedures and the right to speak at the general meetings

6. The resolutions of general meetings

7. Special procedures for voting at class general meetings

8. Keeping of minutes of the general meetings

9. The implementation of resolutions passed at the general meeting and disclosure of information.

10. Bye-laws

The full set of paper for discussion in respect of the Rules of Procedures at General Meetings will be presented to the shareholders for consideration at the time when the Shareholders' Meeting was convened

(I) It is expected that the general meeting will last for half a day. The expenses for travelling and accomodation shall be borne by the shareholders.

(J) The address of the Secretarial Office:

No. 396 Nan Zhong Hua Road
An Shan City
Liaoning Province
Peoples' Republic of China
Post Code: 114003
Tel: 0412-633 4292
Fax: 0412-672 7772

Angang New Steel Company Limited
Board of Directors
25 March 2002

ANNOUNCEMENT REGARDING RESOLUTION PASSED AT THE EIGHTH MEETING

of the Second Board of Directors

Angang New Steel Company Limited held its eighth meeting of the second Board of Directors at the Conference Room of Angang Dong Shan Hotel on 25 March 2002. There were 12 eligible directors who should attend the meeting and all of the 12 directors actually attended the meeting. It has complied with the relevant provisions of the Company Law and the Articles of Association of the Company. Mr. Liu Jie, Chairman of the board, acted as the Chairman of the meeting, at which the following resolutions were discussed and passed:

1. the working report of the board of directors for 2001 was passed;

2. the annual report and its summary for 2001 was approved;

3. the audited financial statements for 2001 was approved;

4. the Profit distribution Plan for 2001 was approved. The Company recorded a net profit of Rmb403,743,000 calculated under the PRC Accounting Standards and Rmb366,481,000 calculated under International Accounting Standards. In accordance with relevant laws and regulations, the Company transferred Rmb41,032,000 to each of the statutory surplus reserve and the statutory public welfare fund under the PRC Accounting Standards. Profit distributable to shareholders for the year was Rmb1,045,713,000 (inclusive of the undistributed profit of Rmb724,034,000 at the beginning of the year). The Board of Directors recommends the payment of a final dividend of Rmb0.8 in cash for ten shares held (of which the payment for public shares is tax inclusive). Dividends for domestic shares will be paid in Renminbi whereas dividends for foreign shares will be paid in Hong Kong dollars. The applicable exchange rate is the average exchange rate of converting Renminbi into Hong Kong dollars as quoted by the Bank of China for the week immediately preceding the holding of the General Meeting, i.e. 15 May 2002.

   The Company intends to carry out a profit distribution after the completion of financial budget for the year 2002. The percentage of the net profit for 2002 which will be used for dividend distribution will be not less than 40%. The main method of paying dividend will be in cash. The above-mentioned distribution plan, after taking into account of the actual circumstances, will be proposed to the General Meeting by the Board of Directors for approval. The Board of Directors of the Company reserves the right to adjust the distribution plan in accordance with the Company's development and the profits of the past years.

5. the resolution regarding remuneration for the directors and supervisors for 2001 was passed;

6. the appointment of Ma Lian Yong as Chief Accountant of the Company was

approved;

7. the appointment of KPMG Peat Marwick Huazhen and KPMG as the Company's accountants for 2002 was approved, and the board of directors was authorised to determine their remuneration;

8. the resolution regarding amendments to the Articles of Association of the Company was considered and passed;

9. the Rules of Procedures of General Meetings were considered and passed;

10. the Rules of Procedures of Board of Directors' Meetings were considered and passed;

11. Resolution regarding the setting up of four special committees under the Board of Directors, namely, the Strategy Committee, the Audit Committee, the Nomination Committee and the Remuneration and Assessment Committee under the Board of Directors was considered and passed.

Appendix: Biography of Mr. Ma Lian Yong

Ma Lian Yong, Male, Han Zu, aged 40, and graduated from Northeast University with a Master's degree and is a senior accountant. Mr. Ma joined Angang in 1984. He has held various positions including Deputy Head of Cost Division of the Accounting Department of Angang Construction Company, Deputy Chief Accountant and Chief Accountant of Comprehensive Construction Installation Company of Angang Construction Company, Chief Accountant of Angang Yinzuo Company Limited, Deputy Head of Capital Division of the Accounting Department of Angang and Deputy Manger of the Accounting Department of Angang New Steel and Iron Company. Mr. Ma has been the Company's Deputy Chief Accountant and Manager of the Accounting Department since November 2000.

Angang New Steel Company Limited
Board of Directors

25 March 2002

ANNOUNCEMENT REGARDING RESOLUTION PASSED AT THE FOURTH MEETING OF THE SECOND SUPERVISORY COMMITTEE

Angang New Steel Company Limited held its fourth meeting of the second Supervisory Committee at the Conference Room of Angang Dong Shan Hotel on 25 March 2002. There were 3 eligible supervisors who should attend the meeting and all of the 3 directors actually attended the meeting. It has complied with the relevant provisions of the Company Law and the Articles of Association of the Company. Mr. Qi Cong, Chairman of the Supervisory Committee, acted as the Chairman of the meeting, at which the following resolutions were considered and approved:

1. the Report of the Supervisory Committee for 2001;

2. the Rules of Procedures of Supervisory Committee's Meetings.

Angang New Steel Company Limited
Supervisory Committee
25 March 2002

Please also refer to the published version of this announcement in Hong Kong iMail / Hong Kong Economic Times.

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST quarterly Report for 2002

Important: The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") confirms that there are no false representation or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. The report is published simultaneously in the People's Republic of China (the "PRC") and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC accounting standards. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement.

The financial report of the Company for the first quarter has not been audited.

I. COMPANY PROFILE

1.	Legal Name of the Company:		
	In Chinese	:	鞍鋼新軋鋼?份有限公司
	Abbreviated Name	:	鞍鋼新軋
	In English	:	ANGANG NEW STEEL COMPANY LIMITED
2.	Registered Address of the Company	:	396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China (the "PRC")
	Business Address	:	396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC
	Postal Code	:	114003
	Website Address	:	http://www.ansc.com.cn
	E-mail Address:	:	info@ansc.com.cn

3. Legal Representative of the Company : Mr. Liu Jie

4. Company Secretary : Mr. Fu Jihui
Contact Number : 0412-6326603
Fax Number : 0412-6727772
E-mail Address : info@ansc.com.cn
Contact Address : 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC

Security Affairs Representatives : Mr. Jin Yimin/Mr. Chen Qishuang
Telephone Number : 0412-6334292, 6721346
Fax Number : 0412-6727772
E-mail Address: : info@ansc.com.cn
Company Address : 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC

5. Newspapers Designated by the Company for Information Disclosure in the PRC : China Securities Daily, Securities Times
Newspapers Designated by the Company for Information Disclosure overseas : Hong Kong Economic Times, Hong Kong iMail

Website Designated by the China Securities Regulatory Commission for publishing of results : http://www.cninfo.com.cn
Company's Annual Report available at : the Secretarial office of the Board
396 Nan Zhong Hua Lu, Anshan City

6. Stock Exchange Listings : A Shares: Shenzhen Stock Exchange
H Shares: The Stock Exchange of Hong Kong Limited

Abbreviations for the Company's shares and Stock Codes : A Shares: 鞍鋼新軋 000898
H Shares: Angang New Steel 0347

Abbreviation for the Company's convertible debentures and code : 鞍鋼轉債 125898

II. MOVEMENT IN SHARE CAPITAL

As at 31st March, 2002, the equity structure of the Company was as follows:

Unit: share

	Opening balance	Change for the period (+,-)					Closing balance
		Share placing	Bonus shares	Surplus reserve converted to shares	Others (Conversion of convertible debentures)	Sub-total	
I. Unlisted shares							

	1. Promoter shares	1,319,000,000					1,319,000,000
	Of which : Domestic legal person owned shares	1,319,000,000					1,319,000,000
	Total unlisted shares	1,319,000,000					1,319,000,000
II.	Listed shares						
	1. Renminbi ordinary shares	748,935,149			506,480	506,480	749,441,629
	2. Overseas-listed foreign invested shares	890,000,000					890,000,000
	Total listed shares	1,638,935,149			506,480	506,480	1,639,441,629
III.	Total number of shares	2,957,935,149			506,480	506,480	2,958,441,629

III REVIEW AND OUTLOOK OF OPERATIONS

(i) Company's operations during the period and significant industry changes

During the first quarter, the Company focused on its operation targets, strengthened its production management system, developed new markets for its products, introduced key technical quality indicators and strove to develop new products. In the first quarter, the Company produced 618,200 tonnes of steel, representing an increase of 24.76% over the equivalent period last year; 1,083,300 tonnes of steel products, representing an increase of 17.15% over the equivalent period last year; sale of steel products was 1,040,400 tonnes, representing an increase of 11.39% over the equivalent period last year. The price of steel products fell 6.85% from the same period last year.

Over the next quarter, the Company aims to increase its economic return through opening new markets, strengthening its production arrangements, increasing its economies of scale, building up its market share, implementing strict budget controls and readjusting its product makeups.

On 20th March 2002, the United States of America (the "US") officially implemented "Regulation 201" to limit its import of steel products. The regulation imposes import quotas for 3 years or import tariffs of between 8%-30% on the imports to the US of major steel categories including steel products and long plates. The Company's exports of steel products to the US account for only a small proportion of its total sales volume and should not have a significant effect on the Company's operations. For example, in 2001, the company exported a total of 106,000 tonnes of steel products, of which approximately 33% was exported to the US. This, however, accounted for only 0.9% of the Company's total sales volume in 2001. In the first quarter of 2002, exports amounted to 11,700 tonnes and accounted for 1.12% of total sales volume. None of the exported steel products was destined for the US.

On 23rd March, 2002, the Ministry of Foreign Trade and Economic Cooperation formally announced that, pursuant to the Anti-dumping Regulations of the People's Republic of China, from that day onwards the PRC shall initiate anti-dumping investigations into imported cold-rolled steel plates produced in Russia, Korea, Uzbekistan, the Ukraine and Taiwan, China. Since cold-rolled steel plate is one of the Company's main products accounting for 30.13% of the Company's volume of steel products for the first quarter of 2002 and the Company is currently

undergoing an expansion of its cold-rolled steel plant to increase future output, the investigations into dumping activities relating to cold-rolled steel plates against the above should have a positive effect on the Company's operations going forward.

(ii) Principal investments

Among the projects financed by the listing proceeds, the Company's proposed investment in a galvanised steel plate production line with Thyssen Stahl AG has not progressed according to the Company's plan. The main reason is due to the restructuring of Thyseen Stahl AG and Krupp Stahl AG which has led to more obstacles and time spent on negotiations between the two parties than originally anticipated. Furthermore, approval from senior management has taken longer than expected to obtain. On 8th February, 2002, the Company registered and set up ANSC - TKS Galvanizing Co., Ltd. together with Thyssen Stahl AG. The registered capital of the aforementioned company was US$60 million, with each party holding 50%. The project has commenced, with basic construction work already started with the installation of the plant's steel structure. The first shipment of equipment from overseas arrived in March and tests on the heat loading of the plant is expected to begin in June 2003. Among the projects funded by the issuance of convertible debentures, work on the cutting and distribution center for the Cold Rolling Plant has not gone ahead according to plan. The main reason for this is that the implementation plan for the project is subject to further analysis.

b

(prepared in accordance with PRC Accounting Standards)

1. Operating results

Table 1 Unit Rmb'000

Item	January - March, 2002	January-March, 2001	Change (+/-) %
Income from principal operations	2,326,550	2,215,007	5.04
Profit from principal operations	176,906	155,912	13.47
Net profit	57,786	49,581	16.55

Notes: Reasons for the changes are as follows:

(1) The increase in income from principal operations was attributable to the increase in sales volume;

(2) The increase in profit from principal operations was attributable to the rise in income from principal operations;

(3) The growth in net profit was attributable to the rise in profit from principal operations and the drop in net non-operating expense.

Table 2 Unit Rmb'000

	Amount		Percentage of total assets (%)		
	January-	January-	January-	January-	Percentage

Item	March, 2002	March, 2001	March, 2002	March, 2001	change (%)
Total profit	86,248	74,001	100	100	-
Profit from principal operations	176,906	155,912	205.11	210.69	-5.58
Other operating profit	5,804	6,806	6.73	9.20	-2.47
Expenses for the period	96,180	90,490	111.52	122.28	-10.76
Investment income	-	-	-	-	-
Subsidies income	-	11,275	-	15.24	-15.24
Net non-operating income/expenses	-282	-9,502	0.33	12.84	-12.51

Notes:

The main reasons for the changes between the different reporting periods are as follows:

1) The fall in the ratio of profit from principal operations to total profit is because the rate of increase in overall profit is greater than the increase in profit from principal operations. It is also related to reductions in non-operating expenses and administrative expenses;

2) Expenses for the period increased because of the increase in financial expenses;

3) The subsidy income reduced because the Company used a 'first pay, later rebate' method for its exports in 2001. However, in 2002, it employed the 'offset rebate' method for its exports, which led to there being no subsidy income;

4) The reduction in net non-operating expense was due to the reduction in losses on obsolete fixed assets.

For the period from January to March, 2002, there was no seasonality to either the Company's income or expenses. There was no exceptional profit or loss.

2. Financial Position

Unit: Rmb'000

Item	Amount		Percentage of total assets (%)		Percentage change (%)
	Opening balance	Closing balance	Opening balance	Closing balance	
Total assets	10,237,888	10,544,524	100	100	-
Bills receivable	2,423,349	2,569,233	23.67	24.37	0.7
Trade receivables	145,798	129,131	1.42	1.22	-0.2
Cash at banks and in hand	761,229	622,985	7.44	5.91	-1.53
Inventories	904,213	978,127	8.83	9.28	0.45
Long-term investment	0	37,248	0	0.35	0.35
Total fixed assets	5,091,530	5,167,118	49.73	49.00	-0.73

Note 1 : Reasons for major changes:

1) The reduction in the ratio of cash at banks and in hand to total assets was due to the investment made in construction and refurbishment.

2) The long term investments increased because the Company invested US$4.50 million (equivalent to Rmb37.248 million) during the period in ANSC -TKS Galvanizing Co., Ltd.

Note 2:

1) Trust arrangements for funds: there were no trust arrangements in respect of the management of the Company's funds.

2) Units to which funds have been entrusted and from which loans have been obtained together with their amounts and maturity dates: as at 31st March 2002, the Company had total long term loans of Rmb400 million with terms of between 3 to 5 years, of which Rmb300 million was borrowed from the Industrial and Commercial Bank of China with an interest rate of 5.94%. The remaining Rmb100 million was borrowed from the Bank of China and the interest rate was 6.03% per annum.

3) The Company did not have any significant overdue debts.

3. Contingent and Subsequent Events

During the period, the Company was not involved in any material litigation or arbitration. The Company did not provide any guarantee to any external party during the peiod. There was no significant post balance sheet events during the period.

IV. FINANCIAL REPORT

(prepared in accordance with PRC Accounting Standards, unaudited)

Condensed Consolidated Balance Sheet

Item	**At the begining of the year**	**At the end of the period**
Current assets	4,820,586	5,016,162
Long-term investment	-	37,248
Net fixed assets	4,015,435	3,925,046
Intangible assets and other assets	1,401,867	1,566,068
Total assets	10,237,888	10,544,524
Current laibilities	2,617,103	2,866,081
Long-term liabilities	419,388	417,633
Minority interests	-	-
Shareholders' fund	7,201,397	7,260,810
Total liabilities and shareholders' fund	10,237,888	10,544,524

Condensed Consolidated Income Statement

Item	*Unit:Rmb'000* **For the period**
Income from principal operations	2,326,550
Profit from principal operations	176,906
Other operating profit	5,804
Expenses for the period	-
96,180	
Investment income	-
Net non-operating income/ expenses	-282
Income tax	-28,462
Net profit	57,786

Notes to the financial statements

1. The accounting policies, accounting estimations and the scope of consolidation of the financial statements adopted for the period are in conformity with those adopted in respect of the preceding equivalent period.

2. There is no significant discrepancy between the accounting policies adopted for this quarterly financial report and those adopted in respect of the financial report of the full year.

V. DOCUMENTS AVAILABLE FOR INSPECTION

1. Original of the quarterly report signed by the Chairman;

2. Financial statements of the Company signed by the Legal Representative, Chief Accountant and Head of the Accounting Department of the Company;

3. Originals of all the documents and announcements released by the Company in China Securities Journal and the Securities Times during the period.

Angang New Steel Company Limited
Liu Jie
Chairman

24th April, 2002

8

Announcement Regarding Resolution Passed at the Ninth Meeting of the Second Board of Directors

Angang New Steel Company Limited held its ninth meeting of the second Board of Directors on 24th April, 2002 through written communication. The Company has 12 directors and 11 directors executed the resolutions, which complied with the relevant provisions of the Company Law and the Articles of Association of the Company. The resolution was lawfully and validly passed. The following resolution was passed at

the meeting:

1. Approval of the first quarterly report for 2002.

Angang New Steel Company Limited
Board of Directors

24th April 2002

Please also refer to the published version of this announcement in Hong Kong iMail / Hong Kong Economic Times.

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

Angang New Steel Company Limited (the "Company") held its 2001 Annual General Meeting at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China (the "PRC") on 15 May 2002. One proxy attended the meeting, representing a total of 2,172,143,999 shares carrying voting right, being 73.41% of the total share capital of the Company. The number of valid shares as required by the Articles of Association of the Company was met.

The following resolutions were passed at the meeting by way of ordinary resolutions:

1. the 2001 report of the board of directors (the "Board") of the Company was approved;

2. the 2001 report of the supervisory committee of the Company was approved;

3. the audited financial statements of the Company for 2001 was approved;

4. the proposed profit distribution plan of the Company for 2001 was approved;

The Company recorded a net profit of Rmb403,743,000 calculated according to the PRC Accounting Standards and Rmb366,481,000 calculated according to International Accounting Standards. In accordance with the relevant laws and regulations, the Company transferred Rmb41,032,000 to each of the statutory surplus reserve and the statutory public welfare fund under the PRC Accounting Standards. Profit distributable to shareholders for the year was Rmb1,045,713,000 (inclusive of the undistributed profit of Rmb724,034,000 at the beginning of the year). A final dividend of Rmb0.8 in cash will be paid for every ten shares held (tax inclusive). Dividend for domestic shares will be paid in Renminbi and dividend for foreign shares will be paid in Hong Kong dollars. The applicable exchange rate is the average exchange rate for conversion of Renminbi into Hong Kong dollars as quoted by the Bank of China for the week immediately preceding the holding of the general meeting on 15 May 2002.

The Company intends to appropriate profit after the completion of the financial audit for the year 2002. The percentage of the net profit for 2002 which will be used for dividend distribution will not be less than 40%. The principal method for profit distribution will be in cash. The aforementioned distribution plan will have to take into account the actual circumstances by the Board before it is proposed to the general meeting of shareholders for approval. The Board reserves the right to adjust the distribution plan in accordance with the Company's development and the profit made during the year.

5. the appointment of KPMG and KPMG Peat Marwick Huazhen as the Company's international and domestic auditors, respectively, for 2002 was approved and the Board was authorised to determine their remuneration;

6. the remuneration for the directors and supervisors of the Company for 2001 was approved;

7. the Rules of Proceedings of General Meetings were approved;

8. the establishment of committees under the Board was approved.

The amendments to the relevant articles of the Articles of Association of the Company were approved at the meeting by way of special resolution.

By order of the Board
Fu Ji Hui
Company Secretary

15 May 2002

Please also refer to the published version of this announcement in Hong Kong iMail / Hong Kong Economic Times.

Information Made Public, Filed or Distributed by the Company for the Period from January 1, 2002 to May 27, 2002

The PRC:

1. Announcement of the Resolutions Passed at the 2001 Extraordinary General Meeting dated January 4, 2002.

2. Announcement of the Resolutions Passed at the 7th Meeting of the Second Board of Directors dated January 4 2002.

3. Announcement regarding the Change of Shareholding Structure dated January 5, 2002.

4.* Announcement regarding Joint Venture with Thyssen for construction of a galvanised steel sheet production line dated January 16, 2002. (see item 1, Exhibit D-1 for English translation)

5.* Announcement regarding Joint Venture with Thyssen for construction of a galvanised steel sheet production line dated February 6, 2002. (see item 2, Exhibit D-1 for English translation)

6. Announcement of the Board of Directors dated February 26, 2002.

7. Announcement regarding Interest Payments for Convertible Debentures dated March 9, 2002.

8.* Announcement regarding the Resolutions Passed at the Eighth Meeting of the Second Board of Directors dated March 25, 2002. (see item 5, Exhibit D-1 for English translation)

9.* Announcement regarding Resolution for Amendments to the Articles of Association of the Company dated March 25, 2002. (see Note G of item 4, Exhibit D-1 for English translation)

10.* Announcement regarding the Rules of Proceedings of General Meeting dated March 25, 2002. (see Note H of item 4, Exhibit D-1 for English summary)

11.* Notice of the 2001 General Meeting dated March 25, 2002. (see item 4, Exhibit D-1 for English translation)

12.* Announcement regarding the Resolutions Passed at the Fourth Meeting of the Second Supervisory Committee dated March 25, 2002. (see item 6, Exhibit D-1 for English translation)

13. Supplementary Announcement Regarding the 2001 Annual Report dated March 27, 2002.

14. Announcement regarding the Change of Shareholding Structure of Angang New Steel Company Limited dated April 4, 2002.

15.* Announcement regarding the Resolution Passed at the Ninth Meeting of the Second Board of Directors dated April 24, 2002. (see item 8, Exhibit D-1 for English translation)

16. Legal Opinion regarding the 2001 Annual General Meeting dated May 15, 2002.

17.* Announcement of the Resolutions Passed at the 2001 Annual General Meeting dated May 15, 2002. (see item 9, Exhibit D-1 for English translation)

Note: Documents marked with "*" were also published in English in Hong Kong and are included in Exhibit D-1 (see the cross-references above for the item numbers).

Item 1

Summary

Announcement of the Resolutions passed at the 2001 Extraordinary General Meeting of Angang New Steel Company Limited

The 2001 Extraordinary General Meeting of Angang New Steel Company Limited (the "Company") was held on December 31, 2001 at the Conference Room, 1/Floor, Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the PRC. The Meeting was attended by two proxies holding 2,178,089,999 voting shares, which represented 73.65% of the total share capital of the Company, and was validly constituted by virtue of the Articles of Association of the Company.

The following resolutions were passed by way of ordinary resolutions:

1. The execution of a Supplemental Agreement to the Supply of Materials and Services Agreement with Angang Group Holding Company; and

2. The construction of a galvanised steel sheet production line and a color coating steel sheet production line.

By order of the Board of Directors of
Angang New Steel Company Limited

January 4, 2002

Item 2

Summary

Announcement of the Resolutions Passed at the 7th Meeting of the Second Board of Directors of Angang New Steel Company Limited

The 7th Meeting of the Second Board of Directors of Angang New Steel Company Limited was held on December 31, 2001 at the Conference Room, Angang Dong Shan Hotel. The Company currently has 12 directors, of which 11 directors were present. This complied with the relevant requirements of the "Company Law" and the Articles of Association of the Company. The Meeting was chaired by Mr. Cai Denglou, the Vice-Chairman of the Board of Directors, at which the following resolutions were discussed and adopted:

1. A loan of RMB2 billion from the Bank of China was approved and the authorization was granted to the General Manager, Mr. Yao Lin, for dealing with this matter; and

2. A loan of RMB63 million from the Industrial and Commercial Bank of China was approved for the technology renovation project of the Company and the authorization was granted to the General Manager, Mr. Yao Lin, for dealing with this matter.

By order of the Board of
Angang New Steel Company Limited

January 4, 2002

Item 3

Full Translation

Announcement Regarding the Change of Shareholding Structure of Angang New Steel Company Limited

As at December 31, 2001, the convertible debentures of RMB1,480,794,000 which were issued by Angang New Steel Company Limited (the "Angang Convertible Debentures") have been converted into shares of Angang New Steel Company Limited and 448,935,149 shares have been issued upon the conversion of convertible debentures. The details are hereby disclosed as follows in accordance with relevant requirements:

Changes of Share Capital (Unit: shares)

	Before the Change	Increase or Decrease (+/-)	After the Change	Percentage of Shareholding
1. State-owned Legal Person Shares	1,319,000,000	0	1,319,000,000	44.60%
2. Listed A Shares	300,000,000	448,935,149	748,935,149	25.31%
3. Listed H Shares	890,000,000	0	890,000,000	30.09%
4. Total Share Capital	2,509,000,000	448,935,149	2,957,935,149	100%

By order of the Board of
Angang New Steel Company Limited

January 5, 2002

Item 6

Full Translation

Announcement of the Board of Directors of Angang New Steel Company Limited

The 2001 Annual Report of the Company was originally scheduled to be published on March 5, 2002. Due to the large size of its assets, the Company failed to complete the Annual Report on schedule. The publication date of its Annual Report is therefore extended to March 26, 2002.

By order of the Board of
Angang New Steel Company Limited

February 26, 2002

Item 7

Summary

Angang New Steel Company Limited: Announcement Regarding Interest Payments for Convertible Debentures

Angang New Steel Company Limited (the "Company") issued convertible debentures (the "Angang Convertible Debentures") on March 15, 2000. As at March 14, 2002, the Angang Convertible Debentures have been in issue for two years. In accordance with the relevant provisions of the "Prospectus for Convertible Debentures" of the Company, an announcement regarding the interest payment for the Angang Convertible Debentures is hereby given:

1. *Proposal for Distribution of Interest*

Distribution of interest in respect of the Angang Convertible Debentures is made in accordance with the terms of the debentures set out in the "Prospectus for Convertible Debentures" of the Company as follows: "Interest on the Angang Convertible Debentures will be paid once every year on the par value at an annual interest rate of 1.2% from March 15, 2000." It is proposed that the Company distribute interest in respect of the Angang Convertible Debentures for 2001 as follows: Interest in the amount of RMB12 shall be payable for every 10 Angang Convertible Debentures with a par value of RMB1,000.

2. *Record Date for the Right to Interest Payment*

In accordance with the terms of the debentures set out in the "Prospectus for Convertible Debentures" of the Company, the record date for the right to the current interest payment will be March 14, 2002.

3. *Recipients of Interest Payments*

The recipients of interest payments are: all holders of Angang Convertible Debentures whose names appear on the Register of Members of the Shenzhen Securities Clearing Company Limited at the close of trading on the Shenzhen Stock Exchange on March 14, 2002.

By order of the Board of
Angang New Steel Company Limited

March 9, 2002

Item 13

Full Translation

Supplementary Announcement Regarding the 2001 Annual Report of Angang New Steel Company Limited

Angang New Steel Company Limited published the summary of its 2001 Annual Report in the "Securities Times" on March 26, 2002. However, the total number of shares of the Company was omitted in the summary due to an error. A supplementary announcement is hereby made as follows: one more statement shall be added to Section 4 (1) headed "Changes to Share Capital" in the summary of the Annual Report, that is, "3. Total Number of Shares, At the Beginning of the Period: 2,917,943,331 shares, Change during the Period: 39,991,818 shares, At the End of the Period: 2,957,935,149 shares".

We hereby apologize to investors.

By order of the Board of
Angang New Steel Company Limited

March 27, 2002

Item 14

Full Translation

Announcement Regarding the Change of Shareholding Structure of Angang New Steel Company Limited

As at March 29, 2002, the convertible debentures of RMB1,482,420,000 which were issued by Angang New Steel Company Limited (the "Angang Convertible Debentures" and its code is 125898) have been converted into the shares of the Company. Currently, there are listed Angang Convertible Debentures amounting to RMB17,580,000 in the market. The code for the shares of "Angang New Steel" is 000898 and 449,441,629 shares have been issued upon the conversion of the Angang Convertible Debentures.

Changes of Share Capital (Unit: shares)

	Before the Change	Increase or Decrease (+/-)	After the Change	Percentage of Shareholding
1. State-owned Legal Person Shares	1,319,000,000	0	1,319,000,000	44.585%
2. Listed A Shares	300,000,000	449,441,629	729,441,629	25.332%
3. Listed H Shares	890,000,000	0	890,000,000	30.083%
4. Total Share Capital	2,509,000,000	449,441,629	2,958,441,629	100.000%

By order of the Board of
Angang New Steel Company Limited

April 4, 2002

Item 16

Summary

Legal Opinion Regarding the 2001 Annual General Meeting of Angang New Steel Company Limited

To: Angang New Steel Company Limited

In accordance with the "Securities Law of the People's Republic of China", the "Company Law of the People's Republic of China" and the "Opinions on Standardization of General Meetings of Listed Companies (2000 revised version)" issued by the China Securities Regulatory Commission, King & Wood of Beijing City ("King & Wood") accepts your invitation to send lawyers to attend the 2001 Annual General Meeting of Angang New Steel Company Limited (the "Company") and witness relevant events at the Meeting.

In order to issue this legal opinion, King & Wood has examined and reviewed the following documents provided by the Company, including but without limitation:

1. the Articles of Association;
2. the resolutions adopted at the 8th Meeting of the Second Board of Directors of the Company;
3. the minutes of the 8th Meeting of the Second Board of Directors of the Company;
4. the announcement of the resolutions passed at the 8th Meeting of the Second Board of Directors and the announcement of the notice of the 2001 Annual General Meeting which were published in the "China Securities News (中国证券报)" and the "Securities Times (证券时报)" on March 26, 2002;
5. the circular dated March 26, 2002 which was sent to the holders of foreign shares ("H Shares") listed outside China;
6. the circular regarding the 2001 Annual General Meeting which was published in the "Hong Kong Economic Times" and the "Hong Kong imail" on March 26, 2002;
7. the register showing the attendance of shareholders at the 2001 Annual General Meeting of the Company and related documents; and
8. documents regarding the 2001 Annual General Meeting of the Company.

Pursuant to Article 13 of the "Securities Law", King & Wood hereby renders the following opinions regarding the relevant legal issues in relation to the calling and holding of the 2001 Annual General Meeting:

I. Procedures for calling and holding the Meeting

The procedures for calling and holding the Meeting complied with applicable legal requirements.

II. Qualifications of the persons attending the 2001 Annual General Meeting

The qualification of the persons attending the Meeting complied with the requirements as provided by laws and regulations and the articles of association of the Company. The quorum as required by laws and regulations and the articles of association of the Company was present.

III. Qualifications of the shareholders proposing resolutions at the 2001 Annual General Meeting

The Meeting discussed the proposal submitted by the Board. No shareholder raised any new proposal.

IV. Polling procedures of this Meeting

Polling procedures and polling results complied with the articles of association of the Company and the "Opinions on Standardization of General Meetings of Listed Companies (2000 revised version)". The polling result is legal and valid.

V. Conclusion

King & Wood believes that the relevant issues in relation to the calling and holding of the Meeting and the polling procedures complied with the requirements as provided by laws and regulations and the articles of association of the Company. Resolutions passed at the Meeting are legal and valid.

Witnessed by: Tan Lizi
King & Wood
May 15, 2002